Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

1776 PORTFOLIO INVESTMENT, LLC,

1776 PORTFOLIO REIT MERGER SUB, LLC,

1776 PORTFOLIO OP MERGER SUB, LP,

HERSHA HOSPITALITY TRUST,

and

HERSHA HOSPITALITY LIMITED PARTNERSHIP

dated as of

August 27, 2023

i

ii

Exhibit A	Form of REIT Opinion of Company REIT Counsel

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (hereinafter referred to as this “Agreement”), dated as of August 27, 2023, is by and among 1776 Portfolio Investment, LLC, a Delaware limited liability company (“Parent”), 1776 Portfolio REIT Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“REIT Merger Sub”), 1776 Portfolio OP Merger Sub, LP, a Virginia limited partnership and subsidiary of Parent (“OP Merger Sub” and, together with Parent and REIT Merger Sub, the “Parent Parties”), Hersha Hospitality Trust, a Maryland real estate investment trust (the “Company”), and Hersha Hospitality Limited Partnership, a limited partnership formed under the laws of the Commonwealth of Virginia and subsidiary of the Company (the “Company Operating Partnership”). All capitalized terms used in this Agreement shall have the meaning ascribed to such terms in Section 9.5 or as otherwise defined elsewhere in this Agreement unless the context clearly provides otherwise. Parent, REIT Merger Sub, OP Merger Sub, the Company Operating Partnership and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, the Parties wish to effect a business combination through (i) a merger of OP Merger Sub with and into the Company Operating Partnership, with the Company Operating Partnership being the surviving entity (the “Partnership Merger”), on the terms and subject to the conditions set forth in this Agreement and in accordance with the Virginia Revised Uniform Limited Partnership Act (the “VRULPA”), and (ii) immediately following the consummation of the Partnership Merger, a merger of the Company with and into REIT Merger Sub, with REIT Merger Sub being the surviving entity (the “Company Merger” and, together with the Partnership Merger, the “Mergers”), on the terms and subject to the conditions set forth in this Agreement and in accordance with the Maryland REIT Law (the “MRL”) and the Delaware Limited Liability Company Act (“DLLCA”);

WHEREAS, the board of trustees of the Company (the “Company Board of Trustees”), acting on an unanimous recommendation of the transaction committee of the Company Board of Trustees (the “Company Transaction Committee”), has unanimously (a) duly and validly authorized and approved, and declared advisable, the execution, delivery and performance of this Agreement and the consummation of the Company Merger and the other transactions contemplated by this Agreement (collectively, the “Transactions”), (b) directed that the Company Merger and the other Transactions each be submitted for consideration at a meeting of the Company’s shareholders and (c) subject to Section 5.2, resolved to recommend that the Company’s shareholders vote in favor of the approval of the Company Merger and the other Transactions (the “Company Board Recommendation”) and to include such recommendation in the Proxy Statement;

WHEREAS, the managing member of Parent has duly and validly authorized and approved, and declared advisable, the execution, delivery and performance of this Agreement and the consummation of the Mergers and the other Transactions;

WHEREAS, the Company, as the sole general partner of the Company Operating Partnership and the holder of a majority of the issued and outstanding Company Partnership Units, has approved this Agreement, the consummation of the Mergers and the other Transactions and deemed it advisable and in the best interests of the Company and the Company Operating Partnership for the Company Operating Partnership to enter into this Agreement and to consummate the Mergers and the other Transactions on the terms and conditions set forth herein;

WHEREAS, Parent, on its own behalf and as the sole general partner of OP Merger Sub, has approved this Agreement, the consummation of the Partnership Merger and the other Transactions and deemed it advisable and in the best interests of OP Merger Sub to enter into this Agreement and to perform its obligations hereunder on the terms and conditions set forth herein;

WHEREAS, Parent, on its own behalf and as the sole member of REIT Merger Sub, has approved this Agreement, the consummation of the Company Merger and the other Transactions and deemed it advisable and in the best interests of REIT Merger Sub to enter into this Agreement and to consummate the Company Merger and the other Transactions on the terms and conditions set forth herein;

WHEREAS, Parent, REIT Merger Sub, OP Merger Sub, the Company Operating Partnership and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and also prescribe various conditions to the Mergers;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and a material inducement to the Parent Parties’ willingness to enter into this Agreement, certain equityholders of the Company and the Company Operating Partnership have each executed and delivered to Parent a voting and support agreement (the “Voting and Support Agreements”); and

WHEREAS, as a material inducement to, and as a condition to, the Company entering into this Agreement, concurrently with the execution of this Agreement, KSL Capital Partners VI, L.P., KSL Capital Partners VI-A, L.P., KSL Capital Partners VI TE, L.P., KSL Capital Partners VI TE-A, L.P. and KSL Capital Partners VI FF, L.P. (collectively, the “Guarantors”) have entered into a limited guarantee, dated as of the date hereof, guaranteeing certain of Parent’s obligations under this Agreement (the “Parent Guarantee”).

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

AGREEMENT

ARTICLE I

THE MERGERS

Section 1.1     The Partnership Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the VRULPA, at the Partnership Merger Effective Time, OP Merger Sub shall be merged with and into the Company Operating Partnership, whereupon the separate existence of OP Merger Sub will cease, with the Company Operating Partnership surviving the Partnership Merger (the Company Operating Partnership, as the surviving entity in the Partnership Merger, sometimes being referred to herein as the “Surviving Partnership”). The Partnership Merger shall have the effects provided in this Agreement and as specified in the VRULPA.

Section 1.2      The Company Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the MRL and the DLLCA, at the Company Merger Effective Time, the Company shall be merged with and into REIT Merger Sub, whereupon the separate existence of the Company will cease, with REIT Merger Sub surviving the Company Merger (REIT Merger Sub, as the surviving entity in the Company Merger, sometimes being referred to herein as the “Surviving Entity”), such that following the Company Merger, the Surviving Entity will be a wholly-owned Subsidiary of Parent. The Company Merger shall have the effects provided in this Agreement and as specified in the MRL and the DLLCA.

Section 1.3      Closing. The closing of the Mergers (the “Closing”) will take place (a) electronically through the exchange of documents via email at 10:00 a.m. Eastern Time on the fifth Business Day after the satisfaction or waiver of the last of the conditions set forth in Article VII to be satisfied or waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing); or (b) at such other date or place as is agreed to in writing by the Company and Parent; provided, however, that in no event shall the Closing be required to occur prior to November 28, 2023 unless otherwise notified by Parent in writing to the Company. The date on which the Closing actually takes place is referred to as the “Closing Date.”

Section 1.4        Effective Time.

(a)         On the Closing Date, the Company, the Company Operating Partnership, Parent, REIT Merger Sub, Parent and OP Merger Sub shall (i) cause articles of merger with respect to the Partnership Merger (the “Articles of Partnership Merger”) to be duly executed and filed with the Virginia State Corporation Commission (the “VSCC”) as provided under the VRULPA, and (ii) make any other filings, recordings or publications required to be made by the Company Operating Partnership or OP Merger Sub under the VRULPA in connection with the Partnership Merger. The Partnership Merger shall become effective as set forth in the Certificate of Merger issued by the VSCC and at such time: (i) as the Articles of Partnership Merger are filed with the VSCC or (ii) on such other date and time (not to exceed five Business Days from the date the Articles of Partnership Merger are filed with the VSCC) as shall be agreed to by the Company and Parent and specified in the Articles of Partnership Merger (such date and time being hereinafter referred to as the “Partnership Merger Effective Time”), it being understood and agreed that the Parties shall cause the Partnership Merger Effective Time to occur immediately prior to the Company Merger Effective Time.

(b)         On the Closing Date, and immediately after the filing of the Articles of Partnership Merger, the Company and REIT Merger Sub shall (i) cause articles of merger with respect to the Company Merger (the “Articles of Merger”) to be duly executed, filed with and accepted for record by the State Department of Assessments and Taxation of Maryland (the “SDAT”) in accordance with the MRL and the DLLCA, (ii) duly execute and file a certificate of merger with the Secretary of State of the State of Delaware in accordance with the Laws of the State of Delaware, and (iii) make any other filings, recordings or publications required to be made by the Company or REIT Merger Sub under the MRL and the DLLCA in connection with the Company Merger. The Company Merger shall become effective at such time as (i) the Articles of Merger are accepted for record by the SDAT and the filing of the certificate of merger with the Secretary of State of the State of Delaware, or (ii) on such other date and time (not to exceed five Business Days from the date the Articles of Merger are accepted for record by the SDAT) as shall be agreed to by the Company and REIT Merger Sub (such date and time being hereinafter referred to as the “Company Merger Effective Time”), it being understood and agreed that the Parties shall cause the Company Merger Effective Time to occur immediately after the Partnership Merger Effective Time.

Section 1.5       Governing Documents.

(a)          At the Company Merger Effective Time, the certificate of formation of REIT Merger Sub, as in effect immediately prior to the Company Merger Effective Time, shall be and become the certificate of formation of the Surviving Entity, and the limited liability company agreement of REIT Merger Sub shall be and become the limited liability company agreement of the Surviving Entity, until thereafter amended or restated as provided therein and in accordance with applicable Law, in each case consistent with the obligations set forth in Section 6.4.

(b)        At the Partnership Merger Effective Time, the certificate of limited partnership of the Company Operating Partnership, as in effect immediately prior to the Partnership Merger Effective Time (the “Certificate of Limited Partnership”), shall be the certificate of limited partnership of the Surviving Partnership until thereafter amended as provided below. At the Partnership Merger Effective Time, the Company Operating Partnership Agreement as in effect immediately prior to the Partnership Merger Effective Time shall be amended in a form determined by Parent, subject to Section 6.4 (collectively, the “Partnership Agreement Amendments”). At the Partnership Merger Effective Time, the Company Operating Partnership Agreement, as amended by the Partnership Agreement Amendments, shall be the limited partnership agreement of the Surviving Partnership until thereafter amended as provided therein or by applicable Law, in each case consistent with the obligations set forth in Section 6.4 (the “Amended Partnership Agreement”). On the Closing Date, following the Company Merger Effective Time, the Surviving Entity shall file a certificate of amendment to the Certificate of Limited Partnership to reflect the Surviving Entity’s admission to the Surviving Partnership as the new sole general partner of the Surviving Partnership. From and after the Company Merger Effective Time, the Certificate of Limited Partnership, as so amended, shall be the certificate of limited partnership of the Surviving Partnership until thereafter amended as provided therein or by applicable Law. Promptly following the Company Merger Effective Time, the Surviving Entity shall execute and deliver to the Surviving Partnership such documents or instruments as may be required to effect its admission as the successor sole general partner of the Surviving Partnership and as a limited partner of the Surviving Partnership, and it shall be admitted to the Surviving Partnership as the successor sole general partner and a limited partner of the Surviving Partnership at the Company Merger Effective Time and shall carry on the business of the Surviving Partnership without dissolution as provided in the Amended Partnership Agreement.

Section 1.6        Officers, General Partner and Limited Partners of the Surviving Entities.

(a)          Parent shall be the sole holder of common units of the Surviving Entity following the Company Merger Effective Time, entitling Parent to such rights, duties and obligations as are more fully set forth in the limited liability company agreement of the Surviving Entity.

(b)          The officers of the Company immediately prior to the Company Merger Effective Time shall be the officers of the Surviving Entity from and after the Company Merger Effective Time, until such time as their resignation or removal or such time as their successors shall be duly elected and qualified.

(c)          The Company shall be the sole general partner and a limited partner of the Surviving Partnership following the Partnership Merger Effective Time and prior to the Company Merger Effective Time, entitling the Company to such rights, duties and obligations as are more fully set forth in the Amended Partnership Agreement.

(d)          The Surviving Entity shall be the sole general partner and a limited partner of the Surviving Partnership following the Company Merger Effective Time, entitling the Surviving Entity to such rights, duties and obligations as are more fully set forth in the Amended Partnership Agreement (as it may be further amended, including to reflect the Surviving Entity as the sole general partner of the Surviving Partnership following the Company Merger Effective Time).

ARTICLE II

TREATMENT OF SECURITIES
Section 2.1        Treatment of Capital Shares.

(a)          At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of the Parent Parties, the Company or the holders of any securities of the Company or of REIT Merger Sub:

(i)          Treatment of Company Common Shares. Each Company Common Share issued and outstanding immediately prior to the Company Merger Effective Time (other than any Excluded Shares), shall be automatically converted into the right to receive $10.00 in cash per Company Common Share, without interest, as it may be adjusted pursuant to Section 6.13 (the “Per Company Share Merger Consideration”, and in the aggregate, the “Merger Consideration”).

(ii)          Treatment of Company Preferred Shares. At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of any holder thereof, (1) each Series C Preferred Share (other than any Excluded Shares) issued and outstanding immediately prior to the Company Merger Effective Time shall be, subject to the terms and conditions set forth herein, automatically converted into the right to receive an amount in cash equal to the Per Series C Preferred Share Redemption Price (such amount, the “Per Company Series C Preferred Share Merger Consideration”), (2) each Series D Preferred Share (other than any Excluded Shares) issued and outstanding immediately prior to the Company Merger Effective Time shall be, subject to the terms and conditions set forth herein, automatically converted into the right to receive an amount in cash equal to the Per Series D Preferred Share Redemption Price (such amount, the “Per Company Series D Preferred Share Merger Consideration”), and (3) each Series E Preferred Share (other than any Excluded Shares) issued and outstanding immediately prior to the Company Merger Effective Time shall be, subject to the terms and conditions set forth herein, automatically converted into the right to receive an amount in cash equal to the Per Series E Preferred Share Redemption Price (such amount, the “Per Company Series E Preferred Share Merger Consideration” and, together with the Per Company Series C Preferred Share Merger Consideration and Per Company Series D Preferred Share Merger Consideration, as applicable, the “Per Company Preferred Share Merger Consideration”, and in the aggregate, the “Preferred Merger Consideration”).

(iii)          Treatment of REIT Merger Sub Interests. Each membership interest of REIT Merger Sub issued and outstanding immediately prior to the Company Merger Effective Time shall survive the Company Merger and shall remain issued and outstanding following the Company Merger Effective Time as a membership interest of the Surviving Entity, and no consideration shall be delivered in exchange therefor.

(iv)          Cancellation of Company Common Shares and Company Preferred Shares Owned by Parent, the Company or REIT Merger Sub. At the Company Merger Effective Time, each issued and outstanding Company Common Share and/or Company Preferred Share that is owned by the Parent, REIT Merger Sub or any Subsidiary of Parent or the Company or any Company Subsidiary immediately prior to the Company Merger Effective Time (collectively, the “Excluded Shares”), if any, shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(v)         Cancellation of Company Common Shares and Company Preferred Shares. At the Company Merger Effective Time, all Company Common Shares and Company Preferred Shares issued and outstanding immediately prior to the Company Merger Effective Time shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of Company Common Shares and/or Company Preferred Shares (in each case, other than Excluded Shares) shall cease to have any rights with respect to such interest, except the right to receive the Per Company Share Merger Consideration and/or the Per Company Preferred Share Merger Consideration, as applicable, in each case, upon the surrender of such Company Common Shares and/or Company Preferred Shares, in accordance with Section 2.2.

(b)         At the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any action on the part of the Parent Parties, the Company Operating Partnership or the holders of any securities of the Company Operating Partnership or OP Merger Sub:

(i)          Treatment of Partnership Units. Each Company Partnership Unit (other than any Excluded Units) issued and outstanding immediately prior to the Partnership Merger Effective Time shall be converted into the right to receive an amount in cash equal to the Per Company Share Merger Consideration, without interest (the “Per Partnership Unit Merger Consideration”, and in the aggregate, the “OP Merger Consideration”).

(ii)          Partnership Units. Each Company Partnership Unit, including for the avoidance of doubt, any Company Preferred Partnership Units, owned by the Company or any of its Subsidiaries (including the Company Operating Partnership), in each case, as of immediately prior to the Partnership Merger Effective Time (collectively, the “Continuing Units”), shall be unaffected by the Partnership Merger and shall remain outstanding as a partnership unit of the Surviving Partnership held by the Company or relevant Subsidiary of the Company, and no consideration shall be delivered in exchange therefor.

(iii)          Cancellation of Parent Owned Partnership Units. Each Company Partnership Unit owned by Parent, OP Merger Sub or any of their respective Subsidiaries, in each case, as of immediately prior to the Partnership Merger Effective Time (together with the Continuing Units, the “Excluded Units”), shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(iv)          Cancellation of OP Merger Sub Interests. At the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any action on the part of any holder thereof, each interest in OP Merger Sub shall automatically be canceled and cease to exist, the holders thereof shall cease to have any rights with respect thereto, and no consideration shall be delivered in exchange therefor.

(c)          Adjustment to Merger Consideration. The Per Company Share Merger Consideration, the Per Partnership Unit Merger Consideration, and the Per Company Preferred Share Merger Consideration and other similarly dependent items shall be equitably adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Shares, Company Preferred Shares or Company Partnership Units, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of Company Common Shares, Company Preferred Shares or Company Partnership Units outstanding after the date hereof and prior to the Company Merger Effective Time and the Partnership Merger Effective Time, as applicable, so as to provide the holders of Company Common Shares, Company Preferred Shares and/or Company Partnership Units, as applicable, with the same economic effect as contemplated by this Agreement prior to such event and as so adjusted shall, from and after the date of such event, be the Per Company Share Merger Consideration, the Per Partnership Unit Merger Consideration, the Per Company Preferred Share Merger Consideration and other similarly dependent items; provided, however, that nothing in this Section 2.1(c) shall be construed to permit the Company or the Company Operating Partnership to take or authorize any action with respect to their respective securities that is prohibited by Section 5.1 or any other terms of this Agreement.

Section 2.2        Payment for Securities; Surrender of Certificates.

(a)        Exchange Fund. Prior to the Partnership Merger Effective Time, Parent shall, at its sole cost and expense, designate and appoint Equiniti Trust Company, LLC (or such other bank or trust company reasonably satisfactory to the Company and Parent) to act as the paying agent in connection with the Mergers (the “Paying Agent”). At or prior to the Company Merger Effective Time, Parent shall deposit with the Paying Agent cash in immediately available funds in an amount sufficient to pay the Merger Consideration, the Preferred Merger Consideration and the OP Merger Consideration (such deposited cash amounts referred to as the “Exchange Fund”) for the benefit of the holders of Company Common Shares, Company Preferred Shares, Company Partnership Units and the Surviving Entity (solely to the extent any amounts in the Exchange Fund are in excess of the amounts payable pursuant to Section 2.1(a)(i)). The Paying Agent shall make delivery of the Merger Consideration, Preferred Merger Consideration and OP Merger Consideration out of the Exchange Fund in accordance with the terms of this Agreement. The cash portion of the Exchange Fund shall be invested by the Paying Agent as reasonably directed by Parent; provided, however, that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article II and in the event any losses arising from such investment causes the Exchange Fund to be insufficient to pay the Merger Consideration, the Preferred Merger Consideration and the OP Merger Consideration, Parent shall, or shall cause the Surviving Entity to, promptly deposit additional funds with the Paying Agent in an amount equal to the deficiency in the amount required to make such payment. Any interest and other income resulting from such investments shall be paid to Parent or its designee on the earlier of (i) one (1) year after the Company Merger Effective Time or (ii) the full payment of the Exchange Fund; provided, that any amounts in the Exchange Fund in excess of the amounts payable under Section 2.1(a) shall be promptly paid to the Surviving Entity or as otherwise directed by Parent.

(b)          Procedures for Surrender.

(i)            Promptly after the Company Merger Effective Time (but in no event later than five (5) Business Days after the Company Merger Effective Time), subject to Section 2.2(b)(ii), Parent and the Surviving Entity shall cause the Paying Agent to mail or email (and make available for collection by hand) to each holder of record of (a certificate or certificates which immediately prior to the Company Merger Effective Time represented outstanding Company Common Shares or Company Preferred Shares (the “Certificates”) or (ii) non-certificated Company Common Shares or Company Preferred Shares represented by book-entry (“Book-Entry Shares”) and, in each case, whose Company Common Shares or Company Preferred Shares, as applicable, were converted pursuant to Section 2.1(a) into the right to receive the Per Company Share Merger Consideration or the Per Company Preferred Share Merger Consideration, as applicable, (A) a letter of transmittal, which shall (x) specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof) to the Paying Agent and (y) shall be in such form and have such other provisions as Parent may reasonably specify and (B) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for payment of the Per Company Share Merger Consideration or the Per Company Preferred Share Merger Consideration, as applicable. Upon surrender of a Certificate (or an affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions (including a validly issued IRS Form W-9 or applicable IRS Form W-8), the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the applicable Per Company Share Merger Consideration or the Per Company Preferred Share Merger Consideration (as applicable) for each Company Common Share or Company Preferred Share, as applicable, formerly represented by such Certificate or Book‑Entry Share pursuant to the provisions of this Article II that such holder has the right to receive under this Agreement for each Company Common Share or Company Preferred Share, as applicable, formerly represented by such Certificate or Book-Entry Share, to be mailed (or made available for collection by hand if so elected by the surrendering holder) within five Business Days following the later to occur of (i) the Company Merger Effective Time or (ii) the Paying Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, and the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share so surrendered shall be forthwith cancelled. The Paying Agent shall accept such Certificates (or affidavits of loss in lieu thereof) or Book‑Entry Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If payment of the Per Company Share Merger Consideration or the Per Company Preferred Share Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition precedent of payment that (i) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (ii) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Per Company Share Merger Consideration or the Per Company Preferred Share Merger Consideration, as applicable, to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not required to be paid. Payment of the Per Company Share Merger Consideration or the Per Company Preferred Share Merger Consideration, as applicable, with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated by this Section 2.2, each Certificate and Book-Entry Share shall be deemed at any time after the Company Merger Effective Time to represent only the right to receive the Per Company Share Merger Consideration or the Per Company Preferred Share Merger Consideration, as applicable, without interest thereon.

(ii)            Notwithstanding anything to the contrary contained in this Agreement but subject to the provisions of this Section 2.2(b)(ii), no holder of Book-Entry Shares held through The Depository Trust Company shall be required to deliver an executed Letter of Transmittal to the Paying Agent to receive the Per Company Share Merger Consideration or the Per Company Preferred Share Merger Consideration, as applicable, that such holder is entitled to receive pursuant to the terms hereof. In lieu thereof, each holder of record of one or more Book-Entry Shares held through The Depository Trust Company whose shares of Company Common Stock or Company Preferred Stock were converted pursuant to Section 2.1(a) into the right to receive the Per Company Share Merger Consideration or the Per Company Preferred Share Merger Consideration, as applicable, at the Company Merger Effective Time, subject to and in accordance with The Depository Trust Company’s customary procedures (including receipt by the Paying Agent of an “agent’s message” (or such other evidence of transfer or surrender as the Paying Agent may reasonably request)) and such other procedures as agreed by the Company, Parent, the Paying Agent and The Depository Trust Company, shall be entitled to receive, and Parent and the Surviving Entity shall cause the Paying Agent to pay and deliver to The Depository Trust Company or its nominee, for the benefit of the holder of such Book-Entry Shares held through it, as promptly as practicable after the Company Merger Effective Time, the Per Company Share Merger Consideration or the Per Company Preferred Share Merger Consideration, as applicable, out of the Exchange Fund for each such Book-Entry Share (after giving effect to any required Tax withholdings as provided in Section 2.5) and such Book-Entry Shares of such holder shall forthwith be cancelled.

(c)        As promptly as practicable following the Company Merger Effective Time (but in no event later than five Business Days thereafter), Parent and the Surviving Entity shall cause the Paying Agent to issue and deliver to each holder of Company Partnership Units (other than Excluded Units) as of immediately prior to the Partnership Merger Effective Time a check or wire transfer representing the applicable OP Merger Consideration that such holder has the right to receive pursuant to the provisions of Section 2.1(b), without such holder being required to deliver an executed Letter of Transmittal to the Paying Agent but subject to and in accordance with the Paying Agent’s customary procedures and such other procedures as agreed by the Company, Parent and the Paying Agent, and such Company Partnership Units shall be automatically cancelled in accordance with Section 2.1(b). No interest shall be paid or accrued for the benefit of holders of Company Partnership Units on the OP Merger Consideration payable in respect of such Company Partnership Units.

(d)         Transfer Books; No Further Ownership Rights in Company Common Shares and Company Preferred Shares and Company Partnership Units. At the Company Merger Effective Time, the share transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Company Common Shares and Company Preferred Shares on the records of the Company. From and after the Company Merger Effective Time, the holders of Company Common Shares and/or Company Preferred Shares outstanding immediately prior to the Company Merger Effective Time shall cease to have any rights with respect to such Company Common Shares or Company Preferred Shares, as applicable, except as otherwise provided for herein or by applicable Law. If, after the Company Merger Effective Time, Certificates or Book-Entry Shares are presented to Parent for any reason, they shall be cancelled and exchanged as provided in this Agreement. At the Partnership Merger Effective Time, the share transfer books of the Company Operating Partnership shall be closed and thereafter there shall be no further transfers of Company Partnership Units on the records of the Company Operating Partnership. From and after the Partnership Merger Effective Time, the holders of Company Partnership Units outstanding immediately prior to the Partnership Merger Effective Time (other than the Company) shall cease to have any rights with respect to such Company Partnership Units, except as otherwise provided for herein or by applicable Law. If, after the Partnership Merger Effective Time, certificates or book-entries with respect to any Company Partnership Units are presented to Parent for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(e)         Termination of Exchange Fund; No Liability. At any time following twelve (12) months after the Company Merger Effective Time, Parent shall be entitled to require the Paying Agent to deliver to it or its designee any funds (including any interest received with respect thereto) remaining in the Exchange Fund that have not been disbursed, or for which disbursement is pending subject only to the Paying Agent’s routine administrative procedures, to holders of Company Common Shares, Company Preferred Shares and/or Company Partnership Units, and thereafter such holders shall be entitled to look only to Parent (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the Merger Consideration, Preferred Merger Consideration or OP Merger Consideration, as applicable, payable upon due surrender of their Certificates or Book-Entry Shares and/or compliance with the requirements and procedures in Section 2.2(b) or Section 2.2(c), as applicable, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Surviving Entity, the Surviving Partnership or the Paying Agent or any other Person shall be liable to any holder of Company Common Shares, Company Preferred Shares and/or Company Partnership Units, as applicable, for any Merger Consideration, Preferred Merger Consideration, OP Merger Consideration or other amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f)          Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof in a form reasonably satisfactory to Parent and the Paying Agent, and if required by Parent or the Paying Agent, the posting by the holder thereof of a bond in the amount and the form reasonably required by Parent or the Paying Agent as indemnity against any claim that may be made against Parent with respect to such Certificates, the Merger Consideration or Preferred Merger Consideration, as applicable, payable in respect thereof pursuant to Section 2.1.

Section 2.3        Dissenter’s Rights. No dissenters’ rights, appraisal rights, or rights of an objecting shareholder pursuant to Section 8-501.1(j) of the MRL shall be available with respect to the Company Merger, the Partnership Merger or the other Transactions.

Section 2.4        Treatment of Company Equity Awards.

(a)        Company Restricted Shares. At the Company Merger Effective Time, each award of restricted Company Common Shares granted under the Company Equity Plan (each, a “Company Restricted Share Award”) that is outstanding as of immediately prior to the Company Merger Effective Time shall vest and all restrictions thereupon shall lapse, and each such Company Restricted Share Award shall be cancelled and converted into the right to receive a payment, without interest and subject to applicable Tax withholding, equal to the product of (i) the number of Company Common Shares underlying such Company Restricted Share Award as of immediately prior to the Company Merger Effective Time and (ii) the Per Company Share Merger Consideration, in the manner set forth in Section 2.1(a)(i).

(b)        Company LTIP Units. At the Partnership Merger Effective Time, each Company LTIP Unit that is outstanding and unvested as of immediately prior to the Partnership Merger Effective Time shall vest and become transferable, and all restrictions thereupon shall lapse. Immediately thereafter, effective as of the Partnership Merger Effective Time, the Company, as the general partner of the Company Operating Partnership, shall exercise its right to cause, and shall cause, a Forced Conversion (as defined in the Company Operating Partnership Agreement) with respect to all Company LTIP Units then eligible for conversion (after giving effect to the vesting of all Company LTIP Units in connection with the Transactions and assuming the consummation of the Transactions), such that as of the Partnership Merger Effective Time, each then outstanding Company LTIP Unit shall be converted into an equal number of common Company Partnership Units in accordance with Section 4.10 of the Company Operating Partnership Agreement. For the avoidance of doubt, such Company Partnership Units issued in respect of such Company LTIP Units shall be treated as Company Partnership Units for purposes of this Agreement and the holders of such Company Partnership Units shall be treated as holders of Company Partnership Units as described in Section 2.1(b).

(c)         Prior to the Company Merger Effective Time, the Company Board of Trustees (and/or the compensation committee of the Company Board of Trustees (the “Company Compensation Committee”) shall adopt such resolutions as are necessary to (i) give effect to the transactions contemplated by this Section 2.4 and (ii) terminate the Company Equity Plan, effective as of the Company Merger Effective Time.

Section 2.5      Withholding. Any payments made pursuant to this Agreement shall be net of all applicable withholding Taxes that the Company, any Company Subsidiary, Parent, REIT Merger Sub, OP Merger Sub, the Surviving Entity, the Surviving Partnership and the Paying Agent, as the case may be, are required to deduct and withhold under applicable Law. To the extent that amounts are so deducted and withheld by the applicable payor and timely and properly remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND COMPANY

OPERATING PARTNERSHIP

The Company and the Company Operating Partnership represent and warrant to Parent, jointly and severally, as set forth in this Article III. The following representations and warranties by the Company and the Company Operating Partnership are qualified in their entirety by reference to the disclosures (i) in the Company SEC Documents (including any documents incorporated by reference therein) publicly filed with, or furnished to the SEC on or after January 1, 2021 and prior to the date that is the Business Day prior to the date of this Agreement and available on the SEC’s Electronic Data Gathering and Retrieval System (provided, that nothing disclosed in any Company SEC Documents will be deemed to modify or qualify the representations and warranties set forth in Section 3.1, Section 3.2 and Section 3.3) and (ii) set forth in the disclosure letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”). Each disclosure set forth in the Company Disclosure Letter shall qualify the Section to which it corresponds and any other Section to the extent the applicability of the disclosure to each other Section is reasonably apparent.

Section 3.1        Qualification, Organization, Subsidiaries.

(a)         The Company is a real estate investment trust duly formed, validly existing and in good standing under the Laws of the State of Maryland. Each of the Company’s Subsidiaries (including the Company Operating Partnership) (each, a “Company Subsidiary”) is a legal entity duly organized, validly existing and (where such concept is recognized) in good standing under the Laws of its respective jurisdiction of organization. Each of the Company and the Company Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties, rights and assets and to carry on its business as presently conducted and is qualified to do business. Each of the Company and the Company Subsidiaries is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets, rights or properties or conduct of its business requires such qualification, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)         Except as set forth in Section 3.1(b) of the Company Disclosure Letter, all of the outstanding shares of capital stock or voting securities of, or other equity interests in, each of the Company Subsidiaries have been validly issued and are owned, directly or indirectly, by the Company, by another Company Subsidiary or by the Company and another Company Subsidiary, free and clear of all Liens other than restrictions imposed by applicable securities Laws, the organizational documents of any such Company Subsidiary or any Permitted Liens, and are free of preemptive, first refusal or first offer rights.

(c)        Section 3.1(c) of the Company Disclosure Letter sets forth a true and complete list of the Company Subsidiaries and their respective jurisdictions of incorporation or organization, as the case may be, the jurisdictions in which the Company and each Company Subsidiary are qualified or licensed to do business, and each of the equityholders and the type of and percentage of interest held thereby in each Company Subsidiary. The Company has made available to Parent true, complete and correct copies of the certificates of incorporation, bylaws and other similar organizational documents of each Company Subsidiary, each as amended, restated, supplemented or otherwise modified to date. The Company and each Company Subsidiary is in compliance with the terms of its charter, bylaws or other similar organizational documents, except for such violations that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(d)        Except as set forth in Section 3.1(d) of the Company Disclosure Letter, none of the Company or the Company Subsidiaries, directly or indirectly, owns or has the right to acquire any capital stock, equity interest or investment or securities (whether equity or debt) of any nature in any Person, or securities exchangeable or exercisable therefor (other than in the Company Subsidiaries and investments in short-term publicly traded investment securities). To the Knowledge of the Company, (i) Section 3.1(d) of the Company Disclosure Letter sets forth all of the shares of capital stock or voting securities of, or other equity interests in, each of Joint Ventures that are owned, directly or indirectly, by the Company or by a Company Subsidiary, and (ii) such shares, voting securities or other equity interests have been validly issued and are owned, directly or indirectly, by the Company or by a Company Subsidiary, free and clear of all Liens other than restrictions imposed by applicable securities Laws, the organizational documents of any such Joint Ventures or any Permitted Liens, and are free of preemptive, first refusal or first offer rights.

(e)         The Company has made available to Parent true, complete and correct copies of the Company Governing Documents and the Company Operating Partnership Governing Documents. The Company is in compliance with the terms of its Company Governing Documents in all material respects. The Company Operating Partnership is in compliance with the terms of its Company Operating Partnership Governing Documents in all material respects.

Section 3.2        Capitalization.

(a)          The authorized shares of beneficial interest of the Company consists of (x) 105,000,000 common shares of beneficial interest, of which (1) 104,000,000 are designated as Priority Class A common shares and (2) 1,000,000 are designated as Class B common shares, and (y) 29,000,000 Company Preferred Shares, of which (1) 3,000,000 are designated as Series C Preferred Shares, (2) 9,050,000 are designated as Series D Preferred Shares and (3) 5,600,000 are designated as Series E Preferred Shares, each with par value $0.01 per share. As of the close of business on August 25, 2023 (the “Capitalization Date”), there were (i) 40,104,916 Company Common Shares issued and outstanding (including 91,686 Company Common Shares subject to Company Restricted Share Awards), and (ii) 14,703,214 Company Preferred Shares issued and outstanding, of which (1) 3,000,000 Series C Preferred Shares were issued and outstanding, (2) 7,701,700 Series D Preferred Shares were issued and outstanding, and (3) 4,001,514 Series E Preferred Shares were issued and outstanding. All outstanding Company Common Shares and Company Preferred Shares are duly authorized, validly issued, fully paid and nonassessable, and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right. As of the date hereof, the Company has not sold any shares of beneficial interest in the Company on a forward basis or entered into any Contracts relating to a forward equity sale transaction with respect to shares of beneficial interest of the Company, in each case, that have not been settled.

(b)          The Company is the sole general partner of the Company Operating Partnership. As of the Capitalization Date, there were: (i) 48,142,388 Company Partnership Units outstanding, and (ii) 14,703,214 Company Preferred Partnership Units outstanding, of which (1) 3,000,000 Series C Preferred Units were outstanding, (2) 7,701,700 Series D Preferred Units were outstanding, and (3) 4,001,514 Series E Preferred Units were outstanding. As of the Capitalization Date, (i) the Company owned (x) 40,104,916 Company Partnership Units, corresponding to 83.3% of the total issued and outstanding Company Partnership Units, and (y) 14,703,214 Company Preferred Partnership Units, corresponding to 100% of the total issued and outstanding Company Preferred Partnership Units, and (ii) the limited partners of the Company Operating Partnership (other than the Company) owned 8,037,472 Company Partnership Units, corresponding to 16.7% of the total issued and outstanding Company Partnership Units. As of the Capitalization Date, Section 3.2(b) of the Company Disclosure Letter sets forth the following information with respect to the Company Partnership Units owned by each Person: (i) the name of the holder thereof, and (ii) the number of Company Partnership Units held by each holder thereof and the corresponding percentage of total Company Partnership Units. As of the Capitalization Date, 6,282,279 Company LTIP Units were outstanding pursuant to the Company Operating Partnership Agreement. All outstanding Company Partnership Units, Company Preferred Partnership Units and Company LTIP Units are duly authorized, validly issued, fully paid, nonassessable and were not issued in violation of any preemptive, first refusal or first offer rights. As of the Capitalization Date, Section 3.2(b) of the Company Disclosure Letter sets forth the following information with respect to the outstanding Company LTIP Units: (i) the name of the holder thereof, (ii) the number of LTIP Units held by each holder thereof and (iii) the date of issuance thereof. Except as set forth on Section 3.2(b) of the Company Disclosure Letter, as of the date of this Agreement, there are no Company Partnership Units reserved for issuance. As of the date hereof, the Company Operating Partnership has not sold any partnership interests or other equity interests in the Company Operating Partnership on a forward basis or entered into any Contracts relating to a forward equity sale transaction with respect to partnership interests or other equity interests in the Company Operating Partnership, in each case, that have not been settled.

(c)          Except as set forth in Section 3.2(a) or Section 3.2(b) or as required by the terms of the Company Benefit Plans, as of the date of this Agreement, (i) the Company does not have any shares of beneficial interest or other equity interests issued or outstanding, other than Company Common Shares that have become outstanding after the Capitalization Date, which were reserved for issuance as set forth in Section 3.2(a), (ii) the Company Operating Partnership does not have any Company Partnership Units or other equity interests issued or outstanding, and (iii) there are no (x) outstanding options, warrants, calls, profits interest units, stock appreciation rights, restricted stock, restricted stock units, “phantom” stock rights, performance units, pre-emptive rights, subscriptions or other rights, agreements, arrangements or commitments of any kind, including any shareholder rights plan, relating to the issued or unissued shares of beneficial interest of or other equity interests in the Company or Company Partnership Units or other equity interests in the Company Operating Partnership or any other Company Subsidiary, obligating the Company or any Company Subsidiary to issue, transfer or sell or cause to be issued, transferred or sold any shares of beneficial interest of, or other equity interest in, the Company or any Company Subsidiary or securities convertible into or exchangeable for such shares or equity interests, or obligating the Company or any Company Subsidiary to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment (collectively, “Company Equity Interests”) or (y) outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of beneficial interest or other equity interest of, or other Company Equity Interests in, the Company, any Company Subsidiary or any other Person, including under any stock repurchase plan, or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in the Company, any Company Subsidiary or any other Person.

(d)        Neither the Company nor any of the Company Subsidiaries has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into, exercisable for or exchangeable for securities having the right to vote) with the shareholders of the Company on any matter. No Company Subsidiary owns or holds any shares of beneficial interest of or other equity interests in the Company or the Company Operating Partnership.

(e)         There are no voting trusts, proxies or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of the shares of beneficial interest of the Company or capital stock or equity interest of any Company Subsidiary or that restrict the transfer of any shares of beneficial interest or capital stock or equity interests in the Company or any of the Company Subsidiaries. Neither the Company nor any Company Subsidiary has granted any registration rights, preemptive rights, anti-dilutive rights or rights of first refusal, rights of first offer or similar rights with respect to any of its shares of beneficial interest or other Company Equity Interests.

(f)        All dividends or other distributions on the Company Common Shares and Company Preferred Shares and any dividends or other distributions on any securities of any Company Subsidiary which have been authorized and declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

(g)          The Company does not have a “poison pill” or similar shareholder rights plan.

(h)          From the Capitalization Date through the date hereof, neither the Company nor the Company Operating Partnership has issued any shares of beneficial interest or other equity securities other than Company Common Shares issued (i) in connection with the vesting of any Company Restricted Share Awards outstanding as of the Capitalization Date, or (ii) in connection with the conversion of Company Partnership Units in accordance with the terms of the Company Operating Partnership Agreement. All shares of beneficial interest in the Company to be issued pursuant to any Company Restricted Share Award shall be, when issued, duly authorized, validly issued, fully paid, nonassessable and not issued in violation of any preemptive, first refusal or first offer rights.

Section 3.3       Authorization; Validity of Agreement; Necessary Action.

(a)          The Company has all necessary trust power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Transactions, have been duly and validly authorized and approved by the Company Board of Trustees and no other trust action on the part of the Company is necessary to authorize and approve the execution and delivery by the Company of this Agreement, and the consummation by it of the Transactions, subject, in the case of the Company Merger, to the approval of the Company Merger and the other Transactions by the Company Shareholder Approval and the filing of the Articles of Merger with, and acceptance for record of the Articles of Merger by, the SDAT and the filing of the certificate of merger with the Secretary of State of the State of Delaware. This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery hereof by the Company Operating Partnership, Parent, REIT Merger Sub and OP Merger Sub is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (collectively, the “Enforceability Exceptions”).

(b)          The Company Operating Partnership has all necessary limited partnership power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by the Company Operating Partnership of this Agreement, and the consummation by it of the Transactions, have been duly and validly authorized and approved by the Company in its capacity as the general partner of the Company Operating Partnership and holder of the majority of the Company Partnership Units and no other limited partnership action on the part of the Company Operating Partnership, pursuant to the VRULPA or otherwise, is necessary to authorize and approve the execution and delivery by the Company Operating Partnership of this Agreement, and the consummation by it of the Transactions, subject, in the case of the Partnership Merger, to the filing of the Articles of Partnership Merger with, and acceptance for record of the Articles of Partnership Merger by, the VSCC. This Agreement has been duly executed and delivered by the Company Operating Partnership and, assuming due and valid authorization, execution and delivery hereof by the Company, Parent, REIT Merger Sub and OP Merger Sub is a valid and binding obligation of the Company Operating Partnership enforceable against the Company Operating Partnership in accordance with its terms, subject to the Enforceability Exceptions.

Section 3.4        Company Approvals.

(a)          The Company Board of Trustees at a duly held meeting has, acting upon the unanimous recommendation of the Company Transaction Committee, unanimously (i) determined that this Agreement, the Company Merger and the other Transactions are advisable, and in the best interests of the Company and its shareholders, (ii) duly and validly authorized and approved, and declared advisable, the execution, delivery and performance of this Agreement, and the consummation of the Company Merger and the other Transactions, (iii) directed that the Company Merger and the other Transactions be submitted for consideration at the Company Shareholder Meeting, and (iv) subject to Section 5.2, resolved to recommend that the Company’s shareholders vote in favor of the approval of the Company Merger and the other Transactions and to include such recommendation in the Proxy Statement.

(b)          The Company, as general partner of the Company Operating Partnership, has (i) determined that this Agreement, the Partnership Merger and the other Transactions are advisable, and in the best interests of the Company Operating Partnership and its partners and (ii) duly and validly authorized and approved the execution and delivery of this Agreement and declared advisable the Partnership Merger and the other Transactions (such approvals referred to in this Section 3.4(b), the “Company Operating Partnership Approval”).

Section 3.5      Consents and Approvals; No Violations. Except as set forth on Section 3.5 of the Company Disclosure Letter, none of the execution, delivery or performance of this Agreement by the Company or the Company Operating Partnership, the consummation by the Company of the Company Merger or any of the other Transactions, the consummation by the Company Operating Partnership of the Partnership Merger or any of the other Transactions, or compliance by the Company or the Company Operating Partnership with any of the provisions of this Agreement (with or without notice or lapse of time, or both) will (a) contravene, conflict with or result in any breach of any provision of the Company Governing Documents or the Company Operating Partnership Agreement, (b) contravene, conflict with or result in any breach of any provision of the organizational or governing documents of any Company Subsidiary (other than the Company Operating Partnership), (c) require any filing by the Company or any Company Subsidiary with, or the obtaining of any permit, authorization, consent or approval of, any federal, state, local or foreign government, court, tribunal, administrative agency or commission or other governmental, quasi-governmental or other regulatory authority, instrumentality or agency, whether foreign, federal, state, local or supranational (a “Governmental Entity”) (except for (i) compliance with any applicable requirements of the Exchange Act, (ii) any filings as may be required under the MRL or the VRULPA in connection with the Mergers, (iii) such filings with the SEC as may be required to be made by the Company in connection with this Agreement and the Mergers, including a proxy statement in preliminary and definitive form relating to the Company Shareholder Meeting (together with any amendments or supplements thereto, the “Proxy Statement”), (iv) such filings as may be required under the rules and regulations of the NYSE in connection with this Agreement or the Mergers, or (v) such filings as may be required in connection with Transfer Taxes (clauses (b)(i) through (v), collectively, the “Company Approvals”)), (d) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of payment, termination, amendment, modification, cancellation or acceleration of any obligation or to the loss of a benefit, or give rise to any right of purchase, first offer or forced sale) under, any of the terms, conditions or provisions of any Company Material Contract, (e) violate any Order or Law applicable to the Company or any Company Subsidiaries or any of their properties, assets or operations, or (f) result in the creation or imposition of any Lien on any asset, property or right of the Company or any Company Subsidiaries other than Permitted Liens; except in each of clauses (c), (d), (e) or (f) where (x) any failure to obtain such permits, authorizations, consents or approvals, (y) any failure to make such filings or (z) any such modifications, violations, rights, impositions, breaches or defaults has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.6        Company SEC Documents and Financial Statements.

(a)        The Company has timely and publicly filed or furnished (as applicable) to the SEC (and, to the extent required, made available in the Electronic Data Gathering, Analysis and Retrieval database) all forms, documents and reports required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act (together with all certifications required pursuant to the Sarbanes-Oxley Act) prior to the date of this Agreement, including any amendments or supplements thereto (the “Company SEC Documents”), since January 1, 2021, each of which, in each case as of its respective filing or furnishing dates, and in the case of registration statements or proxy statements, as of the dates of effectiveness and the dates of mailing, respectively (or as of the date finally amended, supplemented or modified prior to the date of this Agreement), (i) complied as to form in all material respects with the applicable requirements of (A) the applicable listing and corporate governance rules and regulations of the NYSE and (B) the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and (ii) did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, that no representation is made as to the accuracy of any financial projections or forward-looking statements or the completeness of any information furnished by the Company to the SEC solely for purposes of complying with Regulation FD under the Exchange Act. As of the date of this Agreement, none of the Company Subsidiaries are subject to the periodic reporting requirements of the Exchange Act. The Company has made available to Parent true, complete and correct copies of all material written correspondence between the SEC, on the one hand, and the Company, on the other hand, since January 1, 2021. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Company SEC Documents and, to the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review.

(b)       The consolidated financial statements (including all related notes and schedules) of the Company and the consolidated Company Subsidiaries included or incorporated by reference in the Company SEC Documents (or, if any such Company SEC Document is amended or superseded by a filing prior to the date of this Agreement, such amended or superseding Company SEC Document) (i) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations, comprehensive income (or loss) and shareholders’ equity, and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto, none of which is material individually or in the aggregate), (ii) complied as to form, as of their respective dates, in all material respects with then-applicable accounting requirements of the Securities Act and the Exchange Act and the published rules and regulations of the SEC with respect thereto, and (iii) were prepared in conformity with GAAP (except, in the case of the unaudited financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K, Regulation S-X or any successor or like form under the Exchange Act) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

Section 3.7        Internal Controls and Procedures; Sarbanes-Oxley Act; Improper Payments.

(a)         The Company has established and maintains disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f) respectively, of Rule 13a-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 of the Exchange Act to ensure that all material information required to be disclosed by the Company in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported on a timely basis as specified in the SEC’s rules and forms and is accumulated and communicated to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents as appropriate to allow timely decision regarding required disclosure. The Company has established and maintains a system of internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) intended to provide reasonable assurances regarding the reliability of financial reporting for the Company and the Company Subsidiaries.

(b)          Since January 1, 2021, none of the Company, the Company Board of Trustees or the audit committee of the Company Board of Trustees, or to the Knowledge of the Company, the Company’s auditors, has received written notification of (A) any (i) “significant deficiency” or (ii) “material weakness” in the design or operation of the Company’s internal control over financial reporting or (B) any fraud, whether or not material, that involves management who have a significant role in the Company’s internal control over financial reporting. For the purposes of this Section 3.7(b), the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them in Release 2004-001 of the Public Company Accounting Oversight Board, as in effect on the date hereof.

(c)          Neither the Company nor any Company Subsidiary nor, to the Knowledge of the Company, any trustee, officer, or Representative of the Company or any Company Subsidiary has (i) used any corporate funds for any unlawful contributions, gifts, entertainment or other unlawful expenses relating to an act by any Governmental Entity or related to political activity, (ii) made any unlawful payment to, or offered or given anything of value to any foreign or domestic government official or employee, or to any political party of official thereof, or any candidate for foreign political office or (iii) made any unlawful bribe, rebate, payoff, kickback or other unlawful payment to any foreign or domestic government official or employee, in each case, in violation in any material respect of any applicable Anti-Corruption Law. Neither the Company nor any of its Subsidiaries has, since January 1, 2021, (A) disclosed to any Governmental Entity that it violated or may have violated any applicable Anti-Corruption Law, (B) received any written communication that alleges that the Company or any of its Subsidiaries, or any of their respective Representatives, is, or may be, in violation of, or has, or may have, any liability under, any Anti-Corruption Law or (C) has Knowledge that any Governmental Entity is investigating, examining or reviewing the Company’s compliance with applicable Anti-Corruption Law.

(d)          None of the Company nor the Company Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract, including any Contract relating to any securitization transaction or “off balance sheet arrangements” (as defined in Item 303(b) of Regulation S K of the SEC), where the result, purpose or intended effect of such transaction or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or the Company Subsidiaries in the Company’s audited financial statements or other Company SEC Documents.

(e)          Neither the Company nor any Company Subsidiary is required to be registered as an investment company under the Investment Company Act.

(f)         Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since January 1, 2021, none of the Company nor the Company Subsidiaries has made or permitted to remain outstanding any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

(g)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries and each of their respective officers, trustees and directors, in their capacity as such, and, to the Knowledge of the Company, other Persons acting on behalf of the Company, in their capacity as such, have at all times since January 1, 2021 been in material compliance with applicable Anti-Money Laundering Laws. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries have not (i) received from any Governmental Entity any written notice or inquiry regarding an actual or alleged violation of any Anti-Money Laundering Law; or (ii) made any voluntary or involuntary disclosure to a Governmental Entity regarding an actual or alleged violation of any Anti-Money Laundering Laws.

Section 3.8        Absence of Certain Changes.

(a)         From December 31, 2022 through the date of this Agreement, there has not been any event, change, condition, occurrence, effect or development that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)         From December 31, 2022 through the date of this Agreement, the Company and the Company Subsidiaries have conducted their respective businesses, in all material respects, in the ordinary course of business.

(c)          From June 30, 2023 through the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action or agreed, committed or arranged to take any action that, if taken after the date of this Agreement, would require the consent of Parent pursuant to clauses (i), (ii), (iii), (xiii), (xvi), (xvii) or, solely to the extent related to the foregoing clauses, clause (xxv), in each case, of Section 5.1(b).

Section 3.9        No Undisclosed Liabilities.Except (a) as disclosed, reflected or reserved against in the audited consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2022, and the footnotes to such consolidated balance sheet, in each case set forth in the Company’s report on Form 10-K for the fiscal year ended December 31, 2022, (b) as incurred in connection with the Transactions and as expressly contemplated by this Agreement, (c) for liabilities incurred in the ordinary course of business consistent with past practice in all material respects since December 31, 2022, or (d) for liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has any liabilities, obligations or Indebtedness (whether accrued, absolute, contingent or otherwise) that would be required by GAAP to be accrued, reflected, disclosed or reserved on a consolidated balance sheet of the Company and/or the Company Subsidiaries.

Section 3.10      Litigation. As of the date of this Agreement, there are no Actions pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective assets or properties, other than any such Action that would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. As of the date of this Agreement, neither the Company nor any of its Subsidiaries or any of their respective material properties or assets is or are subject to any Order, except for any Order that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.11      Company Benefit Plans.

(a)          Section 3.11(a) of the Company Disclosure Letter lists all material Company Benefit Plans.

(b)         The Company has made available to Parent a true and complete copy, as applicable, of (i) each Company Benefit Plan (including any amendments thereto) and descriptions of all material terms of any such plan that is not in writing, (ii) the most recent annual report on Form 5500 with accompanying schedules and attachments filed with the IRS, (iii) the most recent summary plan description for each Company Benefit Plan for which such summary plan description is required and (iv) the most recently received determination or opinion letter, if any, issued by the IRS with respect to each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code.

(c)         Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS or is the subject of a favorable opinion letter from the IRS on the form of such Company Benefit Plan and, to the Knowledge of the Company, there are no facts or circumstances that would be reasonably likely to adversely affect the qualified status of any such Company Benefit Plan.

(d)          No Company Benefit Plan is, and neither the Company nor any Company Subsidiary nor any of their respective ERISA Affiliates has, at any time within the previous six (6) years, sponsored, maintained or contributed to or been required to contribute to or otherwise had any liability in respect of (i) a multiemployer plan (within the meaning of Section 3(37) of ERISA), (ii) a single employer pension plan that is subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code, (iii) a multiple employer plan (within the meaning of Section 413(c) of the Code), or (iv) a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA).

(e)        Except as set forth on Section 3.11(e) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary has any obligation to provide (whether under a Company Benefit Plan or otherwise) health, accident, disability, life or other welfare insurance benefits to any Service Providers of the Company or any Company Subsidiary (or any spouse, beneficiary or dependent of the foregoing) beyond the termination of employment or other service of such Service Provider, other than health continuation coverage pursuant to Section 4980B of the Code or any similar state Law.

(f)           (i) Each Company Benefit Plan has been, in all material respects, maintained, operated and administered in compliance with its terms and the applicable requirements of ERISA, the Code and any other applicable Laws, (ii) all contributions required to have been made on or before the date hereof under the terms of any Company Benefit Plan have been timely paid or made in full, and (iii) no Action is pending or, to the Knowledge of the Company, threatened in writing against any Company Benefit Plan (other than routine claims for benefits).

(g)          Except as set forth on Section 3.11(g) of the Company Disclosure Letter, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, either alone or in combination with another event (whether contingent or otherwise), will (i) entitle any Service Provider of the Company or any Company Subsidiary to any payment or benefit; (ii) increase the amount of compensation or benefits due to any such Service Provider; (iii) accelerate the vesting, funding or time of payment of any compensation, Company Equity Award or other benefit to any such Service Provider; (iv) otherwise give rise to any material liability under any Company Benefit Plan; (v) require a “gross-up,” indemnification for, or payment to any Service Provider of the Company or any Company Subsidiary for any taxes imposed under Section 409A or Section 4999 of the Code; or (vi) result in the payment to any Service Provider of the Company or any Company Subsidiary of any amount that would, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

Section 3.12       Labor Matters.

(a)          As of the date hereof, except as set forth on Section 3.12(a) of the Company Disclosure Letter, (i) neither the Company nor any of the Company Subsidiaries is bound by any collective bargaining or similar agreement with a union or other collective employee representative (“Collective Bargaining Agreement”), (ii) there is and since January 1, 2021 has been no labor strike, work stoppage, picketing, lockout, walkout or other material organized work interruption pending or, to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries or any of their respective assets or properties, (iii) there are no labor unions or other labor organizations representing or, to the Knowledge of the Company, purporting to represent, or since January 1, 2021 conducting or threatening to conduct, any union organization campaign with respect to any employees of the Company or any of the Company Subsidiaries or any of their respective assets or properties, and (iv) there are no unfair labor practice complaints pending before the National Labor Relations Board or any other Governmental Entity with respect to any current or former employee of the Company or any of the Company Subsidiaries.

(b)          The Company and each Company Subsidiary is, and has since January 1, 2021 been, in compliance with all applicable Laws, statutes, rules and regulations respecting employment and employment practices, terms and conditions of employment of employees, former employees and applicants, wages and hours, pay equity, discrimination in employment, wrongful discharge, collective bargaining, fair labor standards, occupational health and safety, personal rights or any other labor and employment related matters, except for non-compliance as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)        There is no material Action or arbitration by or on behalf of any employee, former employee, applicant or labor union against the Company or any Company Subsidiary relating to or arising from the Company’s or any Company Subsidiary’s labor or employment policies or practices, pending or, to the Knowledge of the Company, threatened. Since January 1, 2021, none of the Company or any Company Subsidiary has been a party to any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices that has outstanding material obligations.

(d)          Since January 1, 2021, none of the Company or any Company Subsidiary has conducted a mass layoff or plant closing (as those terms are defined in the Worker Adjustment and Retraining Notification Act or any similar state or local Law), nor has any such action been planned or announced for the future.

(e)         To the Knowledge of the Company, since January 1, 2021, no officer, trustee or management level employee of the Company or any Company Subsidiary (i) is or has been the subject of an allegation of sexual harassment or other sexual misconduct or material allegation of discrimination or retaliation, or (ii) has engaged in any such conduct. None of the Company or any Company Subsidiary has entered into any settlement agreement to resolve disputes relating to allegations of sexual harassment or other sexual misconduct or material allegations of discrimination or retaliation.

Section 3.13       Taxes.

(i)          The Company and each Company Subsidiary have timely filed with the appropriate Governmental Entity all material Tax Returns required to be filed by them, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct in all material respects.

(ii)          The Company and each Company Subsidiary have duly paid (or there has been paid on their behalf), or made adequate provisions in accordance with GAAP for, all material amounts of Taxes required to be paid by them, whether or not shown on any Tax Return, other than any Taxes being contested in good faith by appropriate proceedings.

(iii)          The Company (i) for all taxable years commencing with the Company’s taxable year ended December 31, 2014 and through December 31, 2022 has been subject to taxation as a REIT and has satisfied all requirements to qualify as a REIT for such years; (ii) has operated since January 1, 2023 in a manner consistent with the requirements for qualification and taxation as a REIT; (iii) intends to continue to operate in such a manner as to qualify as a REIT for its taxable year that will end with the Company Merger; and (iv) has not taken or omitted to take any action which would be reasonably expected to result in the Company’s failure to qualify as a REIT.

(iv)          (A) There are no current or threatened (in writing) disputes, audits, examinations, investigations or other proceedings pending with regard to any material Taxes or Tax Returns of the Company or any of the Company Subsidiaries, and neither the Company nor any of the Company Subsidiaries is a part of any Action relating to Taxes, including with respect to the Company’s status as a REIT; and (B) neither the Company nor any Company Subsidiary has in the past five years received a claim in writing by a Governmental Entity in any jurisdiction in which it does not file Tax Returns or pay any Taxes that it is or may be subject to taxation by that jurisdiction, which claim has not been previously resolved.

(v)           Each Company Subsidiary has been since the later of its acquisition or formation and continues to be treated for U.S. federal and state income Tax purposes as (A) a partnership (or a disregarded entity) and not as a corporation or an association or publicly traded partnership taxable as a corporation, (B) a Qualified REIT Subsidiary, (C) a Taxable REIT Subsidiary or (D) a REIT.

(vi)          Neither the Company nor any Company Subsidiary holds directly or indirectly any asset the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code, and neither the Company nor any Company Subsidiary (other than Taxable REIT Subsidiaries) has any earnings and profits attributable to any non-REIT year within the meaning of Section 857 of the Code.

(vii)        The Company and the Company Subsidiaries have complied with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including but not limited to withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471 and 3402 of the Code or similar provisions under any state and foreign Laws) in all material respects and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(viii)         There are no Company Tax Protection Agreements in force at the date hereof, and, as of the date hereof, no Person has raised in writing, or to the Knowledge of the Company threatened to raise, a claim against the Company or any Company Subsidiary for any breach of any Company Tax Protection Agreements.

(ix)          There are no material Tax Liens upon any property or assets of the Company or any Company Subsidiary except for Permitted Liens.

(x)         There are no Tax allocation or Tax sharing agreements or similar arrangements to which the Company or any Company Subsidiary is a party, except for provisions contained in (A) credit or other commercial agreements entered into in the ordinary course of business, the primary purpose of which does not relate to Taxes or (B) agreements solely between or among the Company and/or the Company Subsidiaries.

(xi)          Neither the Company nor any Company Subsidiary (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than any such group of which the Company was the parent) or (B) has any material liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor by contract (except for provisions contained in (A) credit or other commercial agreements entered into in the ordinary course of business, the primary purpose of which does not relate to Taxes or (B) agreements solely between or among the Company and/or the Company Subsidiaries) or otherwise.

(xii)         Neither the Company nor any of the Company Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) with respect to any material Taxes, and neither the Company nor any Company Subsidiary has requested, has received or is subject to any written ruling of a Governmental Entity or has entered into any written agreement with a Governmental Entity with respect to any material Taxes.

(xiii)        Neither the Company nor any Company Subsidiary has entered into any transaction that constitutes a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(xiv)         Within the past two years or in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement, neither the Company nor any Company Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was intended to be governed by Section 355 of the Code.

(xv)          None of the Company or any Company Subsidiary is currently the beneficiary of any extension of time within which to file any material Tax Return (other than an automatic extension), which Tax Return has since not been filed.

(xvi)        Since the Company’s formation, neither the Company nor any Company Subsidiary has incurred any material liability for Taxes under Sections 857(b)(1), 857(b)(4), 857(b)(5), 857(b)(6)(A), 857(b)(7), 857(f), 860(c) or 4981 of the Code, or (ii) any material liability for Taxes under Sections 856(c)(7)(C) (for asset test violations) or 856(g)(5)(C) (for violations of other qualification requirements applicable to REITs).

Section 3.14      Company Material Contracts.

(a)          Except for this Agreement, the Company Governing Documents and the Company Operating Partnership Governing Documents or as set forth in Section 3.14 of the Company Disclosure Letter, as of the date of this Agreement, neither the Company nor any of the Company Subsidiaries is a party to or expressly bound by any Contract (excluding any Company Benefit Plan) that:

(i)             would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act);

(ii)           other than any Management Agreements or Franchise Agreements, contains any covenant that limits the ability of the Company or any of the Company Subsidiaries or any Affiliate thereof to engage in any line of business, or to compete with any Person or operate at any geographic location, in each case, that is material to the Company and the Company Subsidiaries, taken as a whole;

(iii)        provides for the formation, creation, operation, management or control of any joint venture, limited liability company or partnership or similar Contract, in each case, with a third party (including the Joint Venture Agreements);

(iv)            is (1) an indenture, credit agreement, loan agreement, note, or other Contract providing for Indebtedness (solely with respect to clauses (i), (v) and (vi) of the definition thereof) (A) with a principal amount in excess of $2 million of the Company or any of the Company Subsidiaries (other than Indebtedness among the Company and/or any wholly owned Company Subsidiaries); (B) secured by Company Real Property or (C) prohibits the pledging of shares of beneficial interest or capital stock or other equity interests of the Company or any Company Subsidiary or prohibits the issuance of guarantees by the Company or any Company Subsidiary or (2) an interest rate swap or interest rate cap or an interest rate, currency or commodity derivative or other Contract relating to hedging;

(v)          is a settlement, conciliation or similar Contract that would require the Company or any of the Company Subsidiaries to pay consideration of more than $5 million after the date of this Agreement or that contains restrictions on the business and operations of the Company and the Company Subsidiaries that are material to the business of the Company and the Company Subsidiaries, taken as a whole;

(vi)          is (A) a Management Agreement or Franchise Agreement or (B) with the Specified Management Company or any Controlled Affiliate thereof involving payments or provision of services from or to the Company and/or any Company Subsidiary;

(vii)          is a Material Space Lease, Ground Lease or Material Company Lease;

(viii)          provides for the acquisition or disposition by the Company or any Company Subsidiary (or provides a Transfer Right with respect to the acquisition or sale) of any Person or business (whether by merger, sale of stock, sale of assets or otherwise), or any real property (including the acquisition of a ground leasehold interest or entry into a new ground lease), in each case, (1) by merger, purchase, sale of assets or otherwise, directly or indirectly, any Person, business or real property (including any Pending Sale Contracts) and (2) which such acquisition or disposition is pending and has not closed;

(ix)          other than any Management Agreements or Franchise Agreements, includes any undelivered balance providing for aggregate payments or expenditures or other consideration (including any capital expenditure) by the Company and the Company Subsidiaries in excess of $10 million over the term of the Contract or $5 million in any 12-month period;

(x)          that contains most favored nation or minimum spend or exclusivity provisions that are binding on the Company or any Company Subsidiary or any Affiliate of the foregoing;

(xi)          relates to material Intellectual Property, other than commercially available non-exclusive licenses with annual fees of less than $150,000;

(xii)          is a Related Party Agreement;

(xiii)          is with a Governmental Entity;

(xiv)          is a Collective Bargaining Agreement; or

(xv)          except for any capital contribution requirements as set forth in the organizational documents of any Person set forth in Section 3.14(a)(xv) of the Company Disclosure Letter or in any Joint Venture Agreement, requires the Company or any Company Subsidiary to make any investment in (in each case, in the form of a loan, capital contribution or similar transaction) any Company Subsidiary or other Person in excess of $2,000,000.

Each Contract of the type described in clauses (i) – (xv) of this Section 3.14(a) is referred to herein as a “Company Material Contract.”

(b)          True and correct copies of each Company Material Contract have been publicly filed prior to the date of this Agreement or otherwise made available to Parent. Neither the Company nor any Company Subsidiary is in breach of or default under the terms of any Company Material Contract where such breach or default would reasonably be expected to have, or has had, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, as of the date of this Agreement, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default would reasonably be expected to have, or has had, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, each Company Material Contract is a valid and binding obligation of the Company or any Company Subsidiary that is party thereto and, to the Knowledge of the Company, of each other party thereto, and is in full force and effect, subject to the Enforceability Exceptions. Except as would not reasonably be expected to have, or has had, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and the Company Subsidiaries, as applicable, has performed all obligations required to be performed by it prior to the date hereof under each Company Material Contract, and to the Knowledge of the Company, each other party thereto has performed all obligations required to be performed by it under such Material Contract prior to the date hereof. Except as would not reasonably be expected to have, or has had, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, neither the Company nor, to the Knowledge of the Company, any Company Subsidiaries has received written notice from any other party to a Company Material Contract that such other party intends to terminate, not renew, modify or renegotiate in any material respects the terms of any such Company Material Contract (except in accordance with the terms thereof).

Section 3.15    Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company and the Company Subsidiaries are and have been since January 1, 2021 in compliance with all applicable Environmental Laws and all Permits required thereunder; (ii) neither the Company nor any of the Company Subsidiaries has received any written notice from any Governmental Entity or other Person alleging that the Company or any of the Company Subsidiaries is in violation of or has any Liability under any Environmental Law, which remains unresolved; and (iii) there has been no treatment, storage, disposal or release of, contamination by, or exposure of any Person to any Hazardous Substance (including from any properties owned, leased or operated by the Company or any of the Company Subsidiaries or as a result of any activity of the Company or any of the Company Subsidiaries during the time such properties were owned, leased or operated by the Company or any of the Company Subsidiaries) that has given rise to any Liability of or for the Company or any Company Subsidiary under any Environmental Law.

Section 3.16      Intellectual Property.

(a)         Section 3.16(a) of the Company Disclosure Letter lists all issued patents and patent applications, registered trademarks and trademark applications, registered copyrights and domain name registrations owned by the Company or any of the Company Subsidiaries (the “Company Registered Intellectual Property”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each item of Company Registered Intellectual Property is subsisting, (ii) to the Knowledge of the Company, each item of Company Registered Intellectual Property that has been registered or issued is valid and enforceable and (iii) the Company and the Company Subsidiaries exclusively own the Company Registered Intellectual Property, free and clear of all Liens (other than Permitted Liens).

(b)         Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the execution, delivery or performance of this Agreement by the Company or the Company Operating Partnership, the consummation by the Company of the Company Merger or any of the other Transactions, the consummation by the Company Operating Partnership of the Partnership Merger or any of the other Transactions, or compliance by the Company or the Company Operating Partnership with any of the provisions of this Agreement (with or without notice or lapse of time, or both) will result in the loss, termination or impairment of any rights of the Company or any of the Company Subsidiaries in any Intellectual Property, other than the Hersha Name and Marks.

(c)         Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) to the Knowledge of the Company, neither the Company nor any of the Company Subsidiaries has infringed, misappropriated, diluted or otherwise violated any Intellectual Property of any third party since January 1, 2021, (ii) to the Knowledge of the Company, no third party is infringing, misappropriating, diluting or otherwise violating any Intellectual Property owned by the Company or the Company Subsidiaries and (iii) no Action is pending, or to the Knowledge of the Company is threatened, alleging that the Company or any Company Subsidiary has infringed, misappropriated, diluted or otherwise violated any Intellectual Property of any third party.

(d)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the IT Assets (i) operate in all material respects as required by the Company and the Company Subsidiaries and have not materially malfunctioned or failed since January 1, 2021; (ii) the Company and the Company Subsidiaries have taken commercially reasonable actions to protect the confidentiality, integrity and security of the IT Assets against unauthorized use, access, interruption, modification and corruption; (iii) there has been no unauthorized access to the IT Assets that has resulted in any unauthorized use, access, disclosure, modification, deletion, corruption, or encryption of any information or data stored therein; and (iv) the Company and the Company Subsidiaries have implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures with respect to the IT Assets, in each case consistent with customary industry practices.

(e)        Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries have taken commercially reasonable measures designed to protect the confidentiality of third party confidential information provided to the Company or any Company Subsidiary that the Company or such Company Subsidiary is obligated to maintain in confidence and Sensitive Data stored or processed on the IT Assets used in their businesses, and (ii) since January 1, 2021, there have been no violations, outages, breaches, or interruptions of IT Assets or unauthorized access, acquisition or disclosure, or any loss or theft, of Sensitive Data of the Company or the Company Subsidiaries, in each case that would result in material cost or liability to the Company or the Company Subsidiaries and/or notification to individuals or any Governmental Entity under any applicable Law.

Section 3.17      Compliance with Laws; Permits.

(a)          The Company and the Company Subsidiaries are, and have been since January 1, 2021, in compliance with and not in default under or in violation of any federal, state, local or foreign law (including common law), statute, ordinance, rule, regulation, judgment, Order, injunction or decree of any Governmental Entity (collectively, “Laws” and each, a “Law”), including, any Privacy Obligations, applicable to the Company and the Company Subsidiaries, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)        The Company and the Company Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates and approvals of any Governmental Entity (“Permits”) necessary for the Company and the Company Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (such Permits, the “Company Permits”), except where the failure to have any of the Company Permits would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No suspension or cancellation of any Company Permits is pending or, to the Knowledge of the Company, threatened in writing, and no such suspension or cancellation will result from the transactions contemplated by this Agreement, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c)        Neither the Company nor any of the Company Subsidiaries has received any written notice that the Company or the Company Subsidiaries is in violation of any Law applicable to the Company or any of the Company Subsidiaries, except for such violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.18      Properties.

(a)         Section 3.18(a) of the Company Disclosure Letter lists the common name and street address for all real property owned by the Company or any of the Company Subsidiaries as of the date hereof (the “Company Owned Real Property”) and the applicable Company Subsidiary which owns each such real property. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or one of its Company Subsidiaries has good and valid fee simple title to all Company Owned Real Property, in each case free and clear of all Liens except for Permitted Liens.

(b)          Section 3.18(b)(i) of the Company Disclosure Letter lists the common name and street address for all real property in which the Company or any of the Company Subsidiaries holds as a lessee or sublessee a ground leasehold or ground sublease interest (the “Ground Leased Real Property”) and the Company or the applicable Company Subsidiary which holds each such interest. Section 3.18(b)(ii) of the Company Disclosure Letter lists Material Company Leases (and together with the Ground Leases and Material Space Leases, collectively, the “Company Real Property Leases”) as of the date hereof (including the applicable Company Real Property that such Material Company Lease relates to). Except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Real Property Lease is valid, binding and in full force and (ii) no uncured default of a material nature on the part of the Company or, as applicable, any of the Company Subsidiaries or, to the Knowledge of the Company, the landlord thereunder exists under any Company Real Property Lease. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or a Company Subsidiary holds a valid leasehold or subleasehold interest in each Ground Leased Real Property free and clear of all Liens except for Permitted Liens. True and correct copies of the Company Real Property Leases have been made available to Parent.

(c)          As of the date of this Agreement, except as indicated on Section 3.18(c)(i) of the Company Disclosure Letter, there are no Company Real Properties under contract to be sold, disposed of or otherwise transferred, directly or indirectly, including pursuant to a ground lease or the sale, transfer or disposition of all or any portion of the equity interests in any Company Subsidiary (“Pending Sale Properties”). As of the date hereof, except as indicated on Section 3.18(c)(ii) of the Company Disclosure Letter, (i) neither the Company nor any Company Subsidiary has exercised any Transfer Right with respect to any real property or Person, which transaction has not yet been consummated, and (ii) no Person other than the Company or any Company Subsidiary has exercised any Transfer Right with respect to any Company Subsidiary or Company Real Property, which transaction has not yet been consummated. Section 3.18(c)(iii) of the Company Disclosure Letter lists each real property or leasehold interest in any ground lease conveyed, transferred, assigned or otherwise disposed of by the Company or its Subsidiaries since January 1, 2021, except for easements or similar immaterial interests (“Prior Sales”). Neither the Company nor any of the Company Subsidiaries has received written notice of any claims under any Contracts pursuant to which the Prior Sales were consummated which have or would reasonably be expected to result in liability to the Company or any Company Subsidiary in an amount, in the aggregate, in excess of $1,000,000.

(d)          Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of the Company Subsidiaries has received written notice of any violation of Law, including any existing building, zoning or fire violations with respect to any Company Real Property, (ii) to the Knowledge of the Company, there are no pending or threatened (in writing) Actions initiated by or on behalf of the Company or any of the Company Subsidiaries or any other Person to change or redefine the zoning classification of all or any portion of any Company Real Property or to effect a condemnation with respect to all or any portion of any Company Real Property and (iii) neither the Company nor any of the Company Subsidiaries has received written notice of any Action of such kind.

(e)          Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, all material tangible personal property held or used by them at the Company Real Property, free and clear of all Liens other than Permitted Liens.

(f)         The capital expenditure budget in Section 3.18(f) of the Company Disclosure Letter discloses, as of the date hereof, the aggregate budgeted amounts for each quarter starting from the third quarter of fiscal year 2023 until the first quarter of fiscal year 2026 for major project spend by Company Real Property (which, for the avoidance of doubt, excludes any ordinary course property level repair and maintenance obligations).

Section 3.19      Information in the Proxy Statement. None of the information supplied or to be supplied in writing by or on behalf of the Company or any Company Subsidiary for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the shareholders of the Company, at the time of the Company Shareholder Meeting or at the Partnership Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that the Company is responsible for filing with the SEC in connection with the Transactions, to the extent relating to the Company or any Company Subsidiary or other information supplied by or on behalf of the Company or any Company Subsidiary for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and the rules and regulations of the SEC thereunder and each such document required to be filed with any Governmental Entity (other than the SEC) will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein. The representations and warranties contained in this Section 3.19 will not apply to statements or omissions included in the Proxy Statement to the extent based upon information supplied to the Company or the Company Operating Partnership by or on behalf of Parent, REIT Merger Sub or OP Merger Sub.

Section 3.20     Opinion of Financial Advisor. The Company Transaction Committee has received the oral opinion of Goldman, Sachs & Co. LLC (the “Financial Advisor”), to be confirmed in writing promptly after the execution of this Agreement, to the effect that, as of the date hereof and based on and subject to the factors and assumptions set forth in such written opinion, the Merger Consideration to be paid to the holders (other than Parent and its Affiliates) of Company Common Shares pursuant to this Agreement is fair, from a financial point of view to such holders. The Company will deliver to Parent a true, complete and correct copy of such written opinion promptly after the date hereof solely for informational purposes.

Section 3.21     Insurance. Section 3.21 of the Company Disclosure Letter sets forth a true a complete list of all material insurance policies and all material fidelity bonds or other material insurance Contracts held by or on behalf of, or providing coverage for the Company and the Company Subsidiaries (the “Insurance Policies”), which Insurance Policies are of the type and in the amounts customarily carried by Persons conducting businesses or owning assets similar to those of the Company and/or Company Subsidiaries and sufficient to allow each to replace any of its assets that might be damaged or destroyed, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, (a) all Insurance Policies maintained by the Company and the Company Subsidiaries are in full force and effect and all premiums due and payable thereon have been paid in accordance with the terms of such policies and (b) neither the Company nor any of the Company Subsidiaries is in breach or default of any of its Insurance Policies, and neither the Company nor any of the Company Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default or permit termination or material and adverse modification of any of such Insurance Policies. Since January 1, 2021, no written notice of premature cancellation, refusal of coverage, refusal to renew, termination or cancellation or increase in premium has been received by the Company or any Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.22     Related Party Agreements. Since January 1, 2021, there have been no Contracts, agreements, arrangements or understandings between the Company or any Company Subsidiary, on the one hand, and (a) any Affiliate thereof (including any past or present officer or trustee or director of the Company, the Company Operating Partnership or the Company Subsidiaries) or current or former holder of (i) at least 5% of all outstanding shares of beneficial interest of the Company or (ii) any of the outstanding equity interests of the Company Operating Partnership, or (b) any immediate family member of any associate (as defined in Rule 12b-2 under the Exchange Act) or Affiliate of any such Affiliate or holder, on the other hand (other than those exclusively among the Company and the Company Subsidiaries or ordinary course of business employment agreements and similar employee arrangements otherwise set forth on the Company Disclosure Letter), in each case, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC (each, a “Related Party Agreement”).

Section 3.23      Brokers; Expenses. No broker, investment banker, financial advisor or other Person (other than the Financial Advisor in a fee amount not to exceed the amount set forth on Section 3.23 of the Company Disclosure Letter pursuant to the terms of the engagement letter between the Company and the Financial Advisor, true, correct and complete copies of which have been provided to Parent prior to the date hereof), is entitled to receive any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of Company or the Company Operating Partnership.

Section 3.24    Takeover Statutes. The Company Board of Trustees, acting upon the unanimous recommendation of the Company Transaction Committee, has taken all action necessary to render inapplicable to the Company Merger and the other Transactions, the restrictions on business combinations contained in Subtitle 6 of Title 3 of the Maryland General Corporation Law (the “MGCL”) and Subtitle 7 of Title 3 of the MGCL. No other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law (collectively, “Takeover Statutes”) are applicable to this Agreement, the Company Merger, the Partnership Merger or the other Transactions.

Section 3.25     Vote Required. The Company Shareholder Approval is the only vote, consent or approval of any holders of any class or series of shares of beneficial interest of the Company necessary to approve the Transactions, including the Company Merger. The Company Operating Partnership Approval, which can be, and has been, accomplished by the Company as a holder of a majority of the Company Partnership Units of the Operating Partnership, is the only vote, consent or approval of any holders of Company Partnership Units or any other equity interests in the Company Operating Partnership necessary to approve the Transactions, including the Partnership Merger.

Section 3.26   Investigation; Limitation on Warranties; Disclaimer of Other Representations and Warranties. In entering into this Agreement, the Company and the Company Operating Partnership have relied solely upon the representations and warranties set forth in this Agreement and their independent investigation and analysis of Parent and the Parent Parties, and the Company and the Company Operating Partnership acknowledge and agree that they have not been induced by and have not relied upon any representations, warranties or statements, whether express or implied, made by Parent, any of the Parent Parties, or any of their respective affiliates, equityholders, controlling persons or Parent’s Representatives that are not expressly set forth in this Agreement, whether or not such representations, warranties or statements were made in writing or orally. The Company and the Company Operating Partnership acknowledge and agree that, except for the representations and warranties expressly set forth in this Agreement, none of Parent, REIT Merger Sub or OP Merger Sub makes, or has made, any representations or warranties relating to itself or its business or otherwise in connection with the Company Merger and the Partnership Merger, and the Company and the Company Operating Partnership are not relying on any representation or warranty except for those expressly set forth in this Agreement.

Section 3.27     No Other Representations or Warranties. Except for the representations and warranties set forth in this Article III, neither the Company, the Company Operating Partnership nor any other Person makes any express or implied representation or warranty with respect to the Company or the Company Operating Partnership or with respect to any other information provided to Parent, REIT Merger Sub or OP Merger Sub in connection with the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

The Parent Parties represent and warrant to the Company, jointly and severally, as set forth in this Article IV. The following representations and warranties by the Parent Parties are qualified in their entirety by reference to the disclosures set forth in Parent’s disclosure letter delivered to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”). Each disclosure set forth in the Parent Disclosure Letter shall qualify the Section to which it corresponds and any other Section to the extent the applicability of the disclosure to each other Section is reasonably apparent.

Section 4.1        Qualification, Organization; Subsidiaries.

(a)         Each of the Parent Parties is a limited liability company or limited partnership, as applicable, in each case, duly organized, validly existing and in good standing under the Laws of the State of Delaware or the Commonwealth of Virginia, as applicable. Each of the Parent Parties has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)          Except as set forth in Section 4.1(b) of the Parent Disclosure Letter, all of the outstanding shares of capital stock or voting securities of, or other equity interests in REIT Merger Sub and OP Merger Sub have been validly issued and are owned by Parent or by a direct or indirect Subsidiary of Parent.

Section 4.2       Authorization; Validity of Agreement; Necessary Action. Each of the Parent Parties has all necessary corporate, limited liability company and limited partnership, as applicable, power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Mergers and the other Transactions. The execution, delivery and performance by the Parent Parties of this Agreement and the consummation by each of them of the Mergers and the other Transactions have been duly and validly authorized by all necessary corporate, limited liability company or limited partnership, as applicable, action on the part of such Parent Party, subject the adoption or approval of this Agreement by Parent as the sole member of REIT Merger Sub and general partner of OP Merger Sub, and no other corporate, limited liability company or limited partnership, as applicable, action on the part of any Parent Party is necessary to authorize the execution and delivery by the Parent Parties of this Agreement and the consummation by them of the Mergers and the other Transactions, subject, (a) in the case of the Company Merger, the acceptance for record of the Articles of Merger by SDAT and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and (b) in the case of the Partnership Merger, the filing of Articles of Partnership Merger with, and acceptance for record of the Articles of Partnership Merger by, the VSCC. This Agreement has been duly executed and delivered by each Parent Party and, assuming due and valid authorization, execution and delivery hereof by the Company and the Company Operating Partnership, is a valid and binding obligation of each Parent Party enforceable against each of them in accordance with its terms, subject to the Enforceability Exceptions.

Section 4.3        Corporate Approvals.

(a)          The execution, delivery and performance of this Agreement and the consummation of the Mergers and the other Transactions by Parent has been duly and validly authorized and approved by all necessary action on the part of Parent and no other consent or approval by or on behalf of Parent is necessary to authorize Parent’s entry into this Agreement or consummation of the Mergers or other Transactions.

(b)          Parent, in its capacity as the sole member of REIT Merger Sub, has duly and validly authorized and approved, and declared advisable, the execution, delivery and performance of this Agreement by REIT Merger Sub and the consummation by REIT Merger Sub of the Company Merger and the other Transactions and no other consent or approval by or on behalf of REIT Merger Sub is necessary to authorize REIT Merger Sub’s entry into this Agreement or consummation of the Company Merger or other Transactions.

(c)          Parent, in its capacity as the general partner of OP Merger Sub, has duly and validly authorized and approved, and declared advisable, the execution, delivery and performance of this Agreement by OP Merger Sub and the consummation by OP Merger Sub of the Partnership Merger and the other Transactions and no other consent or approval by or on behalf of OP Merger Sub is necessary to authorize OP Merger Sub’s entry into this Agreement or consummation of the Partnership Merger or other Transactions.

Section 4.4      Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement by any Parent Party, the consummation by the Parent Parties of the Mergers or any of the other Transactions or compliance by the Parent Parties with any of the provisions of this Agreement will (a) contravene, conflict with or result in any breach of any provision of the Parent Governing Documents or the comparable organizational or governing documents of any other Parent Party, (b) require any filing by any Parent Party with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Entity (except for (i) compliance with any applicable requirements of the Exchange Act, (ii) any filings as may be required under the MRL, the VRULPA or DLLCA in connection with the Mergers, (iii) such filings with the SEC as may be required to be made by Parent in connection with this Agreement and the Mergers, (iv) such filings as may be required under the rules and regulations of the NYSE in connection with this Agreement or the Mergers, or (v) such filings as may be required in connection with Transfer Taxes) (clauses (b)(i) through (v), collectively, the “Parent Approvals”), (c) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of payment, termination, amendment, modification, cancellation or acceleration of any obligation or to the loss of a benefit, or give rise to any right of purchase, first offer or forced sale) under, any of the terms, conditions or provisions of any material Contract to which any Parent Party or any of their respective properties, assets or operations are bound or (d) violate any Order or Law applicable to any Parent Party or any of their properties, assets or operations ; except in the case of clauses (b), (c) or (d), where (x) any failure to obtain such permits, authorizations, consents or approvals, (y) any failure to make such filings, or (z) any such modifications, violations, rights, impositions, breaches or defaults has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.5       Litigation. As of the date of this Agreement, there are no Actions pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of their respective assets or properties, other than any such Action that would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect. As of the date of this Agreement, neither Parent nor any of its Subsidiaries or any of their respective material properties or assets is or are subject to any Order except for those that would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

Section 4.6        Information in the Proxy Statement. None of the information supplied or to be supplied in writing by or on behalf of Parent or any Parent Party for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the shareholders of the Company, at the time of the Company Shareholder Meeting or at the Company Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

Section 4.7     Ownership of Company Common Shares and/or Company Preferred Shares. Neither the Parent Parties nor any of their respective Affiliates, beneficially owns, directly or indirectly, any Company Common Shares, Company Preferred Shares or other securities convertible into, exchangeable for or exercisable for Company Common Shares or Company Preferred Shares and none of the Parent Parties have any rights to acquire any Company Common Shares or Company Preferred Shares except pursuant to this Agreement. None of the Parent Parties is a “Prohibited Owner” as defined in the Company Declaration.

Section 4.8       Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person (other than Wells Fargo Securities, LLC and Citigroup Global Markets Inc.) is entitled to receive any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Mergers based upon arrangements made by or on behalf of Parent or any of the Parent Parties.

Section 4.9        Financing; Parent Guarantee.

(a)          Parent has delivered to the Company true and complete copies of (i) the executed debt commitment letter, dated as of August 27, 2023, by and among Parent, KSL Capital Partners VI, L.P., Wells Fargo Bank, N.A. and Citigroup Global Markets Inc. (including all exhibits, schedules, and annexes thereto, and the executed fee letter associated therewith redacted in a manner as described below, in each case as amended, modified, supplemented or replaced in accordance with the terms of this Agreement, collectively, the “Debt Financing Commitments”), pursuant to which the Debt Financing Sources party thereto have committed, subject only to the satisfaction of the terms and conditions set forth therein, to lend the amounts set forth therein (the “Debt Financing”) for the purpose of funding a portion of the Financing Uses and (ii) the executed equity commitment letter, dated as of the date hereof, among Parent, the Guarantors and the other parties thereto (including all exhibits, schedules and annexes thereto, the “Equity Commitment Letter”, and together with the Debt Financing Commitments, the “Financing Commitments”), pursuant to which the Guarantors have committed, subject to the terms and conditions set forth therein, to invest or otherwise fund the cash amount set forth therein (the “Equity Financing”, and together with the Debt Financing, the “Financing”) for the purpose of funding a portion of the Financing Uses. As of the date of this Agreement, none of the Financing Commitments have been withdrawn, terminated, rescinded, repudiated, amended, modified or supplemented and, as of the date of this Agreement, no such withdrawal, termination, rescission, repudiation, amendment, modification or supplementation is contemplated by Parent or, to the Knowledge of Parent, any other party thereto (other than any amendment, supplement or modification to the Debt Financing Commitments solely to add additional lenders, arrangers, bookrunners, managers or agents that have not executed the Debt Financing Commitments as of the date of this Agreement), and Parent has fully paid any and all commitment fees or other fees in connection with the Debt Financing Commitments that are payable on or prior to the date hereof. Except for the fee letters referenced in the Debt Financing Commitments (true and complete copies of which have been provided to the Company, redacted only for the fee amounts and other economic terms which are customarily redacted in transactions of this type) (provided that such redactions do not relate to the imposition of any new conditions (or the modification or expansion of any existing conditions) to the availability of the Debt Financing or any reduction in the aggregate amount of the Debt Financing or otherwise relate to the termination, enforceability or availability of the Debt Financing), as of the date of this Agreement, there are no side letters or Contracts to which Parent or any of its Affiliates is a party related to the provision, funding, investing, availability or conditionality, as applicable, of the Financing other than as expressly set forth in the Financing Commitments delivered to the Company on or prior to the date hereof. As of the date of this Agreement, (i) the Financing Commitments are in full force and effect and are the legal, valid, binding and enforceable obligations of Parent, and, to the knowledge of Parent, each of the other parties thereto, in each case subject to the Enforceability Exceptions and assuming, with respect to the Debt Financing Commitments only, the due authorization, execution and delivery of the Debt Financing Commitments by the Debt Financing Sources party thereto and (ii) assuming the accuracy of the representations and warranties of the Company set forth herein and the satisfaction or waiver of the conditions precedent to the Closing set forth in Section 7.1 and Section 7.2, Parent has no reason to believe that, as of the date of this Agreement, (x) any conditions precedent to the Financings required to be satisfied pursuant to the Financing Commitments will not be satisfied on or prior to the Closing Date and (y) the amount of the Financing available under the Financing Commitments and necessary to fund the Financing Uses will not be available to Parent on the Closing Date. As of the date of this Agreement, there are no conditions precedent related to the funding of the full amount of the Financing (including pursuant to any “market flex” provisions in the fee letter or otherwise), other than as expressly set forth in the Financing Commitments delivered to the Company on the date hereof. As of the date of this Agreement, assuming the accuracy of the representations and warranties of the Company set forth herein and the satisfaction or waiver of the conditions precedent to the Closing set forth in Section 7.1 and Section 7.2, no event has occurred which, with or without notice, lapse of time or both, would (or would reasonably be expected to) constitute a default or breach on the part of Parent or, to the Knowledge of Parent, any other party thereto under any of the Financing Commitments, in each case that would (A) result in the failure to satisfy (or materially delay, hinder or impair the satisfaction of) any condition precedent to the initial funding of the Financing at the Closing or (B) give rise to a right on the part of the relevant financing sources to terminate any of their obligations to provide the full amount of the applicable Financing under the applicable Financing Commitments. Assuming (x) the Financing is funded in accordance with the Financing Commitments, and (y) the satisfaction or waiver of the conditions precedent to the Closing set forth in Section 7.1 and Section 7.2, Parent will have on the Closing Date funds sufficient to satisfy all of its Closing payment obligations under this Agreement, including the (1) payment of the aggregate Merger Consideration, Preferred Merger Consideration and OP Merger Consideration and the other payments under Article II, (2) payment of any and all fees and expenses required to be paid by Parent in connection with the Mergers and the Financing, and (3) payment for any refinancing and/or repayment of any outstanding indebtedness of the Company or its Subsidiaries contemplated by this Agreement or the Financing Commitments at the Closing (clauses (1) through (3), the “Financing Uses”). Notwithstanding anything to the contrary contained in this Agreement, Parent affirms that it is not a condition to the Closing that Parent obtain the Financing or any other financing for or related to any of the Transactions.

(b)          Parent has furnished the Company with a true, complete and correct copy of the Parent Guarantee. The Parent Guarantee is in full force and effect and, as of the date hereof, has not been amended or modified. The Parent Guarantee is (i) a legal, valid and binding obligation of the Guarantors and (ii) enforceable in accordance with its respective terms against the Guarantors subject to the Enforceability Exceptions. There is no default under the Parent Guarantee by the Guarantors, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Guarantors.

Section 4.10     Solvency. Assuming (i) that the conditions to the obligation of Parent to consummate the Mergers set forth in Sections 7.1 and 7.2 have been satisfied or waived, (ii) the accuracy of the representations and warranties of the Company set forth in Article III hereof, and (iii) the financial projections or forecasts provided by the Company to Parent prior to the date hereof have been prepared in good faith on assumptions that were reasonable at such time, then immediately following the Company Merger Effective Time and after giving effect to all of the Transactions, including the Financing, the payment of the aggregate consideration to which the shareholders and other equity holders of the Company are entitled under Article II, funding of any obligations of the Surviving Entity, the Surviving Partnership or their respective Subsidiaries which become due or payable by the Surviving Entity, the Surviving Partnership or their respective Subsidiaries in connection with, or as a result of, the Mergers and payment of all related fees and expenses, the Surviving Entity, the Surviving Partnership or their respective Subsidiaries, on a consolidated basis, will not: (a) be insolvent (either because its financial condition is such that the sum of its debts, including contingent and other liabilities, is greater than the fair market value of its assets or because the fair saleable value of its assets is less than the amount required to pay its probable liability on its existing debts, including contingent and other liabilities, as they mature); (b) have unreasonably small capital for the operation of the businesses in which it is engaged or proposed to be engaged; or (c) be unable to pay its liabilities, including contingent and other liabilities, as they become due.

Section 4.11     Operations of REIT Merger Sub and OP Merger Sub. Each of REIT Merger Sub and OP Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations and has not incurred any liabilities, in each case, other than in connection with such transactions and this Agreement.

Section 4.12    Certain Arrangements. Other than the Voting and Support Agreements, as of the date of this Agreement, neither Parent nor any of its Affiliates or, to the Knowledge of Parent, any other Person on behalf of Parent or its Affiliates has entered into any Contract, commitment, agreement, instrument, obligation, arrangement, understanding or undertaking, whether written or oral, with any shareholder of the Company or any member of the Company’s management or directors that is related to the Transactions or with the respect to the business or operation of the Surviving Entity or any of its Subsidiaries after the Company Merger Effective Time.

Section 4.13     Investigation; Limitation on Warranties; Disclaimer of Other Representations and Warranties. The Parent Parties have conducted their own independent review and analysis of the business, operations, assets, intellectual property, technology, liabilities, results of operations, financial condition and prospects of the Company and the Company Subsidiaries and acknowledge that the Parent Parties have been provided access to personnel, properties, premises and records of the Company and the Company Subsidiaries for such purposes. In entering into this Agreement, the Parent Parties have relied solely upon the representations and warranties set forth in this Agreement and their independent investigation and analysis of the Company and the Company Subsidiaries, and the Parent Parties acknowledge and agree that they have not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by the Company, any of the Company Subsidiaries, or any of their respective affiliates, shareholders, controlling persons or its Representatives that are not expressly set forth in this Agreement, whether or not such representations, warranties or statements were made in writing or orally. The Parent Parties acknowledge and agree that, except for the representations and warranties expressly set forth in this Agreement, the Company does not make, or has not made, any representations or warranties relating to itself or its business or otherwise in connection with the Mergers and the Parent Parties are not relying on any representation or warranty except for those expressly set forth in this Agreement.

Section 4.14    No Other Representations or Warranties. Except for the representations and warranties set forth in this Article IV, none of the Parent Parties or any other Person makes any express or implied representation or warranty with respect to the Parent Parties or with respect to any other information provided to the Company and the Company Subsidiaries in connection with the Transactions.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGERS

Section 5.1        Conduct of Business by the Company Pending the Closing.

(a)          The Company agrees that between the date of this Agreement and the Company Merger Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except (i) as set forth in Section 5.1 of the Company Disclosure Letter, (ii) as expressly required or expressly permitted pursuant to this Agreement, (iii) as may be required by Law, (iv) as required by or in response to any COVID-19 Measures (provided, that the Company shall, to the extent reasonably practicable, consult in good faith with Parent before taking (or omitting) any such actions in connection with COVID-19 Measures), or (v) as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause each of the Company Subsidiaries to, use commercially reasonable efforts to (A) conduct its business in the ordinary course of business and in a manner consistent with past practices, (B) maintain in all material respects its business organization, goodwill and ongoing businesses and significant relationships with tenants and other third parties, (C) maintain all insurance policies in all material respects and (D) maintain the status of the Company as a REIT.

(b)          Except (i) as set forth in Section 5.1 of the Company Disclosure Letter, (ii) as expressly required or expressly permitted pursuant to this Agreement, (iii) as required by Law, (iv) as required by or in response to any COVID-19 Measures (provided, that the Company shall, to the extent reasonably practicable, consult in good faith with Parent before taking (or omitting) any such actions in connection with COVID-19 Measures), or (v) as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), between the date of this Agreement and the Company Merger Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, the Company shall not, and shall not permit any Company Subsidiary (or authorize or approve any Management Company or Third Party Managing Member (but only to the extent such prior authorization or approval is expressly sought and management has an approval right with respect to the applicable action under the applicable Management Agreement or Joint Venture Agreement, and such approval or authorization has not been granted prior to the date hereof, provided such prior approval or authorization shall not relieve the Company of the disclosure requirements under this Section 5.1 with respect to events and actions that have not yet occurred)) to, directly or indirectly:

(i)           authorize, effect or adopt any amendments, modifications or waivers to the Company Governing Documents or the Company Operating Partnership Governing Documents or any similar organizational documents of any other Company Subsidiaries or any Joint Ventures, in each case, in a manner adverse to the Company, the Company Subsidiaries and the Joint Ventures, taken as a whole;

(ii)          split, combine or reclassify any shares of beneficial interest of the Company or equity interests of any Company Subsidiary, except as may be permitted by Section 5.1(b)(iv), and except for any such transaction by a wholly owned Subsidiary of the Company that remains a wholly owned Subsidiary after consummation of such transaction;

(iii)           subject to the second sentence of Section 6.13, authorize, declare, set aside, establish a record date for or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of beneficial interest of the Company or other equity interests of any Company Subsidiary or any rights, warrants or options to acquire any such shares or equity interests, except for (A) the authorization and payment by the Company of regular quarterly dividends and by the Company Operating Partnership of regular quarterly distributions pursuant to the Company Governing Documents and/or Company Operating Partnership Governing Documents, as applicable, consistent with past practice of the Company and the Company Operating Partnership, as applicable, in each case, in an amount not to exceed $0.05 per Company Common Share or Company Partnership Unit, as applicable, $0.4297 per Series C Preferred Share (or Series C Preferred Unit), $0.40625 per Series D Preferred Share (or Series D Preferred Unit) and $0.40625 per Series E Preferred Share (or Series E Preferred Unit) (the dividends and other distributions described in this clause (A), the “Company Permitted Dividend”), (B) the declaration and payment of dividends or other distributions to the Company or to any Company Subsidiary by any directly or indirectly wholly-owned Company Subsidiary and (C) dividends or other distributions in the ordinary course of business by any Company Subsidiary that is not wholly owned, directly or indirectly by the Company, or by any Joint Venture, in each case, in accordance with the terms of the organizational documents of such Company Subsidiary or Joint Venture;

(iv)          (A) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, directly or indirectly, any shares of its beneficial interest or other equity interests or any rights, warrants or options to acquire any such shares or equity interests, except from (i) the withholding of Company Common Shares to satisfy Tax withholding obligations with respect to Company Equity Awards, (ii) in accordance with Article VII of the Company Declaration, or (iii) with respect to the redemption or exchange of any partnership units of the Company Operating Partnership in accordance with the terms of the Company Operating Partnership Agreement, (B) grant any Person any Company Equity Award or any right or option to acquire any shares of beneficial interest or equity interests of the Company or any Company Subsidiary or any rights, warrants or options to acquire any such shares or equity interests, (C) issue, deliver or sell or agree to commit to the foregoing with respect to any additional shares of beneficial interest or equity interests or other rights, warrants or options to acquire any such shares or equity interests, or (D) enter into any Contract with respect to the sale, voting registration or repurchase of any shares of beneficial interest or equity interests or other rights, warrants or options to acquire any such shares or equity interests; provided, however, that the Company may issue Company Common Shares (A) upon the vesting and/or settlement of any Company Equity Award outstanding as of the date hereof, and (B) in connection with the redemption or exchange of any Company Partnership Units in accordance with the terms of the Company Operating Partnership Agreement;

(v)          acquire (including by merger, consolidation or acquisition of stock or assets) any interest in any Person (or equity interests thereof) or any real property or other material assets, other than (A) acquisitions of assets (other than real property, including a ground leasehold interest) in the ordinary course of business and (B) acquisitions of assets or real property;

(vi)          other than in the ordinary course of business, enter into, renew, modify, amend, sell, transfer, dispose of, pledge or encumber (except in connection with the incurrence of any Indebtedness permitted to be incurred by the Company under this Agreement or as required under the terms of any existing Indebtedness), or terminate, waive, release, compromise or assign any rights or claims under, any Company Material Contract (or any Contract that, if existing as of the date hereof, would be a Company Material Contract ), other than (A) any termination in accordance with the terms of any existing Company Material Contract that occurs automatically without any action by the Company or any Company Subsidiary, (B) any renewals that occurs automatically pursuant to the terms of an existing Company Material Contract without any action by the Company or any Company Subsidiary, or (C) as may be reasonably necessary to comply with the terms of this Agreement (provided, that, in no event shall the Company or any Company Subsidiary enter into any Contract (or amend or modify any existing Contract) that would be a Material Contract pursuant to Sections 3.14(a)(ii) or 3.14(a)(x), constitutes a Related Party Agreement or that includes a “change of control” or similar provisions applicable to the Transactions);

(vii)       (A) other than in the ordinary course of business, sell, transfer, dispose of, allow to lapse or expire, or encumber (other than Permitted Liens) any material personal property, equipment or assets (other than as set forth in clause (B) below) of the Company or any Company Subsidiary or (B) except for encumbrances granted in connection with the incurrence of any Indebtedness permitted to be incurred by the Company pursuant to Section 5.1(b)(viii), sell, transfer, dispose of or encumber (other than Permitted Liens) any real property (including Company Real Property), except, in the case of each of clause (A) and (B), for (x) the execution of easements, covenants, rights of way, restrictions and other similar instruments in the ordinary course of business that would not reasonably be expected to materially impair the existing use, value or operation of the property, right or asset affected by the applicable instrument, (y) sales, transfers or dispositions of property, equipment, assets or real property pursuant to Pending Sale Contracts and (z) expirations of Company Registered Intellectual Property in accordance with their statutory terms;

(viii)     (i) incur, assume, or guarantee, any Indebtedness for borrowed money, except for (A) any Indebtedness solely among the Company and wholly owned Company Subsidiaries or solely among wholly owned Company Subsidiaries, (B) Indebtedness incurred pursuant to the Existing Company Debt in the ordinary course of business (including any extensions in accordance with the terms thereof) and (C) Indebtedness not to exceed $5,000,000 in the aggregate which is not secured, directly or indirectly, by Company Real Property (provided that in the cases of (B) and (C), such Indebtedness must be prepayable at any time without penalty or premium), or (ii) prepay, refinance, modify or amend the terms of any Indebtedness, except for (A) any Indebtedness solely among the Company and wholly owned Company Subsidiaries or solely among wholly owned Company Subsidiaries, (B) prepayments of the Existing Company Debt in the ordinary course of business and (C) mandatory payments under the terms of any Indebtedness in accordance with its terms;

(ix)         make any loans, advances or capital contributions to, or investments in, any other Person in excess of $10 million in the aggregate, other than (A) solely between the Company and a Company Subsidiary or among the Company Subsidiaries or (B) required by existing Contracts for advancement of expenses under existing indemnification obligations set forth on Section 5.1(b)(ix) of the Company Disclosure Letter or the applicable governing documents of the Company and the Company Subsidiaries;

(x)         (A) enter into any Ground Lease, Material Space Lease, Material Company Lease, Management Agreement or Franchise Agreement, or (B) amend, supplement or modify in any material respect, or terminate, or waive compliance with any material terms or material breaches under, or assign, any Ground Lease, Material Space Lease, Material Company Lease, Management Agreement or Franchise Agreement, except to the extent consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned);

(xi)          other than with respect to any shareholder litigation governed by Section 6.10, or any Actions related to Taxes or Tax matters, which are governed by Section 5.1(b)(xvi) settle, pay, discharge or satisfy any Action, other than any Action that involves only the payment of monetary damages not in excess of $5 million individually or $10 million in the aggregate over the amount reflected or reserved against in the balance sheet (or the notes thereto) included in the Company SEC Documents relating to Actions;

(xii)          except as required by the terms of any Company Benefit Plan disclosed on Section 3.11(a) of the Company Disclosure Letter as in effect on the date hereof or as otherwise expressly required or expressly permitted by the terms of this Agreement, (A) increase the compensation or employee benefits payable or provided to any Service Provider of the Company or any Company Subsidiaries, other than increases to any such individuals who are not directors, trustees or executive officers of the Company or the Company Subsidiaries in the ordinary course of business consistent with past practice that do not exceed 5% individually or 1% in the aggregate, (B) become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any equity compensation plan, or any other compensation, severance, pension, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement with or for the benefit of any Service Providers of the Company or any Company Subsidiary (other than (x) as permitted by clauses (A), (G) and (H) of this Section 5.1(b)(xii) in the ordinary course of business or (y) in connection with ordinary course renewals of health or welfare benefit plans which do not materially increase the cost to the Company and the Company Subsidiaries, taken as a whole, of maintaining such plans), (C) accelerate the vesting of or lapsing of restrictions with respect to any equity-based compensation or other long-term incentive compensation (including any Company Equity Award), (D) grant any new awards under any Company Benefit Plan, (E) amend or modify any outstanding award under any Company Benefit Plan (including any Company Equity Award), (F) grant or provide any change of control, severance or retention payments to any Service Provider of the Company or any Company Subsidiary, (G) hire or engage any new Service Provider, or promote any existing Service Provider, of the Company or the Company Subsidiaries if such Service Provider earns, or would earn, more than $200,000 per annum in base salary, or (H) terminate the employment or engagement (other than for cause) of any Service Provider of the Company or a Company Subsidiary if such Service Provider earns more than $200,000 per annum in base salary or if such Service Provider is a trustee or executive officer of the Company or any Company Subsidiary;

(xiii)        materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP or SEC rule or policy;

(xiv)         enter into any new line of business outside its existing business as of the date of this Agreement;

(xv)          take any action, or fail to take any action, which action or failure would reasonably be expected to cause (A) the Company to fail to qualify as a REIT or (B) any Company Subsidiary to cease to be treated as any of (1) a partnership or disregarded entity for United States federal income tax purposes or (2) a REIT, a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xvi)        enter into or modify in a manner adverse to the Company or any Company Subsidiary, or take (or fail to take) any action that would violate or give rise to liability with respect to, any Company Tax Protection Agreement, make, change or rescind any entity classification or other material election relating to Taxes, change a material method of Tax accounting, change any Tax accounting period, amend any material Tax Return, settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment, enter into any closing agreement related to material Taxes, or knowingly surrender any right to claim any material Tax refund or give or request any waiver or extension of a statute of limitation with respect to any material Tax Return except, in each case, (A) to the extent required by Law, or (B) to the extent the Company determines in good faith, and after notice to and consultation with Parent (which consultation, for the avoidance of doubt, shall not require that the Company obtain Parent’s approval), that such action is reasonably necessary (x) to preserve the Company’s qualification as a REIT under the Code, or (y) to qualify or preserve the status of any Company Subsidiary as a disregarded entity or partnership for United States federal income tax purposes or as a REIT, Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xvii)        adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of the Company Subsidiaries;

(xviii)      make or authorize any payment of, or accrual or commitment for, capital expenditures, except (A) the incurrence of capital expenditure amounts up to the aggregate amount set forth in the forecasted capital expenditure budget attached to Section 5.1(b)(xviii) of the Company Disclosure Letter, plus, with respect to capital expenditures incurred at any individual Company Real Property, an amount that is equal to 10% of the budgeted amount for such Company Real Property, (B) emergency expenditures not in excess of $10 million in the aggregate that the Company reasonably determines are necessary to avoid a material business interruption, maintain the ability to operate in the ordinary course, or maintain the safety and integrity of any asset or property in response to any emergency or force majeure event, or (C) ordinary course capital expenditures necessary to fulfill obligations under the Management Agreements, the Franchise Agreements or other Company Material Contracts to which the Company or any Company Subsidiary or any Joint Venture is a party to in effect as of the date of this Agreement;

(xix)       initiate or consent to any material zoning reclassification of any Company Real Property or any material change to any approved site plan (in each case, that is material to such Company Real Property or plan, as applicable), special use permit or other land use entitlement affecting any material Company Real Properties that would materially and adversely affect the operation of such Company Real Property as conducted as of the date hereof;

(xx)         recognize any labor union as the representative of any employees of the Company or any Company Subsidiary, or negotiate, enter into, become a party to a Collective Bargaining Agreement, in each case, except as required by applicable Law;

(xxi)        make any materially adverse change to any posted privacy policies or to the operation or security of the IT Assets, except as required by Law;

(xxii)       adopt or implement any “poison pill”, shareholder rights agreement or plan or similar anti-takeover agreement or plan, in each case, applicable to the Mergers or any other transactions with respect to Parent or its Affiliates and/or Parent’s right under Section 5.2;

(xxiii)      materially modify or reduce the amount of any insurance coverage provided by the Insurance Policies, except in the ordinary course of business as consistent with past practice;

(xxiv)        exempt a Person other than Parent or its Affiliates from the Ownership Limit (as defined in the Company Declaration); or

(xxv)        authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

(c)          Notwithstanding anything to the contrary set forth in this Agreement:

(i)             nothing in this Agreement shall give any of the Parent Parties, directly or indirectly, the right to control or direct the operations of the Company or the Company Operating Partnership prior to the Company Merger Effective Time or the Partnership Merger Effective Time, as applicable (it being acknowledged that prior to the Company Merger Effective Time or the Partnership Merger Effective Time, as applicable, the Company or the Company Operating Partnership, as applicable, shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations);

(ii)          nothing in this Agreement shall prohibit the Company from taking any action, at any time or from time to time, that in the reasonable good faith judgment of the Company, is reasonably necessary or appropriate for the Company to maintain its qualification as a REIT under the Code or to avoid incurring entity level income or excise Taxes under the Code or applicable state Law, including making dividend or other distribution payments to shareholders of the Company in accordance with this Agreement or otherwise or to qualify or preserve the status of any Company Subsidiary as a disregarded entity or partnership for United States federal income tax purposes or as a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or a REIT, under the applicable provisions of Section 856 of the Code, as the case may be (provided that, if the Company determines that it is necessary or appropriate to take, or refrain from taking, any such action, it shall notify Parent and consult with Parent (which consultation, for the avoidance of doubt, shall not require that the Company obtain Parent’s approval) as soon as reasonably practical prior to taking or refraining from taking such action); and

(iii)           the obligations of the Company under this Agreement to act or refrain from acting, or to cause the Company Subsidiaries to act or refrain from acting, will, with respect to any entities (and their respective Subsidiaries) that are not wholly owned Subsidiaries, be subject to (1) the organizational documents of such entity and its Subsidiaries, (2) the scope of the Company’s or the Company Subsidiaries’ power and authority to bind such entity and its Subsidiaries and (3) the Company’s and the Company Subsidiaries’ duties or standard of conduct under applicable Law to such entity and its Subsidiaries or any of its equityholders; provided, that the Company or such Company Subsidiary shall exercise all of its respective rights under such organizational documents (including any right to amend such organizational documents to fully permit such action or its ability to cause such non-wholly owned Subsidiary to refrain from action) of such entity and its Subsidiaries.

Section 5.2       No Solicitation; Company Change in Recommendation.

(a)         Except as expressly permitted by the provisions of this Section 5.2, from the date of this Agreement until the earlier of the Company Merger Effective Time and the termination of this Agreement in accordance with Article VIII, the Company shall not, and shall cause the Company Subsidiaries not to, and shall cause its and their respective officers, directors, managers and trustees not to, and shall direct and use reasonable best efforts to cause its and their respective other Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage or facilitate the making or submission of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Company Alternative Proposal or Inquiry (it being understood and agreed that responding to unsolicited phone calls and other communications solely to reference the restrictions in this Section 5.2 shall not be deemed to “facilitate” for purposes of, or otherwise constitute a violation of this Section 5.2), (ii) engage or participate in any discussions or negotiations regarding a Company Alternative Proposal or Inquiry with, or furnish any nonpublic information or access to any properties or assets relating to the Company or the Company Subsidiaries in connection with or for the purpose of facilitating any proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Alternative Proposal or Inquiry to, any Person (except, in each case, to ascertain facts from the Person making (or considering making) such Company Alternative Proposal solely for the purpose of determining whether such Company Alternative Proposal constitutes a Company Superior Proposal (but shall not engage in any negotiations or other discussions) and/or to notify such Person as to the existence of the provisions of this Section 5.2), or (iii) approve, recommend to enter into, or publicly propose to approve, recommend or enter into, any letter of intent, memorandum of understanding, acquisition agreement, merger agreement or other agreement or Contract with respect to a Company Alternative Proposal (except for Acceptable Confidentiality Agreements permitted under Section 5.2(b)) or that would reasonably be expected to lead to a Company Alternative Proposal or that would require the Company to abandon, terminate or fail to consummate the transactions contemplated by this Agreement (any such Contract, an “Alternative Acquisition Agreement”); provided, that it is understood and agreed that any determination or action by the Company Board of Trustees (or the Company Transaction Committee) expressly permitted under Section 5.2(b) or Section 5.2(c) shall not be deemed to be a breach or violation of this Section 5.2(a). Subject to the terms of Section 5.2(b), promptly following the execution of this Agreement, the Company shall, and shall cause the Company Subsidiaries and shall cause its and their respective officers, directors, managers and trustees, and shall direct and use reasonable best efforts to cause its and their respective other Representatives to, immediately cease any solicitations, discussions or negotiations with any Person (other than Parent and its Affiliates) or its Representatives with respect to any Company Alternative Proposal or Inquiry and promptly terminate all dataroom access granted to any such Person or its Representatives and, to the extent not previously requested, promptly request the return or destruction by such Person that has received information or executed a confidentiality agreement at any time within twelve (12) months immediately preceding the date hereof in connection with any Company Alternative Proposal or Inquiry of all non-public information concerning the Company and the Company Subsidiaries.

(b)         Notwithstanding anything in this Section 5.2 to the contrary, at any time prior to obtaining the Company Shareholder Approval, if the Company receives a bona fide written Company Alternative Proposal that did not result from a breach in any material respect of this Section 5.2, and if (i) such Company Alternative Proposal constitutes a Company Superior Proposal or (ii) the Company Board of Trustees (or the Company Transaction Committee) determines in good faith after consultation with outside legal and financial advisors that such Company Alternative Proposal could reasonably be expected to lead to a Company Superior Proposal, the Company may take the following actions: (A) furnish nonpublic information to the third party making such Company Alternative Proposal (including its respective Representatives and prospective equity and debt financing sources), if, and only if, prior to so furnishing such information, the third party has executed a confidentiality agreement with the Company having provisions as to confidential treatment of information that are not materially less favorable in the aggregate to the Company than the confidentiality provisions of the Confidentiality Agreement, except for such changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement (including providing any information required to be provided to Parent in accordance with the terms hereof) and such non-material changes requested by the counterparty to ensure the confidentiality agreement is consistent with its organization’s customary policies, procedures and practices with respect to confidentiality agreements, and except that such confidentiality agreement need not include explicit or implicit standstill provisions that would restrict the making of, or amendment or modification to, Inquiries or Company Alternative Proposals (an “Acceptable Confidentiality Agreement”) (provided, that the Company shall, substantially concurrently with (and in any event within 48 hours of) the delivery to such Person, provide to Parent any information that is provided or made available to such Person or its Representatives unless such information has been previously provided to Parent), and (B) engage in discussions or negotiations with the third party (including its respective Representatives and prospective equity and debt financing sources) with respect to the Company Alternative Proposal. The Company shall promptly (and in any event within 48 hours) notify Parent in writing (which may be by email) of any Company Alternative Proposal or Inquiry received by or on behalf of the Company, which notice shall identify the material terms and conditions thereof, including the identity of the Persons making such Company Alternative Proposal or Inquiry, and include copies of any proposed written agreements in connection therewith. The Company shall keep Parent reasonably informed on a reasonably current basis of any material developments, discussions or negotiations regarding any Company Alternative Proposals or Inquiry or any material change to the terms of any such Company Alternative Proposal or Inquiry and the status thereof, and provide copies of any changes to any such Company Alternative Proposal or Inquiry made in writing and to any proposed written agreements in connection therewith.

(c)         Except as expressly permitted by this Section 5.2, neither the Company Board of Trustees nor any committee thereof shall (i) withhold or withdraw (or qualify or modify in any manner adverse to Parent), or propose or authorize to withhold or withdraw (or qualify or modify in any manner adverse to Parent), the Company Board Recommendation, (ii) approve, adopt, recommend or declare advisable any Company Alternative Proposal, (iii) fail to include the Company Board Recommendation in the Proxy Statement, (iv) subject to Section 5.2(e), take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer (other than a recommendation against) or fail to recommend against any Company Alternative Proposal that is a tender offer or exchange offer within 10 Business Days after the commencement thereof (it being understood that a communication by the Company Board of Trustees pursuant to Rule 14d-9(f) of the Exchange Act shall not, in and of itself, be deemed a Company Change of Recommendation) (any such action described in the foregoing clauses (i)-(iv), a “Company Change of Recommendation”), (v) authorize, cause or permit the Company or any Company Subsidiary to enter into any Alternative Acquisition Agreement or (vi) agree or publicly propose to do any of the foregoing. Notwithstanding anything contained herein to the contrary, prior to obtaining the Company Shareholder Approval, the Company Board of Trustees may, in response to a bona fide written Company Superior Proposal received by the Company after the date of this Agreement that did not result from a breach in any material respect of this Section 5.2, if the Company Board of Trustees has determined in good faith, after consultation with its (or the Company Transaction Committee’s) financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with the standard of conduct owed by the members of the Company Board of Trustees under Maryland Law, (x) make a Company Change of Recommendation and/or (y) cause the Company to terminate this Agreement pursuant to Section 8.1(e); provided, that the Company Board of Trustees shall not be entitled to make such a Company Change of Recommendation or cause any termination of this Agreement pursuant to Section 8.1(e) unless (A) the Company shall have given Parent at least four Business Days’ written notice (a “Company Superior Proposal Notice”) advising Parent of its intention to make such a Company Change of Recommendation or terminate this Agreement, which Company Superior Proposal Notice shall include the information with respect to such Company Superior Proposal that is specified in Section 5.2(b), including copies of any written proposals, offers, agreements and all documentation providing for such Company Superior Proposal that is the basis for the proposed action of the Company Board of Trustees, a description of the terms and conditions of such Company Superior Proposal, the identity of the Persons making such Company Superior Proposal and a copy of any proposed written agreement in connection with such Company Superior Proposal, if any, (B) during the four Business Day period following Parent’s receipt of such Company Superior Proposal Notice and ending at 5:00 p.m. Eastern Time on such fourth Business Day (the “Company Superior Proposal Notice Period”), if so desired by Parent, the Company shall have negotiated with Parent in good faith to enable Parent to propose in writing revisions to the terms and conditions of this Agreement so that the Company Alternative Proposal ceases to constitute a Company Superior Proposal and (C) after the expiration of the Company Superior Proposal Notice Period, after taking into account any proposals made and not withdrawn by Parent in writing to amend the terms and conditions of this Agreement during the Company Superior Proposal Notice Period, the Company Board of Trustees nevertheless shall have determined in good faith, after consultation with its or the Company Transaction Committee’s financial advisors and outside legal counsel, that the Company Superior Proposal giving rise to the Company Superior Proposal Notice continues to constitute a Company Superior Proposal and that the failure to make a Company Change of Recommendation in response to such Company Superior Proposal would be inconsistent with the standard of conduct owed by the members of the Company Board of Trustees under Maryland Law; provided, that, in the event of any subsequent modifications or changes to the financial terms or any other material terms of such Company Superior Proposal shall require and commence a new Company Superior Proposal Notice and a new Company Superior Proposal Notice Period pursuant to clause (A) of two Business Days and such two Business Day period shall expire at 5:00 p.m. Eastern Time on the second Business Day following the day on which such new notice is delivered and the Company shall be required to comply with clauses (B) and (C) anew (it being understood that no such new notice shall reduce the initial four Business Day period).

(d)         Notwithstanding anything contained herein to the contrary, other than in connection with a Company Superior Proposal, prior to obtaining the Company Shareholder Approval, the Company Board of Trustees may, in response to a Company Intervening Event, make a Company Change of Recommendation if the Company Board of Trustees determines in good faith, after consultation with the Company’s (or the Company Transaction Committee’s) financial advisors and outside legal counsel, that the failure of the Company Board of Trustees to take such action would be inconsistent with the standard of conduct owed by the members of the Company Board of Trustees under Maryland Law; provided, that the Company Board of Trustees shall not be entitled to make such a Company Change of Recommendation unless (i) the Company shall have given Parent at least four Business Days’ written notice (a “Company Intervening Event Notice”) advising Parent of its intention to make such a Company Change of Recommendation, which Company Intervening Event Notice shall include a description of the applicable Company Intervening Event, including the facts and circumstances related thereto in reasonable detail and the factual bases for such determination, and (ii) prior to effecting such a Company Change of Recommendation, during the four Business Day period following the receipt by Parent of such Company Intervening Event Notice and ending at 5:00 p.m. Eastern Time on such fourth Business Day (the “Company Intervening Event Notice Period”), the Company shall have negotiated with Parent in good faith to enable Parent to propose in writing revisions to the terms and conditions of this Agreement so that the Company Board of Trustees would no longer determine that the failure to make a Company Change of Recommendation would be inconsistent with the standard of conduct owed by members of the Company Board of Trustees under Maryland Law and (C) after the expiration of the Company Intervening Event Notice Period, after taking into account any proposals made by Parent in writing to amend the terms and conditions of this Agreement during the Company Intervening Event Notice Period, the Company Board of Trustees nevertheless determines in good faith, after consultation with the Company’s (or the Company Transaction Committee’s) financial advisors and outside legal counsel, that the failure of the Company Board of Trustees to make such Company Change of Recommendation in response to such Company Intervening Event would continue to be inconsistent with the standard of conduct owed by the members of the Company Board of Trustees under Maryland Law, in each case, if the amendments proposed by Parent were given effect.

(e)         Nothing contained in this Agreement shall prohibit the Company or the Company Board of Trustees or any committee thereof from (i) complying with its disclosure obligations under applicable Law or rules and policies of the NYSE, including taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) or Item 1012(a) of Regulation M-A under the Exchange Act (or any similar communication to shareholders) or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder; provided, that any such disclosure does not contain an express Company Change of Recommendation, or (ii) making any disclosure to its shareholders of factual information regarding the business, financial condition or results or operation of the Company if the Company Board of Trustees (or the Company Transaction Committee) determines in good faith, after consultation with the Company’s (or the Company Transaction Committee’s) financial advisors and outside legal counsel, that the failure of the Company Board of Trustees (or the Company Transaction Committee) to make such disclosure would be inconsistent with the standard of conduct owed by the members of the Company Board of Trustees under Maryland Law (it being understood that disclosure under this clause (ii) shall not limit or otherwise affect the obligations of the Company or the Company Board of Trustees (or the Company Transaction Committee) under this Agreement and no such disclosure shall, taken by itself, be deemed to be a Company Change of Recommendation); provided, however, that the Company Board of Trustees (or the Company Transaction Committee) shall not make a Company Change of Recommendation other than in accordance with Section 5.2(c) or Section 5.2(d).

(f)          The Company shall not, and shall cause its Subsidiaries not to, release any Person from, or waive, amend or modify any provision of, or grant permission under, any standstill or confidentiality provision with respect to a Company Alternative Proposal or Inquiry to which the Company or any of its Subsidiaries is a party; provided, that, notwithstanding anything herein to the contrary, if the Company Board of Trustees (or the Company Transaction Committee) determines in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to take such action would be inconsistent with the standard of conduct owed by the members of the Company Board of Trustees under Maryland Law, the Company may grant a waiver of any standstill provision solely to the extent necessary to permit any Person to make a non-public Company Alternative Proposal to the Company Board of Trustees.

(g)        “Company Alternative Proposal” means any proposal, inquiry or offer made by any Person or group (within the meaning of Section 13(d) of the Exchange Act) of Persons (other than the Parent Parties or their respective Affiliates), in a single transaction or series of related transactions, relating to or that would result (if consummated) in any of the following: (A) acquisition (including by way of merger, consolidation, sale of equity interests, share exchange, joint venture, business combination, recapitalization or otherwise) of assets of the Company and the Company Subsidiaries equal to 20% or more of the Company’s and its Subsidiaries’ consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (B) acquisition (including by way of merger, consolidation, sale of equity interests, share exchange, joint venture, business combination, recapitalization or otherwise) of beneficial ownership, or the right to acquire beneficial ownership, of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of voting power of the Company or any of its Subsidiaries, (C) tender offer or exchange offer that if consummated would result in any Person or group (within the meaning of Section 13(d) of the Exchange Act) of Persons (other than the Parent Parties or their respective Affiliates) beneficially owning 20% or more of the outstanding voting securities of the Company or any of its Subsidiaries, (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries or (E) any combination of the foregoing types of transactions, in each case, other than the Transactions.

(h)         “Company Superior Proposal” means a written Company Alternative Proposal, substituting in the definition thereof “50%” for “20%” in each place each such phrase appears, that the Company Board of Trustees determines in good faith, after consultation with the Company’s (or the Company Transaction Committee’s) financial advisors and outside legal counsel, and taking into account all of the terms and conditions of the Company Alternative Proposal and this Agreement (as it may be proposed to be amended by Parent), including all factors as the Company Board of Trustees considers to be relevant, to be more favorable from a financial point of view to the Company and its shareholders (solely in their capacities as shareholders) than the transactions contemplated by this Agreement (as it may be proposed to be amended by Parent).

(i)          “Company Intervening Event” means any event, change, condition, occurrence, effect or development, in each case, with respect to the Company and the Company Subsidiaries, taken as a whole, that is unknown and not reasonably foreseeable to the Company Board of Trustees as of the date of this Agreement (or if known or reasonably foreseeable to the Company Board of Trustees as of the date of this Agreement, the material consequences of which were not known or reasonably foreseeable to the Company Board of Trustees as of the date of this Agreement), which first arises after the date of this Agreement and becomes known to the Company Board of Trustees after the date of this Agreement and prior to the receipt of the Company Shareholder Approval; provided, that, in no event shall any of the following constitute or be deemed to be, or be considered in determining whether there has been, a Company Intervening Event hereunder: (i) the receipt, existence or terms of a Company Alternative Proposal, any Inquiry or any matter relating thereto or consequence thereof; (ii) the fact that, in and of itself, the Company meets or exceeds any internal or published projections, forecasts or estimates of revenues, earnings or other financial results for any period; or (iii) changes, in and of itself, in the market price or trading volume of any securities of the Company or any of its Subsidiaries, including the Company Common Shares and the Company Preferred Shares (provided, the underlying causes of such change shall not be excluded by clauses (ii) or (iii)).

(j)         “Inquiry” means an inquiry, indication of interest or request for information or discussions from any Person or group (within the meaning of Section 13(d) of the Exchange Act) of Persons that constitutes, or could reasonably be expected to lead to, a Company Alternative Proposal.

Section 5.3        Proxy Statement.

(a)        The Company shall prepare and file with the SEC, as promptly as reasonably practicable after the date of this Agreement, the Proxy Statement. Parent and the Company will reasonably cooperate with each other in the preparation of the Proxy Statement. The Company shall cause the Proxy Statement to comply as to form and substance in all material respects with the applicable requirements of the Exchange Act. Subject to applicable Law, and anything in this Agreement to the contrary notwithstanding, prior to the filing of the Proxy Statement (or any amendment or supplement thereto), or any dissemination thereof to the shareholders of the Company, or responding to any comments from the SEC with respect thereto, the Company shall provide Parent and its counsel with a reasonable opportunity to review and to comment on such document or response, which the Company shall consider in good faith. Parent shall furnish to the Company the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement. The Company shall promptly notify Parent upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and shall provide Parent with copies of all correspondence between it and its Representatives, on the one hand, and the SEC and its staff, on the other hand, relating to the Proxy Statement. The Company shall use its reasonable best efforts to (with the reasonable assistance of, and after consultation with, Parent) resolve all SEC comments with respect to the Proxy Statement as promptly as reasonably practicable after receipt thereof, including filing any amendments or supplements as may be required. The Company shall file the definitive Proxy Statement with the SEC and cause the definitive Proxy Statement to be mailed to holders of Company Common Shares as of the record date established for the Company Shareholder Meeting as promptly as reasonably practicable after the date on which the Company is made aware that the SEC will not review the Proxy Statement or has no further comments on the Proxy Statement; provided, that if the SEC has failed to affirmatively notify the Company on or prior to the date that is ten (10) calendar days after the initial filing of the Proxy Statement with the SEC that it will or will not be reviewing the Proxy Statement, then such mailing shall occur reasonably promptly after such date. The Proxy Statement shall contain the Company Board Recommendation, except to the extent that the Company Board of Trustees (or the Company Transaction Committee) shall have effected a Company Change of Recommendation permitted by and determined in accordance with Section 5.2.

(b)         If, at any time prior to the receipt of the Company Shareholder Approval, any information relating to the Company or Parent, or any of their respective Affiliates, should be discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, should be set forth in an amendment of, or a supplement to, the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties, and the Company shall prepare (with the reasonable assistance of Parent) and mail to its shareholders such an amendment or supplement to the Proxy Statement, in each case, to the extent required by applicable Law; provided, however, that, to the extent reasonably practicable, no amended or supplemental materials will be filed with the SEC or mailed by the Company without affording Parent a reasonable opportunity in advance for consultation and review, and the Company shall consider in good faith any comments on such materials reasonably proposed by Parent. The Company further agrees to cause the Proxy Statement as so corrected or supplemented promptly to be filed with the SEC and to be disseminated to its shareholders, in each case as and to the extent required by applicable Law. Nothing in this Section 5.3(b) shall limit the obligations of any Party under Section 5.3(a).

(c)         The Company, acting through its Board of Trustees (or a committee thereof), shall as promptly as reasonably practicable following the date on which the Company is made aware that the SEC will not review the Proxy Statement or has no further comments on the Proxy Statement, take all action required under applicable Law, the Company Governing Documents and the applicable requirements of the NYSE and the SEC necessary to promptly, establish a record date for, duly call, give notice of, convene and hold as promptly as reasonably practicable, the Company Shareholder Meeting. The Company shall, through the Company Board of Trustees, recommend to its shareholders that they give the Company Shareholder Approval, include such recommendation in the Proxy Statement and solicit and use its reasonable best efforts to obtain the Company Shareholder Approval (including by soliciting proxies from the holders of Company Common Shares and taking all other action necessary or advisable to secure the Company Shareholder Approval), except to the extent that the Company Board of Trustees shall have made a Company Change of Recommendation solely to the extent permitted by and determined in accordance with Section 5.2. Notwithstanding anything to the contrary in this Agreement, the Company shall not adjourn, recess postpone or otherwise delay the Company Shareholder Meeting; provided that, the Company may, after consultation with Parent, adjourn or postpone the Company Shareholder Meeting (i) to allow reasonable additional time for the filing and dissemination of any supplemental or amended disclosure document that the Company Board of Trustees has determined in good faith (after consultation with its or the Company Transaction Committee’s financial advisors and outside legal counsel) is required to be filed and disseminated under applicable Law, (ii) to allow reasonable additional time to solicit proxies if as of the time that the Company Shareholder Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Company Common Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholder Meeting, (iii) to allow reasonable additional time to solicit additional proxies if the Company reasonably determines in good faith that the Company Shareholder Approval is unlikely to be obtained or (iv) with the prior written consent of Parent; provided, however, that, without the prior written consent of Parent, the Company Shareholder Meeting shall not be postponed, recessed or adjourned to a date that is (x) more than 30 days after the date for which the Company Shareholder Meeting was originally scheduled (excluding any adjournments, recesses or postponements required by applicable Law) or (y) more than 120 days from the record date for the Company Shareholder Meeting; provided, further, that, except as required under applicable Law (including pursuant to clause (i) above), the Company Shareholder Meeting may not be postponed, recessed or adjourned on the date the Company Shareholder Meeting is scheduled if the Company shall have received proxies in respect of an aggregate number of Company Common Shares, which have not been withdrawn, such that the Company Shareholder Approval would be obtained at such meeting. The Company shall cooperate with and keep Parent reasonably informed on a reasonably current basis regarding its solicitation efforts and voting results following the dissemination of the Proxy Statement to the Company’s shareholders.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1        Access; Confidentiality.

(a)          Subject to applicable Law, from the date hereof to the Company Merger Effective Time or the earlier valid termination of this Agreement, upon reasonable prior written notice from Parent, the Company shall, and cause its Subsidiaries to, and shall instruct and use its reasonable best efforts to cause their respective officers, trustees, directors, employees and direct its other Representatives to, afford Parent and its Representatives reasonable access, consistent with applicable Law, during normal business hours to the Company’s and its Subsidiaries’ officers, employees, agents, Contracts, books and records, properties, offices and other facilities as reasonably necessary to facilitate consummation of the Transactions, and provide a copy of each report, schedule, registration statement and other document filed by the Company during such period pursuant to the requirements of federal and state securities Laws; provided, that such physical access may be limited to the extent the Company or any of its Subsidiaries reasonably determines, in light of applicable COVID-19 Measures, that such access would reasonably be expected to jeopardize the health and safety of any employee of the Company or any of its Subsidiaries, it being understood that the Company shall use its commercially reasonable efforts to provide, or cause its Subsidiaries to provide, such access in a manner that would not reasonably be expected to jeopardize the health and safety of the employees of the Company and the Company Subsidiaries. Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by such officers, employees and other authorized Representatives of their normal duties and shall not include any sampling or testing of environmental media or building materials or any other environmental sampling or testing; provided, that to the extent such sampling, testing or analysis is reasonably required by a financing source as a result of the findings of any Phase I environmental site assessment conducted in connection with the Debt Financing, the foregoing shall be subject to the Company’s obligations under Section 6.15. No investigation under this Section 6.1 or otherwise shall affect any of the representations and warranties of the Parties contained in this Agreement or modify any condition to the obligations of the Parties under this Agreement and shall not limit or otherwise affect the rights or remedies of the Parties as set forth herein.

(b)          The foregoing provisions of Section 6.1(a) shall not require and shall not be construed to require the Company to permit any access to any of its officers, employees, agents, Contracts, books or records, or its properties, offices or other facilities, or to permit any inspection, review, sampling or audit, or to disclose or otherwise make available any information that in the reasonable judgment of the Company would (i) result in the disclosure of any trade secrets of any third parties, (ii) result in a violation of applicable Law, (iii) waive the protection of any attorney-client privilege, or (iv) result in the disclosure of any personal information that would reasonably be expected to expose the Company to the risk of material liability under applicable Laws or result in a breach of the representations and warranties of the Company contained in Section 3.16(e). In the event that the Company objects to any request submitted pursuant to and in accordance with Section 6.1(a) and withholds information on the basis of the foregoing clauses (i) - (iv), the Company shall, to the extent permitted by applicable Law, inform Parent as to the general nature of what is being withheld and shall use commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments (including, if reasonably requested by Parent, entering into a joint defense agreement with Parent on customary and mutually acceptable terms if requested with respect to any such information). The Company may reasonably designate competitively sensitive material provided to Parent as “Outside Counsel Only Material” or with similar restrictions, which materials and the information contained therein shall be given only to the outside legal counsel of Parent, or otherwise as the restriction indicates, and be subject to any additional confidentiality or joint defense agreement between the Parties. All requests for information made pursuant to this Section 6.1 shall be directed to the Person designated by the Company and all information exchanged or made available shall be governed by the terms of the Confidentiality Agreement.

(c)          Parent will comply with the terms and conditions of the Confidentiality Agreement, dated July 5, 2023, between the Company and KSL Capital Partners Management VI, LLC (as it may be amended from time to time, the “Confidentiality Agreement”), and will hold and treat, and will cause their respective Representatives (as defined in the Confidentiality Agreement) to hold, treat and use, in confidence all documents and information concerning the Company and the Company Subsidiaries furnished to Parent in connection with the Transactions in accordance with the Confidentiality Agreement, which Confidentiality Agreement shall remain in full force and effect in accordance with its terms. Notwithstanding anything contained in this Agreement to the contrary, the Company hereby provides consent to permit the Parent Parties to disclose any such information, including copies of this Agreement and the Transaction Documents and the terms hereof and thereof, all of which, for the avoidance of doubt, shall constitute “Evaluation Material” (as defined in the Confidentiality Agreement), to their respective potential financing sources.

Section 6.2        Consents and Approvals.

(a)          Subject to the terms and conditions set forth in this Agreement, each of the Parties shall use reasonable best efforts to promptly take, or cause to be taken, all actions, and to promptly do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Mergers and the other transactions contemplated by this Agreement as promptly as practicable after the date of this Agreement and in any event prior to the End Date, including (i) the obtaining of all necessary actions or nonactions, authorizations, permits, waivers, consents, clearances, approvals and expirations or terminations of waiting periods (collectively, “Consents”), including the Company Approvals and the Parent Approvals, from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval, clearance or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary Consents from third parties, (iii) the defending of any Actions, lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Mergers and the other Transactions, and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement; provided, that in no event shall the Company or any of the Company Subsidiaries be required to pay prior to the Company Merger Effective Time any fee, penalty or other consideration to any third party for any Consent required for or triggered by the consummation of the transactions contemplated by this Agreement under any contract or agreement or otherwise.

(b)         Subject to the terms and conditions herein provided and without limiting the foregoing, the Parties shall use reasonable best efforts to (i) cooperate with each other in (A) determining whether any filings are advisable or required to be made with, or Consents are required to be obtained from, or with respect to, any third parties or Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (B) promptly making all such filings and timely obtaining all such Consents, (ii) supply to any Governmental Entity as promptly as practicable any additional information or documents that may be requested pursuant to any Law or by such Governmental Entity, and (iii) take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby, including taking all such further action as may be necessary to resolve such objections, if any, as any Governmental Entity or other Person may assert under any Law with respect to the transactions contemplated hereby, and to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Entity with respect to the Mergers so as to enable the Closing to occur as promptly as practicable after the date of this Agreement, including (A) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, license, hold separate or disposition of any and all of the share capital or other equity interest, assets (whether tangible or intangible), products or businesses of Parent and its Subsidiaries or of the Company and the Company Subsidiaries, and (B) otherwise taking or committing to take any actions that after the Closing Date would limit Parent’s or its Subsidiaries’ (including the Surviving Entity and Surviving Partnership’s) freedom of action with respect to, or their ability to retain, one or more of their assets (whether tangible or intangible), products, or businesses, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order that would otherwise have the effect of preventing or delaying the Closing; provided, that neither the Company nor any of the Company Subsidiaries shall be required to become subject to, or consent or agree to or otherwise take any action with respect to, any requirement, condition, understanding, agreement or order to sell, divest, license, hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets, operations or business of the Company or any of the Company Subsidiaries, unless such requirement, condition, understanding, agreement or order is binding on or otherwise applicable to the Company or the Company Subsidiaries only from and after the Company Merger Effective Time in the event that the Closing occurs; provided, further, that nothing in this Section 6.2 or any other provision of this Agreement shall require Parent or any of its Affiliates to agree or otherwise be required to, take any action, including any action contemplated in this Section 6.2(b), with respect to Parent or any of its Affiliates (including KSL Advisors, LLC) or any investment funds or investment vehicles affiliated with, or managed or advised by, KSL Advisors, LLC or any portfolio company (as such term is commonly understood in the private equity industry) or investment of KSL Advisors, LLC or of any such investment fund or investment vehicle, or any interest therein, other than with respect to the Company and the Company Subsidiaries. Except as otherwise permitted under this Agreement, the Parties shall not (and shall cause their Subsidiaries not to) take or agree to take any action that would be reasonably likely to prevent or materially delay the Closing.

(c)       The Parties shall cooperate and consult with each other in connection with the making of all registrations, filings, notifications, communications, submissions and any other actions pursuant to this Section 6.2, and, subject to applicable legal limitations and the instructions of any Governmental Entity, the Company and the Company Operating Partnership, on the one hand, and the Parent Parties, on the other hand, shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated thereby, including promptly furnishing the other with copies of notices or other communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries, from any Governmental Entity with respect to such transactions. Subject to applicable Law relating to the exchange of information, the Company and the Company Operating Partnership, on the one hand, and the Parent Parties, on the other hand, shall permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed notifications or filings and any written communications or submissions, and with respect to any such notification, filing, written communication or submission, any documents submitted therewith to any Governmental Entity; provided, that materials may be redacted (i) to remove references concerning the valuation of the businesses of the Company and the Company Subsidiaries, or proposals from third parties with respect thereto, (ii) as necessary to comply with contractual agreements and (iii) as necessary to address reasonable privilege or confidentiality concerns. Each of the Parties agrees not to participate in any meeting or substantive discussion, either in person or by telephone or videoconference, with any Governmental Entity in connection with the proposed transactions unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate.

(d)         In furtherance and not in limitation of the other covenants of the Parties contained in this Section 6.2, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Law, each of the Parties shall cooperate in all respects with each other and shall use reasonable best efforts to contest and resist any such Action or proceeding and to have vacated, lifted, reversed or overturned any Action, decree, judgment, injunction or other Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Mergers and the other transactions contemplated by this Agreement.

Section 6.3      Publicity. The Parties shall consult with and provide each other the opportunity to review and comment on any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the transactions contemplated herein and shall not issue any such press release or other public statement or comment prior to obtaining the other Parties’ prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange or as may be required by a Governmental Entity; provided, that the restrictions in this Section 6.3 shall not apply (a) to any Company communication to announce a Company Alternative Proposal from and after a Company Change of Recommendation permitted by and in accordance with Section 5.2 of this Agreement or (b) if made by the Company or Parent in response to questions by the press, analysts, investors or those participating in investor calls or industry conferences, so long as such statements are consistent in all material respects with information previously disclosed in previous press releases, public disclosures or public statements made by the Company and/or Parent in compliance with this Section 6.3; provided, that such public statements do not reveal material nonpublic information regarding this Agreement or the Transactions. The press release announcing the execution and delivery of this Agreement shall be a joint release of, and shall not be issued prior to the approval of each of, the Company and Parent (which approval shall not be unreasonably withheld, conditioned or delayed).

Section 6.4        Directors’ and Officers’ Insurance and Indemnification.

(a)        The Parties agree that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former trustees, directors, officers or employees, as the case may be, of the Company or any Company Subsidiary as provided in their respective Company Declaration, certificates of incorporation or bylaws or other organizational documents or in any agreement shall survive the Mergers and shall continue at and after the Company Merger Effective Time in full force and effect for a period of six years after the Company Merger Effective Time. For a period of six years after the Company Merger Effective Time, Parent shall cause to be maintained in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s and the Company Subsidiaries’ respective Company Declaration, certificates of incorporation and bylaws or similar organizational documents as in effect immediately prior to the Company Merger Effective Time or in any indemnification agreements of the Company or any Company Subsidiary with any of their respective trustees, directors, officers or employees as in effect immediately prior to the Company Merger Effective Time, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Company Merger Effective Time were current or former trustees, directors, officers or employees of the Company or any Company Subsidiary; provided, that all rights to indemnification in respect of any Proceeding pending or asserted or any claim made within such period shall continue until the final disposition of such Proceeding or resolution of such claim, even if beyond such six-year period. From and after the Company Merger Effective Time, Parent shall assume, be jointly and severally liable for, and honor, guarantee and stand surety for, and shall cause the other Parent Parties to honor, in accordance with their respective terms, each of the covenants contained in this Section 6.4.

(b)         Each of Parent, the Surviving Entity and the Surviving Partnership shall, to the fullest extent permitted under applicable Law and for a period commencing as of the Merger Effective Time and ending on the sixth (6th) anniversary of the Merger Effective Time, indemnify and hold harmless (and advance funds in respect of each of the foregoing or any related expenses) each current and former trustee, director or officer of the Company or any Company Subsidiary and each such Person who served as a manager, trustee, director, officer or fiduciary of a joint venture or other entity at the request of and for the benefit of the Company or any Company Subsidiary (each, together with such Person’s heirs, executors or administrators, and successors and assigns, an “Indemnified Party”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any Proceeding to each Indemnified Party to the fullest extent permitted by Law), judgments, fines, losses, claims, damages, obligations, costs, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (a “Proceeding”), arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred at or prior to the Company Merger Effective Time (including acts or omissions in connection with such Persons serving as a manager, trustee, director, officer or fiduciary of any joint venture or other entity if such service was at the request of and for the benefit of the Company or any Company Subsidiary), whether asserted or claimed prior to, at or after the Company Merger Effective Time. In the event of any such Proceeding, Parent, the Surviving Entity and the Surviving Partnership shall cooperate with the Indemnified Party in the defense of any such Proceeding.

(c)          For a period of six years from the Company Merger Effective Time, Parent shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and the Company Subsidiaries with respect to matters arising on or before the Company Merger Effective Time; provided, that after the Company Merger Effective Time, Parent shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company and the Company Subsidiaries prior to the date of this Agreement in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount. At the Company’s option, the Company may purchase, prior to the Company Merger Effective Time, a six-year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and the Company Subsidiaries with respect to matters arising on or before the Company Merger Effective Time, covering without limitation the transactions contemplated hereby; provided, that the Company shall not commit or spend on such “tail” policy, in the aggregate, more than 300% of the last aggregate annual premium paid by the Company and the Company Subsidiaries prior to the date of this Agreement for the Company’s current policies of directors’ and officers’ liability insurance and fiduciary liability insurance, and if the cost of such “tail” policy would otherwise exceed such limit, the Company shall be permitted to purchase as much coverage as reasonably practicable for up to such limit; provided, further, that the Company shall reasonably cooperate and consult with Parent prior to the purchase of any such tail policy; provided, further, that if Parent can procure a “tail” policy on superior terms or on equivalent terms, but at a lower price, as compared to any such policy that may be procured by the Company, with insurers of equal or better A.M. Best financial strength ratings and outlooks and with full continuity, then Parent may, with the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed) obtain such policy effective as of the Merger Effective Time, in which case the Company shall not obtain any such policy; provided, further, that such tail policy shall be in lieu of the obligation to insure, and maintain in effect insurance policies, for a period of six (6) years from and after the Merger Effective Time set forth in the first sentence of this Section 6.4(c). If such prepaid “tail” policy has been obtained by the Company prior to the Company Merger Effective Time, Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Entity and the Surviving Partnership, and no other party shall have any further obligation to purchase or pay for insurance hereunder.

(d)         Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 6.4; provided, however, that Parent shall not be obligated to pay the fees and expenses of more than one legal counsel (selected by a plurality of the applicable Indemnified Parties) for all Indemnified Parties in any jurisdiction with respect to any single legal action, except to the extent that, on the advice of any such Indemnified Party’s counsel, two or more of such Indemnified Parties shall have conflicting interests in the outcome of such action.

(e)         The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the Company Declaration, certificates of incorporation or bylaws or other organizational documents of the Company or any of the Company Subsidiaries, the Surviving Entity or the Surviving Partnership, any other indemnification arrangement, the MRL, the DLLCA, the VRULPA or otherwise. The provisions of this Section 6.4 shall survive the consummation of the Mergers and expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties.

(f)          In the event that Parent, the Surviving Entity or the Surviving Partnership or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent, the Surviving Entity or the Surviving Partnership, as the case may be, shall assume the obligations set forth in this Section 6.4.

Section 6.5       Employee Matters.

(a)         For the period commencing on the Closing Date and ending on the first anniversary of the Closing Date, Parent will cause the Surviving Entity or its Subsidiaries to provide to each employee of the Company or any Company Subsidiary as of immediately prior to the Closing (each, a “Continuing Employee”), while such Continuing Employee continues in employment with Parent or one of its Affiliates (including the Surviving Entity and its Subsidiaries) during such period following the Closing, with: (i) a base salary or an hourly wage rate, as applicable, that is no lower than the base salary or hourly wage rate provided to such Continuing Employee immediately prior to the Closing, (ii) an annual target cash incentive compensation opportunity that is no less favorable than the target cash incentive compensation opportunity provided to such Continuing Employee immediately prior to the Closing, (iii) severance benefits that are no less favorable than the severance benefits which such Continuing Employee was eligible for immediately prior to the Closing, and (iv) employee benefits (including vacation/leave, health, welfare and retirement benefits, but excluding equity incentives) that are substantially comparable, in the aggregate, to those provided to such Continuing Employees immediately prior to the Closing.

(b)        For purposes of determining eligibility, vesting and participation under Parent Benefit Plans in which the Continuing Employees participate after the Closing Date, each Continuing Employee shall be credited with his or her years of service with the Company and the Company Subsidiaries prior to the Closing Date to the same extent as such Continuing Employee was entitled, before the Closing Date, to credit for such service under Company Benefit Plans, except to the extent providing such credit would result in any duplication of benefits. In addition, Parent shall use commercially reasonable efforts to cause (i) all pre-existing condition exclusions, evidence of insurability, waiting period provisions and actively-at-work requirements of any Parent Benefit Plan providing medical, dental, hospital, pharmaceutical or vision benefits to be waived for such Continuing Employee and his or her covered dependents (except to the extent that such exclusions or requirements were not waived or satisfied under comparable Company Benefit Plans); and (ii) any co-payments, deductibles and other eligible expenses incurred by such Continuing Employee and/or his or her covered dependents during the plan year in which the Closing Date occurs to be credited in full for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year of each comparable Parent Benefit Plan (to the extent such credit would have been given under comparable Company Benefit Plans prior to the Closing).

(c)        If the Closing occurs prior to the date on which annual bonuses are typically paid to employees of the Company and the Company Subsidiaries, the Company shall provide to each Continuing Employee who is eligible to participate in an annual bonus program of the Company or any Company Subsidiary, a pro rata annual cash bonus, to the extent such bonus has been earned and accrued for, in accordance with the applicable Company Benefit Plan, for the period of the year up until the Closing Date.

(d)         Nothing contained in this Agreement shall, or shall be construed so as to, (i) prevent or restrict in any way the right of Parent to terminate the service of any Service Provider of the Company or any Company Subsidiary at any time following the Closing; (ii) constitute an amendment or modification of any Company Benefit Plan or Parent Benefit Plan or employee benefit plan; or (iii) create any third party rights in any such Service Provider of the Company or any Company Subsidiary (including any beneficiary or dependent thereof).

Section 6.6       Takeover Statutes. If any Takeover Statute is or becomes applicable to the Mergers or the other Transactions, each of the Parties and their respective boards of trustees/directors (or equivalent) shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Mergers or any of the other Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Mergers and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Mergers and the other Transactions.

Section 6.7      Obligations of Parent. Following the Closing, Parent shall take all action necessary to cause the Surviving Entity and the Surviving Partnership to perform their respective obligations under this Agreement and to consummate the Transactions, upon the terms and subject to the conditions set forth in this Agreement.

Section 6.8      Rule 16b-3. Prior to the Partnership Merger Effective Time, the Company shall take all such steps as may be reasonably necessary or advisable hereto to cause dispositions of Company equity securities (including Company Equity Awards, Company Restricted Share Awards and derivative securities) pursuant to the Transactions by each individual who is a trustee or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.9       [reserved]

Section 6.10    Shareholder Litigation.The Company shall keep Parent reasonably informed on a current basis of, and cooperate with Parent in connection with any shareholder Action against the Company and/or its trustees/directors or officers relating to the Mergers or the other Transactions contemplated by this Agreement. Both the Company and Parent shall reasonably consult with the other regarding each Action and give consideration to the other’s advice regarding such Actions and give each other the opportunity to participate in the defense, settlement or prosecution of any Action; provided that the Company shall control the defense, settlement, or prosecution of any such Action, and the disclosure of information in connection therewith shall be subject to the provisions of Section 6.1, including regarding attorney-client privilege or other privilege or trade secret protection or the work product doctrine; provided, further, that the Company shall not compromise or settle, or agree to compromise or settle, any shareholder Action arising or resulting from the Transactions without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed).

Section 6.11     Trustee/Manager Resignations.At or prior to the Closing, the Company shall deliver to Parent written resignations reasonably satisfactory to Parent executed by (i) each trustee of the Company in office immediately prior to the Company Merger Effective Time, and (ii) each of the managers of Hersha Holding RC Owner, LLC and Hersha Holding RC Lessee, LLC, in each case, with such resignations to be effective as of the Company Merger Effective Time.

Section 6.12     Tax Matters.

(a)        The Company shall use its reasonable best efforts to (i) obtain the opinion of counsel referred to in Section 7.2(c), and (ii) deliver to Company REIT Counsel a tax representation letter, dated as of the Closing Date in form and substance reasonably satisfactory to Company REIT Counsel and Parent, which approval shall not be unreasonably withheld, conditioned or delayed, and signed by an officer of the Company and the Company Operating Partnership, containing representations of the Company and the Company Operating Partnership reasonably necessary or appropriate to enable Company REIT Counsel to render the tax opinion described in Section 7.2(c).

(b)         Parent and the Company shall reasonably cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp Taxes, any transfer, recording, registration and other fees and any similar Taxes that become payable in connection with this Agreement or the Transactions (together with any related interest, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes.

(c)       Notwithstanding anything to the contrary herein, the Company shall use commercially reasonable efforts to cause the Company Operating Partnership and any Company Subsidiary that is or was treated as a partnership for U.S. federal income tax purposes to make a “push-out” election under Section 6226 of the Code for all taxable periods (or portions thereof) prior to the Closing with respect to such entity in the event of an income Tax audit of such entity that results in an adjustment, but only to the extent such entity is legally entitled to make such election for such periods.

Section 6.13    Dividends. From and after the date of this Agreement until the earlier of the Company Merger Effective Time and termination of this Agreement pursuant to Section 8.1, the Company and the Company Operating Partnership shall not make, declare, set a record date for or set aside any dividend or other distribution to its shareholders or equityholders without the prior written consent of Parent; provided, however, that the written consent of Parent shall not be required for the authorization and payment of the Company Permitted Dividend. Notwithstanding the foregoing and any other restriction on dividends and other distributions in this Agreement, including the restrictions set forth in Section 5.1(b)(iii), each of the Company and any Company Subsidiary shall be permitted (without the consent of Parent) to declare and make dividends and other distributions, including under Sections 858 or 860 of the Code, prior to the Closing if and only if the making of such dividends or distributions prior to the Closing is necessary for the Company to maintain its status as a REIT under the Code or applicable state Law and avoid the imposition of any entity level income or excise Tax under the Code or applicable state Law. Notwithstanding anything to the contrary in this Agreement, the Per Company Share Merger Consideration shall be decreased by an amount equal to the per share amount of any dividend or distribution declared or paid by the Company or the Company Operating Partnership, without duplication (other than the Company Permitted Dividend or any distribution declared or paid by the Company Operating Partnership to the Company). If the Company determines that it is necessary or advisable to declare a dividend or other distribution (whether a Company Permitted Dividend or otherwise), it shall notify Parent as soon as reasonably practicable prior to such declaration, which notice shall include all material facts and details related thereto.

Section 6.14     Satisfaction of Indebtedness. Prior to the Closing Date, upon the written request of Parent to be delivered no later than five Business Days prior to the Closing Date, the Company shall, and shall cause the Company Subsidiaries to, request, obtain and deliver to Parent pay-off letters (the “Pay-Off Letters”) from the administrative agents or the lenders under any Existing Company Debt identified by Parent (the “Funded Indebtedness”), in the agents’ or the lenders’ customary forms and in form and substance reasonably acceptable to the Parent Parties; provided, however, that the Company shall not be required to obtain any Pay-Off Letters that are not conditioned on, and subject to, the occurrence of the Closing. The Company shall, and shall cause the Company Subsidiaries to deliver to Parent substantially final drafts of the Pay-Off Letters at least three (3) Business Days prior to the Closing Date.

Section 6.15      Financing.

(a)         Parent shall use reasonable best efforts to take, or cause to be taken as promptly as practicable after the date hereof, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and consummate the Financing on the terms and conditions described in or contemplated by the Financing Commitments (including complying with any request requiring the exercise of so-called “market flex” provisions in the fee letter), including using reasonable best efforts to (A) comply with and maintain in full force and effect the Financing Commitments, (B) negotiate and execute definitive agreements with respect to the Debt Financing on the terms contained in the Debt Financing Commitments (including any “market flex” provisions applicable thereto) or on terms that are substantially comparable or no less favorable, in the aggregate, to Parent than the terms contained in the Debt Financing Commitments (including any “market flex” provisions applicable thereto) (such definitive agreements, the “Definitive Financing Agreements”), (C) satisfy on a timely basis (or obtain the waiver of) all conditions to the initial funding of the Financing applicable to Parent in the Financing Commitments and such Definitive Financing Agreements that are to be satisfied by Parent and to consummate the Financing at or prior to the Closing, (D) enforce its rights against the other parties to the Financing Commitments and the Definitive Financing Agreements, including to require such Persons to fund such Financing on or prior to the Closing and (E) if the conditions to Parent’s obligations to consummate the Closing hereunder have been satisfied (other than any conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction of such conditions at the Closing), consummate the Financing on or prior to the Closing in accordance with the terms of the Financing Commitments in an amount sufficient to satisfy the Financing Uses. Parent shall obtain the Equity Financing contemplated by the Equity Commitment Letter upon satisfaction or waiver of the conditions to Closing in Section 7.1 and Section 7.2 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing). Parent shall keep the Company informed on a reasonably current basis in reasonable detail of any material developments concerning the status of its efforts to arrange and obtain the Debt Financing.

(b)         In the event that (1) any portion of the Debt Financing would be more likely than not (as reasonably determined by Parent) to become unavailable, Parent shall promptly notify the Company, or (2) any portion of the Debt Financing becomes unavailable on the terms and conditions (including any “market flex” provisions applicable thereto) contemplated in the Debt Financing Commitments, Parent shall promptly notify the Company and, if such portion of the Debt Financing is necessary to fund the Financing Uses, shall use reasonable best efforts and as promptly as practicable after the occurrence of such event, to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain alternative financing from the same or alternative sources in an amount sufficient, when added to the portion of the Financing that is and remains available to Parent, to consummate the Transactions and to pay all Financing Uses (“Alternative Debt Financing”) and to obtain and provide the Company with a copy of the new financing commitment that provides for such Alternative Debt Financing (including all exhibits, schedules, and annexes thereto, and the executed fee letter associated therewith redacted in a manner as described above, in each case as amended, modified, supplemented or replaced in accordance with the terms of this Agreement, collectively, “Alternative Debt Financing Commitment Letter”), which Alternative Debt Financing Commitment Letter will not include terms (including any “market flex” provisions applicable thereto) and conditions that would reasonably be expected to (i) expand on, or add to, the conditions to the funding of the Debt Financing at Closing set forth in the Debt Financing Commitments in effect on the date of this Agreement, (ii) reduce the aggregate amount of the Debt Financing available to be funded at the Closing to an amount, when taken together with any other committed funds available to Parent (as evidenced by Financing Commitments then valid and in effect and not subject to any ongoing default or breach), less than the amount necessary to fund the Financing Uses or (iii) prevent, impede, or materially delay the consummation of the Transactions. As applicable, in the event any Alternative Debt Financing is obtained in accordance with this Section 6.15(b), references in this Agreement (other than with respect to representations in this Agreement made by Parent that speak as of the date hereof) (A) to Financing or Debt Financing shall include Alternative Debt Financing, (B) to Financing Commitments or Debt Financing Commitments shall include the Alternative Debt Financing Commitment Letter and (C) to Definitive Financing Agreements shall include the definitive documents relating to any such Alternative Debt Financing. Parent shall promptly deliver to the Company true and complete copies of all Alternative Debt Financing Commitment Letters pursuant to which any such alternative source shall have committed to provide Parent with any portion of the Financing necessary to fund the Financing Uses.

(c)         Without limiting the generality of Section 6.15(b), Parent shall promptly notify the Company in writing of the occurrence of any of the following: (i) termination, withdrawal, repudiation, rescission, cancellation or expiration of any Financing Commitment or Definitive Financing Agreement, (ii) any actual breach or default under any Financing Commitment or Definitive Financing Agreement by any party to such Financing Commitment or Definitive Financing Agreement that would (or would reasonably be expected to) (A) result in the failure to satisfy (or delay (other than a de minimis delay), hinder or impair the satisfaction of) any condition precedent to the initial funding of the Financing at Closing or (B) give rise to a right on the part of the relevant Debt Financing Sources to terminate any of their obligations to provide the full amount of the applicable Financing under the applicable Financing Commitments, or (iii) receipt by any of Parent or any of its Affiliates or Representatives of any written notice or other written communication from any Debt Financing Source that alleges, threatens or otherwise references the existence of any of the foregoing items referred to in subclauses (i) and (ii) above. Parent shall promptly provide to the Company and its Representatives any and all information reasonably requested in writing by the Company relating to any of the circumstances referred to in this Section 6.15(c).

(d)         Parent shall not permit or consent to or agree to any amendment, restatement, replacement, supplement, termination, reduction or other modification or waiver of any condition, provision or remedy under, the Equity Commitment Letter (other than to increase the amount of Equity Financing available thereunder), the Debt Financing Commitments or the Definitive Financing Agreements, in each case, if such amendment, restatement, supplement, termination, reduction, modification or waiver would reasonably be expected to (A) impose new or additional conditions precedent to the initial funding of the Debt Financing or would otherwise change, amend, modify or expand any of the conditions precedent to the initial funding of the Debt Financing, in any such case, from those set forth in the Debt Financing Commitments on the date of this Agreement, (B) prevent, impede or materially impair or delay the consummation of the Transactions, (C) solely with respect to the Debt Financing Commitments or the Definitive Financing Agreements, reduce the aggregate cash amount of the Financing (including by changing the amount of fees to be paid or original issue discount of the Debt Financing (except as set forth in any “market flex” provisions existing on the date of this Agreement)) to an amount less than the amount necessary to fund the Financing Uses) or (D) otherwise adversely affect the ability of the Company or Parent to enforce their rights under the Financing Commitments or to consummate the Transactions, including by making the funding of the Financing less likely to occur; provided, however, for the avoidance of doubt, Parent may amend, replace, supplement and/or modify the Debt Financing Commitments solely to add lenders, lead arrangers, bookrunners, syndication agents or similar entities as parties thereto who had not executed the Debt Financing Commitments as of the date hereof. Parent shall furnish to the Company a copy of any amendment, restatement, replacement, supplement, modification, waiver or consent of or relating to the Financing Commitments or the Definitive Financing Agreements promptly upon execution thereof. Parent shall use its reasonable best efforts to maintain the effectiveness of the Financing Commitments until the Transactions are consummated. For purposes of this Agreement (other than with respect to representations in this Agreement made by Parent that speak as of the date hereof), references to the “Debt Financing Commitments” shall include such document as permitted or required by this Section 6.15(d) to be amended, restated, replaced, supplemented or otherwise modified or waived, in each case from and after such amendment, restatement, replacement, supplement or other modification or waiver.

(e)          Prior to the Closing Date, the Company agrees to, and shall cause the Company Subsidiaries to, use reasonable best efforts to provide, and shall use reasonable best efforts to cause its Representatives to provide such cooperation as is necessary or reasonably requested by Parent for financings of the type contemplated in connection with the arrangement of the Debt Financing contemplated by the Debt Financing Commitments, including, without limitation, using commercially reasonable efforts to:

(i)         upon reasonable prior notice, cause members of senior management or other appropriate officers of the Company and the Company Subsidiaries to participate in a reasonable number of meetings and presentations with prospective lenders, and sessions with the ratings agencies contemplated by the Debt Financing Commitments, in each case in connection with the Debt Financing at reasonable times and locations mutually agreed (which meetings may be virtual);

(ii)          cause members of senior management or other appropriate officers of the Company and the Company Subsidiaries to reasonably assist Parent in the preparation of (A) customary offering documents, private placement memoranda, prospectuses, bank information memoranda and related lender presentations, (B) materials for rating agency presentations and (C) other similar documents customary in connection with the Debt Financing;

(iii)         promptly provide and execute all documentation with respect to the Company as shall have been reasonably requested by Parent in connection with the Debt Financing (other than the KYC Certifications, which shall be governed by Section 6.17) (provided, that (x) neither the Company nor any of its Subsidiaries shall be required to enter into any agreement related to the Debt Financing that is not effective as of or immediately prior to or conditioned on the occurrence of the Closing (other than KYC Certifications, which shall be governed by Section 6.17) and (y) no liability shall be imposed on the Company or any of its Subsidiaries prior to Closing (provided that, if the Closing occurs, liability could arise from delivery of the KYC Certifications pursuant to Section 6.17 prior to the Closing) and no liability shall be imposed on any of their respective officers, trustees, directors or employees );

(iv)           furnish to Parent (for delivery to the Debt Financing Sources) such financial, statistical and other pertinent information (but not projections or other forward looking information) relating to the Company and the Company Subsidiaries and the Company Real Property (including any 2023 reforecast and budgets for 2024 being prepared in the ordinary course of business of the Company and the Company Subsidiaries) as may be reasonably requested by Parent, so long as such information is within the Company’s and the Company Subsidiaries’ control and is reasonably available thereto or is prepared by or for the Company or the Company Subsidiaries in the ordinary course of business;

(v)           as may be reasonably requested by Parent, following the obtainment of the Company Shareholder Approval, (i) form new direct or indirect Company Subsidiaries pursuant to documentation reasonably satisfactory to Parent and the Company, and (ii) provided such actions would not adversely affect the Tax status of the Company or Company Subsidiaries or cause the Company or its Subsidiaries or any of the equityholders of the Company or the Company Operating Partnership to be subject to additional Taxes that are not indemnified by Parent other than the Taxes that would be imposed on such party in connection with the consummation of this Agreement in the absence of such action taken pursuant to this Section 6.15(e)(v), transfer or otherwise restructure its ownership of existing Company Subsidiaries, properties or other assets, in each case, (x) pursuant to documentation reasonably satisfactory to Parent and the Company and (y) provided that (A) neither the Company nor any Company Subsidiary shall be required to take any action in contravention of (1) any Joint Venture Agreement or any other organizational documents of the Company or any Company Subsidiary, (2) any Company Material Contract, or (3) applicable Law, (B) with respect to clause (ii) only, the taking of such actions by the Company or any Company Subsidiary shall occur immediately prior to or substantially concurrent with, or otherwise contingent upon, the Closing, and (C) such actions (or the failure to take such actions) shall not affect or modify in any respect the obligations of the Parent Parties under this Agreement. Without limiting the foregoing, none of the representations, warranties or covenants of the Company or any Company Subsidiary shall be deemed to apply to, or be deemed to be breached or violated by, the actions contemplated by this Section 6.15(e)(v);

(vi)           [reserved];

(vii)          to the extent reasonably requested by Parent on behalf of the Debt Financing Sources, using commercially reasonably efforts to obtain (i) estoppels certificates and/or SNDAs from tenants, lenders, managers, franchisors, ground lessors and counterparties to REAs, condominium documents and other material real property documents, and (ii) comfort letters from franchisors, in each case in respect of the Company Real Properties and in form and substance customary for documentation of this type;

(viii)         to the extent reasonably requested by Parent on behalf of the Debt Financing Sources, subject to Section 6.1, permit Parent and its Representatives reasonably timely and customary access, upon reasonable advance notice, to conduct appraisal and environmental and engineering inspections of each Company Real Property (in the case of leased or ground leased locations, subject to obtaining required third party consents with respect thereto (which the Company shall use commercially reasonable efforts to obtain)) (provided, however, that (A) neither Parent nor its Representative shall have the right, without the Company’s prior written consent (not to be unreasonably withheld, conditioned or delayed), to take and analyze any samples of any environmental media (including soil, groundwater, surface water, air or sediment) or any building material or to perform any invasive testing procedure on any such property; provided, that the Company shall not withhold, condition or delay its consent to the extent such testing or analysis (x) is reasonably required by the Debt Financing Sources in connection with the findings of any Phase I environmental site assessment conducted in connection with the Debt Financing and (y) is conducted in a manner that complies with all applicable Law, (B) Parent shall schedule and coordinate all inspections with the Company in accordance with Section 6.1, (C) the Company shall be entitled to have Representatives present at all times during any such inspection, and (D) all such inspections shall be done in accordance with the terms of the Ground Leases, Franchise Agreements and Management Agreements);

(ix)           to the extent reasonably requested by Parent on behalf of the Debt Financing Sources, cooperate with obtaining customary title insurance with respect to each Company Real Property, in each case as reasonably requested by Parent (including, without limitation, providing any corrective title documents, customary affidavits, releases and terminations);

(x)             [reserved];

(xi)          to the extent reasonably requested by Parent on behalf of the Debt Financing Sources, provide customary authorization letters authorizing the distribution of pertinent financial information relating to the Company, its Subsidiaries and their respective assets to such Debt Financing Sources in connection with the Debt Financing;

(xii)         reasonably facilitate the granting and perfection of security interests in collateral for the Debt Financing (including delivering any possessory collateral and such other documents and certificates as Parent may reasonably request in connection with the Debt Financing), including using commercially reasonable efforts to obtain any consents required to guarantee, mortgage, pledge or grant security interests in any assets of the Company or its Subsidiaries (provided that (A) none of the documents or certificates shall be executed and/or delivered except in connection with the Closing, (B) the effectiveness thereof shall be conditioned upon, or become operative after, the occurrence of the Closing and (C) no liability shall be imposed on the Company or any of the Company Subsidiaries prior to Closing and no liability shall be imposed on any of their respective officers, trustees, directors or employees); and

(xiii)       cooperate in connection with the repayment or defeasance of any existing Indebtedness of the Company or any Company Subsidiary requested by Parent either (x) that is contemplated by the terms of this Agreement to be extinguished and paid in full on or immediately prior to the Closing or (y) that will be effective as of Closing and release, discharge and termination of the related Liens, including (i) delivering such payoff letters in accordance with Section 6.14, (ii) delivering any UCC authorizations or other release and termination of the related Liens, and termination, defeasance or similar notices, each in form and substance reasonably satisfactory and as reasonably requested by Parent pursuant to Section 6.14 and (ii) requesting that the lenders under such existing Indebtedness assign the mortgages or other security instruments securing the existing Indebtedness to the Debt Financing Sources in a customary manner.

(f)        Notwithstanding anything herein to the contrary, (i) such requested cooperation pursuant to Section 6.15(e) or Section 6.18 shall not unreasonably disrupt or interfere with the day-to-day business or the operations of the Company or its Subsidiaries, (ii) nothing in Section 6.15(e) or Section 6.18 shall require cooperation to the extent that it would (A) subject any of the Company’s or the Company Subsidiaries’ respective trustees, directors, managers, officers, employees or Representatives to any actual or potential personal liability, (B) reasonably be expected to conflict with, or violate, the Company’s and/or any of its Subsidiaries’ organizational documents or any Law, or result in the contravention of, or violation or breach of, or default under, any Company Material Contract to which the Company or any the Company Subsidiaries is a party, (C) cause any condition to the Closing set forth in Section 7.1, Section 7.2 or Section 7.3 to not be satisfied or (D) cause any breach of this Agreement or any Transaction Document (unless such breach is waived by Parent), (iii) neither the Company nor any Company Subsidiaries shall be required to (1) pay any commitment or other similar fee (except those fees for which the Parent advances the funds to the Company or pays directly) or incur or assume any liability or other obligation prior to the Closing in connection with the financings contemplated by the Financing Commitments, the Definitive Financing Agreements, the repayment of the Funded Indebtedness or the Financing or be required to take any action prior to the Closing that would subject it to actual or potential liability, to bear any cost or expense or to make any other payment (except those liabilities which are subject to indemnification from Parent and those costs, expenses and payments for which the Parent advances funds to the Company or pays directly) or agree to provide any indemnity which is not contingent upon the Closing or would be effective at any time prior to the Closing in connection with the Financing Commitments, the Definitive Financing Agreements, the repayment of the Funded Indebtedness, the Financing or any information utilized in connection therewith, (2) deliver or obtain opinions of internal or external counsel, (3) provide access to or disclose information where the Company in good faith determines that such access or disclosure would reasonably be expected to result in a loss of the attorney-client privilege or contravene any Law or result in a breach or default under any Company Material Contract (provided, that the Company shall use commercially reasonable efforts to allow the disclosure of such information (or as much of it as reasonably possible) in a manner that does not result in a loss of the attorney-client (or other legal) privilege or result in such contravention), (4) waive or amend any terms of this Agreement or any other Company Material Contract to which the Company or the Company Subsidiaries are party, (5) prepare separate financial statements for any Subsidiary of the Company, any pro forma financial statements or financial projections or any other financial statements or information, in each case, which is not otherwise prepared by the Company in the ordinary course of its business, (6) change any fiscal period or (7) file or furnish, prior to the Company Merger Effective Time, any reports or information with the SEC in connection with or as a result of the Financing (including as a result of the inclusion of any material, non-public information of or relating to the Company and the Company Subsidiaries in any offering document or marketing materials relating to the Financing) and (iv) other than KYC Certifications, none of the Company or any of the Company Subsidiaries or their respective trustees, directors, managers, officers or employees, acting in such capacity, shall be required to execute, deliver or enter into or perform any agreement, document or instrument which is not contingent upon the Closing or would be effective at any time prior to the Closing, including any Definitive Financing Agreement, with respect to the Financing or the repayment of the Funded Indebtedness or adopt any resolutions or take any other actions approving the agreements, documents and instruments pursuant to which the Financing is obtained, including any Definitive Financing Agreement, unless such resolutions are contingent upon the occurrence of, or only effective as of, the Company Merger Effective Time. For the avoidance of doubt, the Parties hereto acknowledge and agree that the provisions contained in this Section 6.15 represent the sole obligation of the Company and the Company Subsidiaries with respect to cooperation in connection with the Financing. Notwithstanding anything to the contrary in this Agreement, the Company, the Company Subsidiaries and their respective Representatives shall be deemed to have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by it under this Section 6.15 and Section 6.18, and any breach by the Company, the Company Subsidiaries or their respective Representatives of any of the covenants required to be performed by it under this Section 6.15 or Section 6.18 shall not be considered in determining the satisfaction of any condition to Closing set forth in this Agreement, including the condition to Closing set forth in Section 7.2(b) nor in determining the entitlement of any Party to terminate this Agreement pursuant to Section 8.1, nor the cause thereof, nor entitle any Parent Party to damages under this Agreement, unless (i) such breach is a willful and material breach of the covenants contained in this Section 6.15 or Section 6.18, (ii) with respect to a breach of this Section 6.15, such breach is the primary cause of Parent being unable to obtain the proceeds of the Financing at Closing and (iii) unless and until (x) Parent provides written notice (the “Non-Cooperation Notice”) to the Company of any alleged failure to comply, or action or failure to act which could be believed to be a breach of Section 6.15(e) or Section 6.18, as applicable, (y) Parent includes in such Non-Cooperation Notice reasonable detail regarding the cooperation required to cure such alleged failure (which shall not require the Company, the Company Subsidiaries or its or their respective Representatives to provide any cooperation not otherwise required by Sections 6.15(e) or Section 6.18, as applicable), and (z) the Company and the Company Subsidiaries fail to take the actions specified in such Non-Cooperation Notice within seven (7) Business Days following Parent’s delivery of such Non-Cooperation Notice.

(g)        Parent (i) shall promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses (including (A) reasonable and documented outside attorneys’ fees and (B) fees and expenses of the Company’s accounting firms engaged to assist in connection with the Financing or the repayment of the Funded Indebtedness (including participating in any meetings)) to the extent incurred by the Company or any of the Company Subsidiaries in connection with the cooperation of the Company and the Company Subsidiaries contemplated by this Section 6.15, (ii) acknowledges and agrees that, the Company and its Representatives shall not have any responsibility for, or incur any liability to any Person prior to the Company Merger Effective Time under any arrangement with respect to the Debt Financing that Parent may request in connection with the Transactions (provided that, if the Closing occurs, liability could arise from the delivery of the KYC Certifications pursuant to Section 6.17 prior to the Closing) and (iii) shall indemnify and hold harmless the Company and the Company Subsidiaries and their respective trustees, directors, officers, employees, accountants, consultants, legal counsel, agents, investment bankers and other Representatives from and against any and all out-of-pocket liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the Debt Financing and the arrangement thereof and the performance of their respective obligations under this Section 6.15 (including any action taken in accordance with this Section 6.15) and any information utilized in connection therewith, except to the extent such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments or penalties (i) arise out of false or materially misleading historical financial information related to the Company or its Subsidiaries provided by or on behalf of the Company or its Subsidiaries specifically in connection with their obligations pursuant to Section 6.15, (ii) finally determined by a court of competent jurisdiction to result from the willful misconduct, gross negligence, fraud or bad faith of the Company or the Company Subsidiaries or (iii) arose or resulted from the breach of this Agreement by the Company, the Company Subsidiaries and/or any of its or their respective Affiliates or Representatives.

(h)         All non-public or otherwise confidential information regarding the Company or the Company Subsidiaries obtained by Parent or any of its Representatives pursuant to this Section 6.15 shall be kept confidential in accordance with the Confidentiality Agreement.

(i)         For the avoidance of doubt, the Parties hereto acknowledge and agree that the provisions contained in this Section 6.15 represent the sole obligation of the Company, the Company Subsidiaries, and their Affiliates and their respective Representatives with respect to cooperation in connection with the arrangement of the Financing and no other provision of this Agreement (including the Exhibits and Schedules hereto) shall be deemed to expand or modify such obligations.

(j)         Notwithstanding anything to the contrary contained in this Agreement, compliance by Parent with this Section 6.15 shall not relieve Parent of its obligations to consummate the Transactions whether or not the Debt Financing (or any Alternative Debt Financing) is available (subject to the satisfaction or waiver of the conditions precedent to the Closing in Section 7.1 and Section 7.2).

(k)         The Company hereby consents to the use of the Company’s logos in connection with the Debt Financing; provided, that such logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage the Company’s reputation or goodwill.

Section 6.16     Stock Exchange Delisting; Deregistration. Prior to the Company Merger Effective Time, the Company shall cooperate with Parent and shall use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Law and rules and policies of the NYSE to cause the delisting of the Company and of the Company Common Shares and Company Preferred Shares from the NYSE as promptly as practicable after the Company Merger Effective Time and the deregistration of the Company Common Shares and Company Preferred Shares under the Exchange Act as promptly as practicable after such delisting.

Section 6.17    KYC Certifications. Prior to the Closing Date, the Company agrees to at least fifteen (15) Business Days prior to the Closing Date, provide and execute such documentation and information required by regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations in connection with the Debt Financing and that are required by Section 10 of Schedule B of the term sheet attached as Exhibit A to the Debt Financing Commitment (“KYC Certifications”).

Section 6.18     Certain Cooperation. The Company and its Subsidiaries shall use commercially reasonable efforts to cooperate with Parent, at Parent’s request and sole expense, to, with respect to the Disposition Properties (as defined on Section 5.1 of the Company Disclosure Letter), but that are not actually sold before the Closing, (a) sell such properties, or sell a Company Subsidiary directly or indirectly holding such property, in each case, subject to any purchase and sale contract entered into with respect to the applicable Disposition Properties in accordance with the terms and provisions of this Agreement, to Parent or an Affiliate of Parent immediately prior to the Closing pursuant to documentation reasonably satisfactory to Parent and the Company or (b) subject to the next sentence of this Section 6.18, cause a Company Subsidiary directly or indirectly holding such property to elect to be classified as a corporation for U.S. federal income tax purposes effective as of the day before the Closing Date. In connection with any such election pursuant to clause (b), the Company shall prepare a properly completed IRS Form 8832 electing for such Subsidiary to be classified as a corporation for U.S. federal income tax purposes effective as of the day before the Closing Date, shall deliver a draft of such election to Parent at least five (5) Business Days before the Closing, shall revise such draft IRS Form 8832 in accordance with Parent’s reasonable comments, and on or prior to the Closing Date, the Company shall provide to Parent such IRS Form 8832, properly executed, which Parent shall properly file with the United States Internal Revenue Service no earlier than the Closing. The Company and its Subsidiaries shall be required to use such commercially reasonable efforts to cooperate with Parent and to perform the actions contemplated by this Section 6.18 solely to the extent and only so long as (i) any such actions do not have an adverse effect on the Company or any Company Subsidiary, including any adverse effect on the consummation of the Mergers in accordance with the terms of this Agreement, (ii) such actions would not cause the Company or its Subsidiaries or any of the equityholders of the Company or the Company Operating Partnership immediately prior to the Closing to be subject to additional Taxes (other than the Taxes that would be imposed on such party in connection with the consummation of this Agreement in the absence of such action taken pursuant to this Section 6.18) that are not indemnified by Parent, (iii) such actions are not in contravention of (A) any Joint Venture Agreement or any organizational document of the Company or such Company Subsidiary, (B) any provision of this Agreement, (C) any Company Material Contract to which the Company or such Subsidiary is a party, or (D) applicable Law, (iii) such actions (or the inability to complete such actions) shall not affect or modify in any respect the obligations of the Parent Parties under this Agreement, including the amount of or timing of payment of the Merger Consideration, the Preferred Merger Consideration, the OP Merger Consideration or any other amounts required to be paid pursuant to Article II, (iv) neither the Company nor any Company Subsidiary shall be required to take any such action that could adversely affect the classification of the Company as a REIT, and (v) except as agreed by Parent and the Company, any such changes, and any actions or transactions related thereto, shall be implemented and effective immediately prior to or concurrent with the Closing or otherwise contingent upon, the Closing. Without limiting the foregoing, none of the representations, warranties or covenants of the Company or any of its Subsidiaries shall be deemed to apply to, or be deemed to be breached or violated by, the actions or cooperation contemplated by this Section 6.18. The reimbursement and indemnification provisions of Section 6.15(g) shall apply to the actions of the Company and Company Subsidiaries pursuant to this provision.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGERS

Section 7.1      Conditions to Each Party’s Obligations to Effect the Mergers. The respective obligations of each Party to effect the Mergers shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by the written agreement of the Parties on or prior to the Closing Date, in each case, to the extent permitted by applicable Law:

(a)         Company Shareholder Approval. The Company Shareholder Approval shall have been duly obtained in accordance with applicable Law and the Company Governing Documents.

(b)         Statutes; Court Orders. No Law shall have been enacted or promulgated by any Governmental Entity of competent jurisdiction (whether temporary, preliminary or permanent) which prohibits, restrains, enjoins or makes illegal the consummation of the Mergers and there shall be no Order (whether temporary, preliminary or permanent) of a court of competent jurisdiction in effect preventing, restraining or enjoining the consummation of the Mergers.

Section 7.2       Conditions to Obligations of Parent. The obligations of the Parent Parties to effect the Mergers are also subject to the satisfaction or, to the extent permitted by applicable Law, waiver (in writing) by Parent on or prior to the Closing Date of each of the following additional conditions:

(a)          Representations and Warranties. (i) The representations and warranties of the Company set forth in the first three sentences of Section 3.1(a) (solely as it relates to the Company and/or the Company Operating Partnership), Section 3.3, Section 3.23 and Section 3.25 shall be true and correct in all material respects, at and as of the Closing, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (ii) the representations and warranties of the Company set forth in Section 3.8(a) shall be true and correct in all respects at and as of the Closing, solely with respect to the period set forth therein as if made at the Closing; (iii) the representations and warranties of the Company set forth in Section 3.2(a) and the first, second, third, fifth, sixth, eighth and ninth sentences of Section 3.2(b) shall be true and correct in all respects at and as of the Closing, as if made at and as of such time, except with respect to this clause (iii) only where the failure of such representations and warranties to be true and correct that, in the aggregate, would not result in more than a de minimis effect (including more than a de minimis increase in the aggregate consideration payable by Parent pursuant to Article II); and (iv) the other representations and warranties of the Company set forth in Article III shall be true and correct (without giving effect to any materiality or Company Material Adverse Effect or similar qualifications set forth therein) at and as of the Closing, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except with respect to this clause (iv) only where the failure of such representations and warranties to be so true and correct (without giving effect to any materiality or Company Material Adverse Effect or similar qualifications set forth therein) would not have and has not had, individually or in the aggregate, a Company Material Adverse Effect.

(b)        Performance of Obligations of the Company. Each of the Company and the Company Operating Partnership shall have performed or complied with, in all material respects, all obligations and covenants required to be performed or complied with by it under this Agreement at or prior to the Company Merger Effective Time (subject to the last sentence of Section 6.15(f)).

(c)         REIT Opinion. Parent shall have received a written opinion of Hunton Andrews Kurth LLP (or such other nationally recognized REIT counsel as may be reasonably acceptable to Parent and the Company) (“Company REIT Counsel”), dated as of the Closing Date and in form and substance as set forth in Exhibit A attached hereto and with such changes as are mutually agreeable to Parent and the Company, such agreement not to be unreasonably withheld, conditioned or delayed, to the effect that, commencing with the Company’s taxable year that ended on December 31, 2014 through and including its taxable year that ends on the Company Merger Effective Time, the Company has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code, which opinion will be subject to customary exceptions, assumptions and qualifications and based on representations contained in a tax representation letter described in Section 6.12(a).

(d)         No Company Material Adverse Effect. From the date of this Agreement through the Closing Date, there has not been any event, change, condition, occurrence, effect or development that would have or has had, a Company Material Adverse Effect.

(e)         Company Closing Certificate. The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or another executive officer, certifying to the effect that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(d) have been satisfied.

Section 7.3       Conditions to Obligations of the Company. The obligations of the Company to effect the Mergers are also subject to the satisfaction or, to the extent permitted by applicable Law, waiver (in writing) by the Company on or prior to the Closing Date of each of the following additional conditions:

(a)         Representations and Warranties. (i) The representations and warranties of the Parent Parties set forth in first sentence of Section 4.1(a), Section 4.2, and Section 4.8 shall be true and correct in all material respects, at and as of the Closing, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (ii) the representations and warranties of the Parent Parties set forth in Article IV that are qualified by a “Parent Material Adverse Effect” qualification shall be true and correct in all respects as so qualified at and as of the Closing, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (iii) the other representations and warranties of the Parent Parties set forth in Article IV shall be true and correct at and as of the Closing, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except with respect to this clause (iii) only where the failure of such representations and warranties to be so true and correct (without giving effect to any materiality or Parent Material Adverse Effect or similar qualifications set forth therein) would not have and has not had, individually or in the aggregate, a Parent Material Adverse Effect.

(b)         Performance of Obligations of Parent. Parent shall have performed or complied with in all material respects all obligations and covenants required to be performed or complied with by it under this Agreement at or prior to the Company Merger Effective Time.

(c)         Parent Closing Certificate. Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

ARTICLE VIII

TERMINATION

Section 8.1       Termination. This Agreement may be terminated and the Mergers and the other Transactions may be abandoned at any time prior to the Company Merger Effective Time (except as otherwise provided below, whether before or after receipt of the Company Shareholder Approval, if applicable) as follows:

(a)          by mutual written consent of Parent and the Company;

(b)

(i)             by Parent if the Company or the Company Operating Partnership shall have breached or failed to perform or comply with in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform or comply (A) would result in a failure of a condition set forth in Section 7.1 or Section 7.2 and (B) cannot be cured by the End Date or, if curable, is not cured by the earlier of (x) 30 days following Parent’s delivery of written notice to the Company stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(b)(i) and the basis for such termination or (y) five Business Days before the End Date; provided, that Parent shall not have a right to terminate this Agreement pursuant to this Section 8.1(b)(i) if any Parent Party is then in material breach of any representation, warranty, agreement or covenant contained in this Agreement such that the conditions set forth in Section 7.1 or Section 7.3 would not be satisfied; or

(ii)            by the Company if any Parent Party shall have breached or failed to perform or comply with in any material respect any of their representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform or comply (A) would result in a failure of a condition set forth in Section 7.1 or Section 7.3 and (B) cannot be cured by the End Date or, if curable, is not cured by the earlier of (x) 30 days following the Company’s delivery of written notice to Parent stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(b)(ii) and the basis for such termination or (y) five Business Days before the End Date; provided, that the Company shall not have a right to terminate this Agreement pursuant to this Section 8.1(b)(ii) if the Company or the Company Operating Partnership is then in material breach of any representation, warranty, agreement or covenant contained in this Agreement such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied;

(c)          by either Parent or the Company, if the Company Merger Effective Time shall not have occurred on or before 5:00 p.m. Eastern Time on February 27, 2024 (the “End Date”); provided, however, that the Party seeking to terminate this Agreement pursuant to this Section 8.1(c) shall not have breached or failed to perform or comply with in any material respect its obligations under this Agreement in any manner that has been the primary cause of or primarily resulted in the failure to consummate the Mergers on or before such date (and, in the case of Parent, including the failure of the other Parent Parties and, in the case of the Company, including the failure of the Company Operating Partnership);

(d)          by Parent (A) at any time prior to the receipt of the Company Shareholder Approval, if the Company Board of Trustees or the Company Transaction Committee shall have effected a Company Change of Recommendation, (B) at any time prior to the receipt of the Company Shareholder Approval, the Company Board of Trustees shall have failed to publicly reaffirm the Company Board Recommendation within 10 Business Days following the date that a Company Alternative Proposal shall have been first publicly announced and Parent has requested in writing that the Company reaffirm the Company Board Recommendation (or if the Company Shareholder Meeting is scheduled to be held within 10 Business Days after the date a Company Alternative Proposal shall have been publicly announced, as promptly as is reasonably practicable) or (C) the Company enters into an Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement entered into in compliance with Section 5.2);

(e)          by the Company prior to receipt of the Company Shareholder Approval, if the Company Board of Trustees (or a committee thereof) shall have effected a Company Change of Recommendation in respect of a Company Superior Proposal in accordance with the terms and conditions of Section 5.2; provided, however, that this Agreement may not be so terminated unless concurrently with the occurrence of such termination the payment required by Section 8.2(b) is made in full to Parent and the definitive agreement relating to the Company Superior Proposal is entered into by the Company, and in the event that such definitive agreement is not concurrently entered into and/or such payment is not concurrently made, such termination shall be null and void;

(f)       by either the Company or Parent if any court or other Governmental Entity of competent jurisdiction shall have issued a final, non-appealable Order in each case permanently enjoining or otherwise prohibiting the consummation of the Mergers; provided, however, that the Party seeking to terminate this Agreement pursuant to this Section 8.1(f) shall not have otherwise breached or failed to perform or comply with in any material respect its obligations under this Agreement in any manner that has been the primary cause of or primarily resulted in such Order (and, in the case of Parent, including the failure of the other Parent Parties and, in the case of the Company, including the failure of the Company Operating Partnership);

(g)          by either the Company or Parent, if the Company Shareholder Meeting (including any adjournments or postponements thereof) shall have been held and been concluded and the Company Shareholder Approval shall not have been obtained; or

(h)         by the Company, if (i) the conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their nature are to be satisfied at the Closing, which conditions are capable at the time of termination of being satisfied if the Closing were to occur at such time) have been satisfied or (to the extent permissible under applicable Law) waived in accordance with this Agreement, (ii) on or after the date on which the Closing should have occurred pursuant to Section 1.3, the Company has irrevocably notified Parent in writing that the Company is ready and willing to consummate the Mergers and ready, willing and able to take all action within its control to consummate the Mergers, (iii) Parent fails to consummate the Mergers within one Business Day of the date of delivery of such notice and (iv) during such one Business Day period described in clause (iii), the Company stood ready, willing and able to consummate the Mergers and the other Transactions.

Section 8.2       Effect of Termination.

(a)         Notwithstanding anything to the contrary in this Agreement, in the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of any Parent Party, the Company or the Company Operating Partnership or any of their respective Affiliates or Representatives relating to or arising out of this Agreement, the Transactions or the subject matter hereof, except that: (i) subject to Section 8.2(d) and Section 9.14(d), no such termination shall relieve any Party for liability for such Party’s fraud or willful and material breach of any covenant or obligation contained in this Agreement prior to its termination; and (ii) the Confidentiality Agreement, the Parent Guarantee and the provisions of Section 6.1(c), Section 6.15(g), Section 6.15(h), this Section 8.2 and Article IX shall survive the termination hereof in accordance with their respective terms.

(b)          In the event that:

(i)             (A) after the date of this Agreement, a Company Alternative Proposal (substituting in the definition thereof “50%” for “20%” in each place each such phrase appears) is publicly proposed or publicly disclosed or becomes publicly known, and in each case, shall not have been withdrawn, prior to the Company Shareholder Meeting (or any adjournment or postponement thereof) (a “Qualifying Transaction”), and (B) this Agreement is terminated by the Company or Parent pursuant to Section 8.1(c) or Section 8.1(g) (and at the time of such termination the Company would not have been entitled to terminate this Agreement pursuant to Section 8.1(h)) or by Parent pursuant to Section 8.1(b)(i) and (C) (i) within twelve (12) months of the date of such termination, the Company enters into a definitive agreement with respect to or providing for such Qualifying Transaction, or (ii) a Qualifying Transaction is consummated within twelve (12) months of the date of such termination; or

(ii)            this Agreement is terminated by the Company pursuant to Section 8.1(e); or

(iii)           this Agreement is terminated by Parent pursuant to Section 8.1(d);

then, in any such event under clause (i), (ii) or (iii) of this Section 8.2(b), the Company shall pay Parent or its designee the Company Termination Payment, (x) in the case of Section 8.2(b)(iii), within three Business Days after such termination, (y) concurrently with such termination if pursuant to Section 8.2(b)(ii) or (z) in the case of only Section 8.2(b)(i), within the earlier of (x) three Business Days after the entry into a definitive agreement in respect of the applicable Qualifying Transaction and (y) concurrently with the consummation of such Qualifying Transaction; it being understood that in no event shall the Company be required to pay the Company Termination Payment on more than one occasion. As used herein, “Company Termination Payment” shall mean a cash amount equal to $30,000,000.

(c)        In the event that this Agreement is terminated by the Company pursuant to Section 8.1(h) or by the Company pursuant to Section 8.1(c) or Section 8.1(b)(ii) (in each case, in circumstances where the Company could have terminated this Agreement pursuant to Section 8.1(h)) then Parent shall pay the Company or its designee the Parent Termination Payment in accordance with the escrow procedures set forth in Section 8.2(e) within three Business Days after the date of such termination. As used herein, “Parent Termination Payment” shall mean a cash amount equal to $67,500,000.

(d)          Notwithstanding anything in this Agreement to the contrary:

(i)             if Parent provides a notice of termination and such termination would result in the obligation to pay the Company Termination Payment and Parent actually receives the full payment of the Company Termination Payment (and the costs and expenses contemplated by the last sentence of this clause (i)), the payment of such Company Termination Payment (and the costs and expenses contemplated by the last sentence of this clause (i)) shall be the sole and exclusive remedy of the Parent Parties and the Parent Related Parties against the Company Related Parties for any loss or damage suffered as a result of the failure of the Mergers to be consummated or for a breach or failure to perform hereunder or otherwise in connection with this Agreement and the Transactions (including the termination and abandonment thereof); and none of the Company, any of the Company Subsidiaries or any of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except to the extent provided in this Section 8.2; provided, that nothing herein shall relieve the Company or the Company Operating Partnership of its obligations under Section 6.1(c) and Section 6.3. For the avoidance of doubt, (a) if Parent has the right to terminate this Agreement pursuant to multiple provisions of this Agreement, Parent may elect under which provision it is providing notice of termination and (b) in the event that the Parent actually receives the full payment of the Company Termination Payment (and the costs and expenses contemplated by the last sentence of this clause (i)), the receipt of the Company Termination Payment (and the costs and expenses contemplated by the last sentence of this clause (i)) shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent or any of its Affiliates or Representatives or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, neither the Company nor the Company Operating Partnership shall have any further liability, whether pursuant to a claim at Law or in equity, to Parent or any of its Affiliates in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent or any of its Affiliates or Representatives or any other Person shall be entitled to bring or maintain any Action against the Company or the Company Operating Partnership for damages or any equitable relief arising out of or in connection with this Agreement, any of the transactions contemplated by this Agreement or any matters forming the basis for such termination (other than equitable relief to require payment of the Company Termination Payment (and the costs and expenses contemplated by the last sentence of this clause (i))). Notwithstanding anything herein to the contrary, in no event will Parent be entitled to (1) payment of monetary damages prior to the termination of this Agreement, (2) payment of both monetary damages and the Company Termination Payment or (3) both (x) payment of any monetary damages or the Company Termination Payment and (y) a grant of specific performance of this Agreement or any other equitable remedy against the Company or the Company Operating Partnership that results in the Closing. If the Company fails to pay the Company Termination Payment when due and Parent commences a suit which results in a final, non-appealable judgment against the Company for the Company Termination Payment or any portions thereof, then the Company shall pay Parent in accordance with this Section 8.2 its costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit, together with interest on the Company Termination Payment at the “prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made through the date of payment (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding); or

(ii)            if the Company has the right to terminate this Agreement and such termination would result in the obligation to pay the Parent Termination Payment and the Company actually receives the full payment of the Parent Termination Payment (and the Recovery Costs contemplated by the last sentence of this clause (ii)), the payment of such Parent Termination Payment (and the Recovery Costs contemplated by the last sentence of this clause (ii)) shall be the sole and exclusive remedy of the Company, the Company Operating Partnership and the Company Related Parties against the Parent Related Parties or any Debt Financing Source under the Debt Financing and any of their respective Debt Financing Source Related Parties for any loss or damage suffered as a result of the failure of the Mergers to be consummated or for a breach or failure to perform hereunder or otherwise in connection with this Agreement and the Transactions (including the termination and abandonment thereof); and none of Parent, any of the Parent Parties or any of the Parent Related Parties or Debt Financing Source Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except to the extent provided in this Section 8.2; provided, that nothing herein shall relieve Parent of its obligations under Section 6.1(c), Section 6.3, Section 6.15(g) and Section 6.15(h). For the avoidance of doubt, (a) if the Company has the right to terminate this Agreement pursuant to multiple provisions of this Agreement, the Company may elect under which provision it is providing notice of termination and (b) in the event that the Company actually receives the full payment of the Parent Termination Payment (and the Recovery Costs contemplated by the last sentence of this clause (ii)), the receipt of the Parent Termination Payment (and the Recovery Costs contemplated by the last sentence of this clause (ii)) shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company or any of its Affiliates or Representatives or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, none of the Parent Parties shall have any further liability, whether pursuant to a claim at Law or in equity, to the Company or any of its Affiliates in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, and none of the Company or any of its Affiliates or Representatives or any other Person shall be entitled to bring or maintain any Action against the Parent Parties for damages or any equitable relief arising out of or in connection with this Agreement, any of the transactions contemplated by this Agreement or any matters forming the basis for such termination (other than equitable relief to require payment of the Parent Termination Payment (and the Recovery Costs contemplated by the last sentence of this clause (ii))). Notwithstanding anything herein to the contrary, in no event will the Company be entitled to (1) payment of monetary damages prior to the termination of this Agreement or in amounts in excess of the amount of the Parent Liability Cap, (2) payment of both monetary damages and the Parent Termination Payment or (3) both (x) payment of any monetary damages or the Parent Termination Payment and (y) a grant of specific performance of this Agreement or any other equitable remedy against Parent or any Parent Parties that results in the Closing. If Parent fails to pay the Parent Termination Payment when due and the Company commences a suit which results in a final, non-appealable judgment against Parent for the Parent Termination Payment, or any portions thereof, then Parent shall pay the Company in accordance with this Section 8.2, its costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit, together with interest on the Parent Termination Payment at the “prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made through the date of payment (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding) (the “Recovery Costs”).

(e)          Notwithstanding anything in this Agreement to the contrary:

(i)            If Parent (the “Termination Payor”) is required to pay the Company (the “Termination Payee”) any payment under Section 8.2(c) (including any Recovery Costs) (such payment, a “Termination Payment”), such Termination Payment shall be paid into escrow on the date such payment is required to be paid by the Termination Payor pursuant to this Agreement by wire transfer of same day funds to an escrow account designated in accordance with this Section 8.2(e). In the event that the Termination Payor is obligated to pay the Termination Payee a Termination Payment, the amount payable to the Termination Payee in any taxable year of the Termination Payee shall not exceed the lesser of (I) such Termination Payment payable to the Termination Payee, and (II) the sum of (A) the maximum amount that can be paid to the Termination Payee without causing the Termination Payee to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for the relevant taxable year, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2) or 856(c)(3) of the Code (“Qualifying Income”) and taking into account any known or anticipated income of the Termination Payee which is not Qualifying Income and assuming the Termination Payee has 2.5% of its gross income from unknown sources during such year which did not constitute Qualifying Income, in each case, as determined by the Termination Payee’s independent accountants, plus (B) in the event the Termination Payee receives either (x) a letter from the Termination Payee’s counsel indicating that the Termination Payee has received a ruling from the IRS as described below in this Section 8.2(e) or (y) an opinion from the Termination Payee’s outside counsel as described below in this Section 8.2(e), an amount equal to the excess of such Termination Payment, less the amount payable under subclause (A) above. The obligation of the Termination Payor to pay any unpaid portion of any Termination Payment shall terminate on the December 31 following the date which is three years from the date the Termination Payment first becomes payable under Section 8.2(c). Amounts remaining in escrow after the obligation of the Termination Payor to pay the Termination Payment terminates shall be released to the Termination Payor. To secure the Termination Payor’s obligation to pay these amounts, the Termination Payor shall deposit into escrow an amount in cash equal to such Termination Payment with an escrow agent selected by the Termination Payor on such terms (subject to this Section 8.2(e)) as shall be mutually agreed upon by the Termination Payor, the Termination Payee and the escrow agent. The payment or deposit into escrow of such Termination Payment pursuant to this Section 8.2(e) shall be made at the time the Termination Payor is obligated to pay the Termination Payee such amount pursuant to this Section 8.2 by wire transfer of same day funds. The escrow agreement shall provide that such Termination Payment in escrow or any portion thereof shall not be released to the Termination Payee unless the escrow agent receives any one or combination of the following: (A) a letter from the Termination Payee’s independent accountants indicating the maximum amount that can be paid by the escrow agent to the Termination Payee without causing the Termination Payee to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income and taking into account any known or anticipated income of the Termination Payee which is not Qualifying Income and assuming the Termination Payee has 2.5% of its gross income from unknown sources during such year which did not constitute Qualifying Income, in each case, as determined by the Termination Payee’s independent accountants, in which case the escrow agent shall release such amount to the Termination Payee, or (B) a letter from the Termination Payee’s counsel indicating that (x) the Termination Payee received a ruling from the IRS holding that the receipt by the Termination Payee of such Termination Payment would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, or (y) the Termination Payee’s outside counsel has rendered a legal opinion to the effect that the receipt by the Termination Payee of such Termination Payment should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, in which case the escrow agent shall release the remainder of such Termination Payment to the Termination Payee. Any amount of such Termination Payment that remains unpaid as of the end of a taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitations of this Section 8.2(e).

(f)          Each of the Parties acknowledges that the agreements contained in this Section 8.2 are an integral part of the Transactions and that each of the Company Termination Payment and Parent Termination Payment is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent, or the Company and Company Operating Partnership, as applicable, in the circumstances in which the Company Termination Payment or Parent Termination Payment is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision.

ARTICLE IX

MISCELLANEOUS

Section 9.1        Amendment and Modification; Waiver.

(a)         At any time prior to the Company Merger Effective Time, whether before or after receipt of the Company Shareholder Approval, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Parties, or in the case of a waiver, by the party against whom the waiver is to be effective; provided, that after receipt of the Company Shareholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of the NYSE require further approval of the shareholders of the Company or equityholders of Parent, as applicable, the effectiveness of such amendment or waiver shall be subject to the approval of the shareholders of the Company or equityholders of Parent, as applicable. Notwithstanding anything to the contrary contained herein, no failure or delay by any party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

(b)         At any time and from time to time prior to the Company Merger Effective Time, any Party or Parties may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of the other Party or Parties, as applicable, (ii) waive any inaccuracies in the representations and warranties made to such Party or Parties contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such Party or Parties contained herein. Any agreement on the part of a Party or Parties to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party or Parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

(c)        Notwithstanding anything to the contrary set forth in this Section 9.1, any amendment or waiver of this Section 9.1(c), Section 8.2(d)(ii), Section 9.9(b), or Section 9.17 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any such section) that materially and adversely affects the Debt Financing Sources Related Parties shall require the prior written consent of the Debt Financing Sources materially and adversely affected (such consent not to be unreasonably withheld, delayed or conditioned).

Section 9.2     Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Company Merger Effective Time, except for covenants and agreements that contemplate performance after the Company Merger Effective Time or otherwise expressly by their terms survive the Company Merger Effective Time.

Section 9.3       Expenses. Except as set forth in Section 8.2(b), Section 8.2(c) and/or Section 6.15(g), whether or not the Mergers are consummated, all costs and expenses incurred in connection with the Mergers, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expense. Notwithstanding anything to the contrary contained herein, Parent shall be responsible for and pay any Transfer Taxes.

Section 9.4       Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if (a) delivered personally (notice deemed given upon receipt), (b) telecopied (notice deemed given upon confirmation of receipt), (c) sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery) or (d) sent by electronic mail (“e-mail”) transmission (so long as a confirmation of delivery (which shall not include “out of office” or other automatic replies) of such e-mail is confirmed by the sender’s system or received from a recipient thereof), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to Parent, to:

1776 Portfolio Investment, LLC
c/o KSL Capital Partners, LLC
100 St. Paul Street, Suite 800
Denver, Colorado 80206
Attention:	[***]
Email:	[***]

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017

Attention:	Krista Miniutti
Gregory Klein
Frederick de Albuquerque
E-mail:	kminiutti@stblaw.com
gregory.klein@stblaw.com
fred.dealbuquerque@stblaw.com

if to the Company or Company Operating Partnership, to:

Hersha Hospitality Trust
2001 Market Street, Suite 3600
Philadelphia, PA 19103
Attention:	[***]
Email:	[***]

with copies to:
Latham & Watkins LLP
355 South Grand Avenue, Suite 100
Los Angeles, CA 90071
Attention:	Julian Kleindorfer
Owen Alexander
Email:	julian.kleindorfer@lw.com
owen.alexander@lw.com

Section 9.5        Certain Definitions. For the purposes of this Agreement, the term:

“Action” means any claim, charge, demand, action, suit in equity or at Law, administrative, regulatory or quasi-judicial proceeding, in each case by or before a Governmental Entity or legal, judicial or similar proceeding, whether civil, criminal, or administrative.

“Affiliates” means, with respect to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. Notwithstanding the foregoing, (i) the Parent Parties shall not be deemed to be Affiliates of the Company, (ii) the Company shall not be deemed to be an Affiliate of the Parent Parties, (iii) no “portfolio company” (as such term is customarily understood among institutional private equity investors) of any Guarantor or its Affiliates shall be deemed to be Affiliates of the Parent Parties and (iv) the Parent Parties shall not be deemed to be Affiliates of any “portfolio company” (as such term is customarily understood among institutional private equity investors) of any Guarantor or its Affiliates.

“Anti-Corruption Law” means (i) the U.S. Foreign Corrupt Practices Act of 1977, as amended and (ii) any anti-bribery, anti-corruption or similar applicable Law of any other jurisdiction.

“Anti-Money Laundering Laws” means all applicable statutes, laws, rules, regulations or other requirements concerning anti-money laundering, proceeds of crime, combatting terrorism financing, and related financial recordkeeping and reporting, money transmission, money service businesses, casinos, and other regulated financial institutions of all jurisdictions where the Company or any of the Company Subsidiaries conduct business.

“Benefit Plan” means (i) each “employee benefit plan” (within the meaning of Section 3(3) of ERISA and whether or not subject to ERISA), (ii) each employment agreement, and (iii) each termination, severance, change in control, separation, retention, stock option, restricted stock, restricted stock unit, profits interest unit, or compensatory equity or equity-based, deferred compensation, bonus, incentive compensation, fringe benefit, health, medical, dental, vision, disability, accident, life insurance, welfare benefit, cafeteria, flex spending, vacation, paid time off, perquisite, retirement, pension, profit sharing, or savings or any other compensation or employee benefit plan, agreement, program, policy or other arrangement, whether or not in writing, and whether or not funded.

“Business Day” means any day other than a Saturday, Sunday or a day on which the banks in New York, New York, Baltimore, Maryland or Richmond, Virginia are authorized or required by law or executive order to be closed.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means each Benefit Plan maintained, sponsored or contributed to by the Company or any of the Company Subsidiaries or under which the Company or any of the Company Subsidiaries has any obligation or liability to provide compensation or benefits to or for the benefit of any of their respective Service Providers (other than any statutory plan, program or arrangement to which contributions are mandated by a Governmental Entity or otherwise required under applicable Law).

“Company Bylaws” means the Amended and Restated Bylaws of the Company.

“Company Common Shares” means each Priority Class A common share of beneficial interest, par value $0.01 per share, of the Company.

“Company Declaration” means the Declaration of Trust of the Company, as amended, modified or supplemented from time to time.

“Company Equity Awards” means Company Restricted Share Awards, Company LTIP Units and any other awards granted under the Company Equity Plan.

“Company Equity Plan” means the Company’s Amended and Restated 2012 Equity Incentive Plan, as amended and restated from time to time.

“Company Governing Documents” means the Company Bylaws and the Company Declaration.

“Company LTIP Unit” means an LTIP Unit as defined in the Company Operating Partnership Agreement.

“Company Material Adverse Effect” means an event, fact, circumstance, change, condition, occurrence, effect or development that (A) has, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, liabilities, operations or financial or other condition of the Company and the Company Subsidiaries, taken as a whole or (B) would prevent or materially impair the ability of the Company and/or the Company Operating Partnership to consummate the Mergers before the End Date, but for purposes of the foregoing clause (A) only, shall not include events, changes, conditions, occurrences, effects or developments relating to or resulting from (a) changes in general economic or political conditions or the securities, equity, credit or financial markets in general, or changes in or affecting domestic or foreign interest or exchange rates, (b) any decline in the market price or trading volume of the Company Common Shares or the Company Preferred Shares or any change in the credit rating of the Company or any of its securities (provided, that the facts and circumstances underlying any such decline or change may be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded by the definition thereof), (c) changes or developments in the same industries in which the Company or the Company Subsidiaries operate, (d) changes in Law or the interpretation or enforcement thereof, after the date hereof, (e) the execution and delivery of, or the compliance with, this Agreement, or the public announcement of the Mergers or other transactions contemplated hereby, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of the Company Subsidiaries with employees, partnerships, customers or suppliers or Governmental Entities (it being understood and agreed that this clause (e) shall not apply to the use of Company Material Adverse Effect in any representation and warranty set forth in Section 3.5 or Section 3.10 or any condition related to such representation and warranty), (f) compliance with the terms of, or the taking or omission of any action expressly required by, this Agreement or consented to or requested in writing by Parent, (g) any act of civil unrest, civil disobedience, war, terrorism, cyberterrorism, military activity, sabotage or cybercrime, including an outbreak or escalation of hostilities involving the United States or any other Governmental Entity or the declaration by the United States or any other Governmental Entity of a national emergency or war, or any worsening or escalation of any such conditions threatened or existing on the date of this Agreement, (h) any hurricane, tornado, flood, earthquake, natural disasters, acts of God or other comparable events, (i) any pandemic, epidemic or disease outbreak (including COVID-19) or other comparable events, (j) changes in generally accepted accounting principles or the interpretation or enforcement thereof after the date hereof, (k) any failure to meet internal or published projections, forecasts, guidance or revenue or earning predictions (provided, that the facts and circumstances underlying any such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded by the definition thereof) or (l) any litigation involving any of the Parties or their respective Subsidiaries relating to or resulting from this Agreement or the Transactions brought by or on behalf of any current or former equityholders of the Company or the Company Operating Partnership; except, with respect to clauses (a), (c), (g), (h), (i) and (j), if the impact thereof is disproportionately adverse to the Company and the Company Subsidiaries, taken as a whole, relative to other companies in the industries in which the Company and the Company Subsidiaries operate, the incremental disproportionate impact may be taken into account in determining whether there has been a Company Material Adverse Effect.

“Company Operating Partnership Agreement” means the Amended and Restated Agreement of Limited Partnership of the Company Operating Partnership, dated as of January 26, 1999, as amended, modified or supplemented from time to time.

“Company Operating Partnership Certificate” means the Certificate of Limited Partnership of the Company Operating Partnership, as amended, modified or supplemented from time to time.

“Company Operating Partnership Governing Documents” means the Company Operating Partnership Certificate and the Company Operating Partnership Agreement.

“Company Partnership Unit” shall have meaning assigned to the term “Partnership Unit” in the Company Operating Partnership Agreement.

“Company Preferred Partnership Unit” a Series C Preferred Unit, Series D Preferred Unit and/or a Series E Preferred Unit.

“Company Preferred Shares” means the Series C Preferred Shares, Series D Preferred Shares and/or Series E Preferred Shares.

“Company Real Property” means the Company Owned Real Property and the real property leased or subleased by the Company or any of the Company Subsidiaries pursuant to the Company Real Property Leases.

“Company Related Parties” means the Company and the Company Subsidiaries and any of their respective former, current or future officers, directors, partners, shareholders, managers, members, Affiliates or agents.

“Company Shareholder Approval” means the affirmative vote of the holders of at least a majority of the outstanding Company Common Shares entitled to vote at the Company Shareholder Meeting on the Company Merger and the other Transactions.

“Company Shareholder Meeting” means the meeting of the holders of Company Common Shares for the purpose of seeking the Company Shareholder Approval, including any postponement or adjournment thereof.

“Company Subsidiary Partnership” means a Company Subsidiary that is a partnership for United States federal income tax purposes.

“Company Tax Protection Agreements” means any written agreement to which the Company or any Company Subsidiary is a party pursuant to which: (i) any liability to holders of limited partnership interests in a Company Subsidiary Partnership relating to Taxes may arise, whether or not as a result of the consummation of the Transactions; and/or (ii) in connection with the deferral of income Taxes of a holder of limited partnership interests in a Company Subsidiary Partnership, the Company or the Company Subsidiaries have agreed to (A) maintain a minimum level of debt, continue a particular debt or allocate a certain amount of debt to a particular Person, (B) retain or not dispose of assets for a period of time that has not since expired, (C) make or refrain from making Tax elections, (D) use or refrain from using a particular method of taking into account book-tax disparities under Section 704(c) of the Code with respect to one or more assets of such Person or any of its subsidiaries, (E) use or refrain from using a particular method for allocating one or more liabilities of such Person or any of its subsidiaries under Section 752 of the Code, and/or (F) only dispose of assets in a particular manner.

“Contract” means any legally binding, written contract, note, bond, mortgage, indenture, deed of trust, lease, commitment, agreement or other similar instrument; including all amendments, supplements and side letters thereto that modify each such Contract, to which the Company or any Company Subsidiaries is a party to or by which they are bound or to which any of their respective properties or assets are subject or bound; provided, that “Contracts” shall not include any Company Benefit Plan.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof and any epidemics, pandemic or outbreaks thereof.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Laws, guidelines or recommendations promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19 (including the Families First Coronavirus Response Act, Pub. L. No. 116-127, Coronavirus Aid, Relief and Economic Security Act Pub. L. No. 116-136, Presidential Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster issued on August 8, 2020 by the President of the United States, and Consolidated Appropriations Act, 2021, Pub. L. 116-260, in each case, together with any administrative or other guidance published with respect thereto by any Governmental Entity).

“Debt Financing Sources” means the entities that are party to the Debt Financing Commitments (other than Parent); provided, that the term “Debt Financing Sources” shall include each entity (other than Parent) party to any Alternative Debt Financing Commitment Letter.

“Debt Financing Sources Related Party” means the Debt Financing Sources and their respective Affiliates and such Debt Financing Sources’ (and their respective Affiliates’) directors, officers, employees, controlling persons, agents, advisors, attorneys, and the successors of each of the foregoing.

“Environmental Law” means any Law relating to (a) pollution or the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), (b) public or worker health or safety (to the extent relating to Hazardous Substances), or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release, discharge or disposal of Hazardous Substances.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.

“ERISA Affiliate” means with respect to any Person, any trade or business (whether or not incorporated) that, together with such Person, is or at the relevant time was treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934.

“Existing Company Debt” means that certain Credit Agreement, dated as of August 4, 2022, by and among the Company Operating Partnership, the Company, Citibank, N.A. and the other parties signatories thereto.

“Franchise Agreement” means (i) any franchise, inbound, trademark, license or other similar agreement entered into by the Company or any Company Subsidiary (as amended from time to time) pursuant to which any Company Real Property is flagged under a hotel brand owned by any third party (each a “Franchise Company”), and any amendment thereto or guarantee thereof, and (ii) each additional license (whether with the Franchise Company or any Affiliate thereof) or other Contract related to such franchise agreement and entered into by the Company or any Company Subsidiary, in each case with respect to this clause (ii), that are material to any Company Real Property.

“fraud” means, with respect to a Party, such Party’s actual and intentional fraud with respect to the making of representations and warranties set forth in Article III or Article IV, as applicable; provided, however, that such actual and intentional fraud shall only be deemed to exist if such Party (in the case of a representation and warranty set forth in Article III or Article IV, as applicable) makes a knowing (not based on imputed or constructive knowledge) and intentional misrepresentation of a material fact with the intent that the other Party justifiably rely on such fact, coupled with the other Party’s detrimental reliance on such fact under circumstances that constitute common law fraud (but not constructive fraud) under applicable Law.

“GAAP” means United States generally accepted accounting principles.

“Ground Lease” means a ground lease (or ground sublease) interest in any real property with a third party pursuant to which the Company or any Company Subsidiary is a lessee (or sublessee) as of the date hereof, including each amendment or guaranty or other agreement related thereto.

“Hazardous Substance” means any substance, material, or waste listed, defined, regulated, designated or classified as hazardous or toxic, or as a pollutant or contaminant, or for which Liability or standards of conduct can be imposed, under any Environmental Law, including any toxic waste, hazardous substance, toxic substance, hazardous waste, special waste, petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos or asbestos-containing material, urea formaldehyde foam insulation, per- or polyfluoralkyl substances, 1.4 dioxane, or polychlorinated biphenyls.

“Hersha Name and Marks” means the name “Hersha”, and all trademarks, service marks, trade dress, logos, corporate names, trade names, Internet domain names, and other indicia of origin comprised of or containing “Hersha”, and all variations, derivations, translations and adaptations thereof.

“Indebtedness” means with respect to any Person, (i) all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money or as evidenced by notes, bonds, indentures or similar instruments, whether secured or unsecured, (ii) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person, (iii) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets (including earnouts or other contingent payments), (iv) all obligations under capital leases, (v) all obligations in respect of bankers acceptances or letters of credit, (vi) all obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions, (vii) all outstanding principal and prepayment or other premium obligations of any Person, if any, and accrued interest, indemnitees, fees and expenses related to any of the items set forth in clauses (i) through (vi) above, if such items were prepaid as of the date of determination, and (viii) any guarantee of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument.

“Intellectual Property” means all intellectual property rights anywhere in the world, including (a) patents, (b) trademarks, service marks, trade dress, logos, corporate names, trade names and Internet domain names, (c) copyrights, mask works, designs, and any other intellectual property rights in works of authorship, (d) trade secrets and other intellectual property rights in confidential and proprietary information, including know-how, unpatented inventions data and databases, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals, and (e) all registrations and applications for the registration or issuance of any of the foregoing.

“Investment Company Act” means the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

“IRS” means the United States Internal Revenue Service.

“IT Assets” means the computers, servers, routers, hubs, switches, circuits, networks, data communications lines and all other information technology equipment owned, accessed or leased by the Company and the Company Subsidiaries and used by them in connection with the operation of their business.

“Joint Venture Agreements” means the organizational documents of the Joint Ventures, including all amendments, supplements, side letters and guarantees with respect to the foregoing.

“Joint Ventures” means those certain entities defined as “Joint Ventures” as set forth in Section 3.1(d) of the Company Disclosure Letter.

“Knowledge” means (a) with respect to Parent, the actual knowledge, after reasonable inquiry, of the individuals listed on Section 9.5(a) of the Parent Disclosure Letter and (b) with respect to the Company, the actual knowledge, after reasonable inquiry, of the individuals listed on Section 9.5(b) of the Company Disclosure Letter.

“Liabilities” means all debts, liabilities, guarantees, assurances, commitments and obligations of any kind, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, whenever or however arising (including whether arising out of any Contract or tort based on negligence or strict liability).

“Lien” means a lien, mortgage, pledge, security interest, charge, title defect, claim, option to purchase or other encumbrance of any kind or nature whatsoever, but excluding any nonexclusive license of Intellectual Property or any restrictions or limitations under any securities Laws.

“Management Agreement” means the management agreements entered into by the Company or any Company Subsidiary (as amended from time to time) pursuant to which any hotel operator (other than the Company or any Company Subsidiary) manages or operates any Company Real Property (each a “Management Company”) on behalf of the Company or any Company Subsidiary and each amendment, guarantee, license or franchise agreement (whether with the Management Company or any Affiliate thereof) or other Contracts related to such management agreements and entered into by any of the Company or any Company Subsidiary.

“Material Company Lease” means any lease, sublease or occupancy agreement of real property (other than Ground Leases) under which any of the Company or any Company Subsidiary is the tenant or subtenant or serves in a similar capacity, (a) providing for annual rentals of $1,000,000 or more or (b) demising more than 10,000 square feet of space, in each case other than agreements exclusively among the Company or any Company Subsidiary.

“Material Space Lease” means any lease, sublease, license or occupancy agreement of real property (other than Ground Leases) under which any of the Company or any Company Subsidiary is the landlord or sub-landlord or serves in a similar capacity, (a) providing for annual rentals of $1,000,000 or more or (b) demising more than 10,000 square feet of space, in each case other than agreements exclusively among the Company or any Company Subsidiary.

“NYSE” means the New York Stock Exchange.

“Order” means any arbitration award, determination, order, writ, decree, judgment, award, injunction, ruling, settlement, notice, stipulation or other similar provision issued, promulgated, made, rendered or entered into by or with any Governmental Entity.

“Parent Governing Documents” means certificate of formation of Parent and the operating agreement of Parent.

“Parent Material Adverse Effect” means an event, change, condition, occurrence, effect or development that, individually or in the aggregate, would prevent or materially impair the ability of the Parent Parties to consummate the Mergers.

“Parent Related Parties” means Parent and its Affiliates and any of their respective former, current or future officers, directors, partners, equityholders, managers, members, Affiliates or agents or other Representatives.

“Pending Sale Contract” means each Contract pursuant to which a Pending Sale Property is to be sold, together with all amendments, modifications or supplements thereto.

“Permitted Lien” means (A) statutory liens securing payments not yet delinquent, (B) such imperfections or irregularities of title, non-monetary Liens, charges, easements, covenants and other restrictions or non-monetary encumbrances as do not materially affect the use, value or operation of the properties or assets subject thereto or affected thereby or otherwise materially interfere with or impair business operations at such properties as currently conducted, (C) easements, rights of way or other similar matters or restrictions or exclusions which are matters of public record or which would be shown by a current title report or other similar report and any condition or other matter that may be shown or disclosed by a current and accurate survey or physical inspection of the real property, in each case as do not materially affect the use, value or operation of the properties or assets subject thereto or affected thereby or otherwise materially interfere with or impair business operations at such properties as currently conducted, (D) [intentionally omitted], (E) encumbrances for Taxes or other governmental charges not yet delinquent or for Taxes that are being contested in good faith by appropriate proceeding and for which adequate reserves have been provided on the Company’s financial statements in accordance with GAAP (to the extent required by GAAP), (F) pledges or deposits made in the ordinary course of business to secure obligations under workers’ compensation, unemployment insurance, social security, retirement and similar Laws or similar legislation or to secure public or statutory obligations, (G) mechanics’, materialmen’s, carriers’, workmen’s, repairmen’s, warehousemen’s or other like encumbrances arising or incurred in the ordinary course of business for amounts that are not yet due and payable or the amount or validity of which are being contested in good faith and for which appropriate reserves have been established on the Company’s or the applicable Company Subsidiary’s financial statements in accordance with GAAP (to the extent required by GAAP), (H) Liens, mortgages, or deeds of trust, security interests or other encumbrances related to the Existing Company Debt or other indebtedness reflected on the consolidated financial statements of the Company, (I) Liens arising under or permissible under the Management Agreements and the Franchise Agreements, (J) the terms of any Ground Leases, and all right and title of the fee lessor under any Ground Lease and any Liens thereon permitted pursuant to the terms of the applicable Ground Lease, (K) Liens for which title insurance coverage pursuant to a title policy held by the Company or its Subsidiaries has been obtained, (L) Liens imposed or promulgated by Laws or by any Governmental Entities with respect to real property and improvements, including zoning, entitlement or other land use or environmental regulations and (M) Liens under applicable securities laws.

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person.

“Per Series C Preferred Share Redemption Price” means an amount in cash equal to $25.00 plus accrued and unpaid dividends, if any, to and including the Closing Date, without interest.

“Per Series D Preferred Share Redemption Price” means an amount in cash equal to $25.00 plus accrued and unpaid dividends, if any, to and including the Closing Date, without interest.

“Per Series E Preferred Share Redemption Price” means an amount in cash equal to $25.00 plus accrued and unpaid dividends, if any, to and including the Closing Date, without interest.

“Personal Information” means information that is considered “personally identifiable information,” “personal information,” “personal data” or reasonably equivalent terms, in each case as those terms are defined under applicable Law.

“Privacy Obligations” means all Laws and binding industry standards applicable to the Company and the Company Subsidiaries, and privacy policies publicly posted by the Company and any Company Subsidiary, in each case relating to the collection, access, use, processing, storage, disclosure, transmission, or cross-border transfer of Personal Information.

“Qualified REIT Subsidiary” means a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code.

“REIT” means a “real estate investment trust” within the meaning of Section 856(a) of the Code.

“Representatives” means, with respect to any Person, such Person’s officers, employees, directors, managers, trustees, accountants, consultants, legal counsel, financial and other advisors, agents and other representatives and, in the case of Parent and its Affiliates, their respective financing sources.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission (including the staff thereof).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Sensitive Data” means Personal Information and cardholder data and sensitive authentication data that must be protected in accordance with the requirements of the Payment Card Industry Data Security Standard.

“Series C Preferred Share” means each 6.875% Series C Cumulative Redeemable Preferred Share of Beneficial Interest, par value $0.01 per share, of the Company.

“Series C Preferred Unit” shall have the meaning assigned to the term “Series C Preferred Partnership Unit” in the Company Operating Partnership Agreement.

“Series D Preferred Share” means each 6.50% Series D Cumulative Redeemable Preferred Share of Beneficial Interest, par value $0.01 per share, of the Company.

“Series D Preferred Unit” shall have the meaning assigned to the term “Series D Preferred Partnership Unit” in the Company Operating Partnership Agreement.

“Series E Preferred Share” means each 6.50% Series E Cumulative Redeemable Preferred Share of Beneficial Interest, par value $0.01 per share, of the Company.

“Series E Preferred Unit” shall have the meaning assigned to the term “Series E Preferred Partnership Unit” in the Company Operating Partnership Agreement.

“Service Provider” means any current or former officer, employee, director, trustee or individual independent contractor.

“Specified Management Company” means the Management Company listed in Section 9.5(c) of the Company Disclosure Letter.

“Subsidiaries” means, with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation, limited liability company, partnership or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership. Notwithstanding the foregoing, for purposes of Section 3.14 and Section 3.18 of this Agreement (and all terms defined therein), the Third Party Controlled Joint Ventures shall be considered Subsidiaries of the Company; provided the representations and warranties made by Company with respect to the Third Party Controlled Joint Ventures in Section 3.14 and Section 3.18 shall be deemed made to the Knowledge of the Company in all instances.

“Tax” or “Taxes” means any and all taxes, levies, duties and other similar charges and fees (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto, whether disputed or not) imposed by any Governmental Entity, including income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax.

“Tax Return” means any report, return, claim for refund, estimated tax filing or declaration filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Taxable REIT Subsidiary” means a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code.

“Third Party Controlled Joint Venture” means any Joint Venture which is not Controlled by the Company or a Company Subsidiary.

“Third Party Managing Member” means the managing member of any Third Party Controlled Joint Venture.

“Transaction Documents” means, collectively, this Agreement, the Confidentiality Agreement, the Parent Guarantee, the Voting and Support Agreements, the Financing Commitments and any other agreement or document contemplated thereby or any document or instrument delivered in connection hereunder or thereunder.

 “Transfer Right” means a buy/sell, put option, call option, option to purchase, a marketing right, a forced sale, tag or drag right or a right of first offer or right of first refusal , pursuant to the terms of which any Person (including the Company or any Subsidiary) could be required to purchase or sell the applicable equity interests of any Person, any fee owned real property or any other material assets, rights or properties.

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“willful and material breach” means a material breach that is a consequence of an act undertaken by the breaching party or the failure by the breaching party to take an act it is required to take under this Agreement, with the actual knowledge or intent that the taking of or failure to take such act would result in, constitute or cause a breach of this Agreement.

Section 9.6       Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Acceptable Confidentiality Agreement	Section 5.2(b)
Agreement	Preamble
Alternative Acquisition Agreement	Section 5.2(a)
Alternative Debt Financing	Section 6.15(b)
Alternative Debt Financing Commitment Letter	Section 6.15(b)
Amended Partnership Agreement	Section 1.5(b)
Articles of Merger	Section 1.4(b)
Articles of Partnership Merger	Section 1.4(a)
Book-Entry Shares	Section 2.2(b)
Capitalization Date	Section 3.2(a)
Certificate of Limited Partnership	Section 1.5(b)
Certificates	Section 2.2(b)
Closing	Section 1.3
Closing Date	Section 1.3
Collective Bargaining Agreement	Section 3.12(a)
Company	Preamble
Company Alternative Proposal	Section 5.2(f)
Company Approvals	Section 3.5
Company Board of Trustees	Recital
Company Board Recommendation	Recital
Company Change of Recommendation	Section 5.2(c)
Company Compensation Committee	Section 2.4(c)
Company Disclosure Letter	Article III
Company Equity Interests	Section 3.2(c)
Company Intervening Event	Section 5.2(h)
Company Intervening Event Notice	Section 5.2(d)

Company Intervening Event Notice Period	Section 5.2(d)
Company Material Contract	Section 3.14(a)
Company Merger	Recital
Company Merger Effective Time	Section 1.4(b)
Company Operating Partnership	Preamble
Company Operating Partnership Approval	Section 3.4(b)
Company Owned Real Property	Section 3.18(a)
Company Permits	Section 3.17(b)
Company Permitted Dividend	Section 5.1(b)(iii)
Company Real Property Leases	Section 3.18(b)
Company Registered Intellectual Property	Section 3.16(a)
Company REIT Counsel	Section 7.2(c)
Company Restricted Share Award	Section 2.4(a)
Company SEC Documents	Section 3.6(a)
Company Subsidiary	Section 3.1(a)
Company Superior Proposal	Section 5.2(g)
Company Superior Proposal Notice	Section 5.2(c)
Company Superior Proposal Notice Period	Section 5.2(c)
Company Termination Payment	Section 8.2(b)(iii)
Company Transaction Committee	Recital
Confidentiality Agreement	Section 6.1(c)
Consents	Section 6.2(a)
Continuing Employee	Section 6.5(a)
Continuing Units	Section 2.1(b)(ii)
Contracting Party	Section 9.14(d)
Debt Financing	Section 4.9
Debt Financing Commitments	Section 4.9
Definitive Financing Agreements	Section 6.15(a)
DLLCA	Recital
End Date	Section 8.1(c)
Enforceability Exceptions	Section 3.3(a)
Equity Financing	Section 4.9
Equity Financing Commitments	Section 4.9
Exchange Fund	Section 2.2(a)
Excluded Shares	Section 2.1(a)(iv)
Excluded Units	Section 2.1(b)(iii)
Existing Loan Document	3.14(a)(iv)
Financial Advisor	Section 3.20
Financing	Section 4.9
Financing Commitments	Section 4.9
Financing Uses	Section 4.9
Funded Indebtedness	Section 6.14
Governmental Entity	Section 3.5
Ground Leased Real Property	Section 3.18(b)
Guarantor	Recital
Indemnified Party	Section 6.4(b)

Inquiry	Section 5.2(j)
Insurance Policies	Section 3.21
KYC Certifications	Section 6.17
Law	Section 3.17(a)
Laws	Section 3.17(a)
Merger Consideration	Section 2.1(a)(i)
Mergers	Recital
MGCL	Section 3.24
MRL	Recital
Non-Cooperation Notice	Section 6.15(f)
Non-Recourse Party	Section 9.14(d)
OP Merger Consideration	Section 2.1(b)(i)
OP Merger Sub	Preamble
Parent	Preamble
Parent Approvals	Section 4.4
Parent Disclosure Letter	Article IV
Parent Guarantee	Recital
Parent Liability Cap	Section 9.14(d)
Parent Parties	Preamble
Parent Termination Payment	Section 8.2(c)
Participation Agreements	Section 3.18(i)
Participation Interest	Section 3.18(i)
Participation Party	Section 3.18(i)
Parties	Preamble
Partnership Agreement Amendments	Section 1.5(b)
Partnership Board of Managers	Recital
Partnership Merger	Recital
Partnership Merger Effective Time	Section 1.4(a)
Party	Preamble
Paying Agent	Section 2.2(a)
Pay-Off Letters	Section 6.14
Pending Sale Contract	Section 3.18(c)
Pending Sale Properties	Section 3.18(c)
Per Company Preferred Share Merger Consideration	Section 2.1(a)(ii)
Per Company Series C Preferred Share Merger Consideration	Section 2.1(a)(ii)
Per Company Series D Preferred Share Merger Consideration	Section 2.1(a)(ii)
Per Company Series E Preferred Share Merger Consideration	Section 2.1(a)(ii)
Per Company Share Merger Consideration	Section 2.1(a)(i)
Per Partnership Unit Merger Consideration	Section 2.1(b)(i)
Permits	Section 3.17(b)
Preferred Merger Consideration	Section 2.1(a)(ii)
Proceeding	Section 6.4(b)
Proxy Statement	Section 3.5
Qualifying Income	Section 8.2(e)(i)
Qualifying Transaction	Section 8.2(b)(i)

REIT Merger Sub	Preamble
Recovery Costs	Section 8.2(d)
Related Party Agreement	Section 3.22
SDAT	Section 1.4
Space Leased Real Property	Section 3.18(b)
Subject Courts	Section 9.11(b)
Surviving Entity	Section 1.2
Surviving Partnership	Section 1.1
Takeover Statutes	Section 3.24
Termination Payee	Section 8.2(e)(i)
Termination Payment	Section 8.2(e)(i)
Termination Payor	Section 8.2(e)(i)
Transactions	Recital
Transfer Taxes	Section 6.12(b)
VRULPA	Recitals
VSCC	Section 1.4(a)

Section 9.7       Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. “Ordinary course of business” shall be deemed to be followed by the words “consistent with past practice in all material respects” and, as used in this Agreement, substantially similar in nature and magnitude to actions customarily taken without any authorization by the Company Board of Trustees in the course of normal day-to-day operations, whether or not such words actually follow such phrase. All references herein to “$” or “dollars” shall be to U.S. dollars. All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any specific law defined or referred to herein or in any schedule that is referred to herein means such law as from time to time amended and to any rules or regulations promulgated thereunder. Each of the Parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement. When a reference is made in this Agreement to information or documents being “provided,” “made available” or “disclosed” by the Company to Parent or any of its Affiliates or Representatives, such information or documents shall mean any information or documents (a) included in the Company SEC Documents on or after January 1, 2021 and on or before one Business Day prior to the date of this Agreement, (b) furnished at least 24 hours prior to the execution of this Agreement in the virtual data room hosted by Datasite established by or on behalf of the Company in connection with the Mergers and the other Transactions and (c) with respect to the information and documents described on Section 9.7 of the Company Disclosure Letter, provided in writing (including electronically) to Parent or any of its Affiliates or Representatives at least 24 hours prior to the execution of this Agreement.

Section 9.8     Counterparts; Effectiveness. This Agreement may be executed in counterparts (including by electronic mail in “portable document format” (.pdf) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document), each of which shall be an original, with the same effect as if the signatures thereto and hereto were on the same instrument. This Agreement shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by telecopy, electronic mail or otherwise as authorized by the prior sentence) to the other Parties.

Section 9.9       Entire Agreement; Third-Party Beneficiaries.

(a)         This Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

(b)         Except (i) as provided in Section 6.4, (ii) if the Closing occurs, the right of the applicable holders of Company Common Shares and/or Company Preferred Shares to receive, from and after the Company Merger Effective Time, the applicable Merger Consideration or Preferred Merger Consideration, in accordance with the terms hereof, including Section 2.2, (iii) if the Closing occurs, the right of the applicable holders of Company Partnership Units to receive, from and after the Partnership Merger Effective Time, the applicable OP Merger Consideration, in accordance with the terms hereof, including Section 2.2, and (iv) the rights of each Debt Financing Sources Related Party under the Debt Financing with respect to their respective rights under this Section 9.9(b), Section 8.2(d)(ii), Section 9.1(c) and Section 9.17, neither this Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) nor the Confidentiality Agreement are intended to confer upon any Person other than the Parties any rights or remedies hereunder.

Section 9.10     Severability. If any term or other provision of this Agreement (other than Section 9.3) is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Mergers is not affected in any manner adverse to any Party. Upon such determination that any term or other provision (other than Section 9.3) is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Mergers are fulfilled to the extent possible.

Section 9.11      Governing Law; Jurisdiction.

(a)          This Agreement, and all claims or causes of Actions (whether at Law, in contract or in tort) that may be based upon, arise out of or related to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the Laws of the State of Maryland without giving effect to conflicts of laws principles (whether of the State of Maryland or any other jurisdiction that would cause the application of the Laws of any jurisdiction other than the State of Maryland).

(b)         All Actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the Circuit Court for Baltimore City, Maryland or in any federal court located in the State of Maryland (such courts, the “Subject Courts”). Each of the Parties hereby irrevocably and unconditionally (a) submits to the exclusive jurisdiction of the Subject Courts, for the purpose of any Action arising out of or relating to this Agreement and the Transactions brought by any Party, (b) agrees not to commence any such action or proceeding except in such courts, (c) agrees that any claim in respect of any such action or proceeding may be heard and determined in any Subject Court, (d) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding, (e) agrees, with respect to any Action filed in the Circuit Court for Baltimore City, Maryland, to jointly request an assignment to the Maryland Business and Technology Case Management Program, and (f) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding. Each of the Parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 9.4. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law.

Section 9.12     Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGERS AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING ANY SUCH ACTION AGAINST ANY DEBT FINANCING SOURCE RELATED PARTY). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.

Section 9.13    Assignment. This Agreement shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties; provided, that each of Parent, REIT Merger Sub and OP Merger Sub shall have the right, without the prior written consent of the Company or any other Party, to assign all or any portion of their respective rights, interests and obligations hereunder to a wholly-owned direct or indirect Subsidiary of Parent or to any of their respective Affiliates, or to any debt financing sources (including the Debt Financing Sources) for purposes of creating a security interest herein or otherwise assigning as collateral in respect of any debt financing (including the Debt Financing), but no such assignment shall relieve Parent, REIT Merger Sub or OP Merger Sub of any of its obligations hereunder, impede or delay any of the transactions contemplated by this Agreement, or result in any incrementally adverse Tax consequences to the Company, the Company Operating Partnership or any of their respective shareholders or equityholders. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 9.14     Specific Enforcement.

(a)         The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each Party agrees that, in the event of any breach or threatened breach by any other Party of any covenant or obligation contained in this Agreement, the non-breaching Party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity) to obtain (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (ii) an injunction restraining such breach or threatened breach.

(b)         Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.14, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(c)          Notwithstanding anything herein or in any Transaction Document to the contrary, it is hereby acknowledged and agreed that the Company shall be entitled to specific performance, an injunction or other equitable remedy to cause Parent to consummate the Closing if, and only if, (i) Parent is required to consummate the Closing pursuant to Section 1.3 and Parent fails to consummate the Closing by the date the Closing is required to have occurred pursuant to with Section 1.3, (ii) the financing provided for by the Debt Financing Commitments (taking into account any funding of the “Gap Facility” contemplated thereby) (or, if applicable, the Alternative Debt Financing) has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing and (iii) the Company has irrevocably confirmed in writing to Parent that all of the conditions set forth in Section 7.1 and Section 7.3 have been satisfied or validly waived (to the extent permitted) (other than those conditions that by their nature are to be satisfied by the taking of actions or delivery of documents on the Closing Date but each of which is capable of being satisfied at the Closing), and the Company has irrevocably confirmed in writing to Parent that if specific performance is granted and the Equity Financing and Debt Financing (including any Alternative Debt Financing that has been obtained in accordance with Section 6.15) are funded, then the Closing would occur and the Company would cause the Closing to occur in accordance with Section 1.3 (and the Company has not revoked, withdrawn, modified or conditioned such confirmation). Notwithstanding anything else to the contrary in this Agreement, for the avoidance of doubt, while the Company may concurrently seek (i) specific performance or other equitable relief, subject in all respects to this Section 9.14 and (ii) payment of the Parent Termination Payment and/or monetary damages if, as and when required pursuant to and in accordance with the terms of this Agreement, including Section 8.2 and this Section 9.14, under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance or other equitable relief, on the one hand, and payment of the Parent Termination Payment and/or monetary damages, on the other hand.

(d)        Notwithstanding anything to the contrary in this Agreement (other than the final sentence of this Section 9.14(d)), (i) the maximum aggregate liability of the Parent Parties for monetary losses, damages, costs or expenses in connection with this Agreement, the Equity Commitment Letter, the Guarantee and the transactions contemplated by this Agreement shall be limited to an amount equal to (1) the Parent Termination Payment, plus (2) any Recovery Costs, plus (3) Parent’s indemnification, payment and reimbursement obligations pursuant to Section 6.15(g) (collectively, the “Parent Liability Cap”), and (ii) in no event shall the Company or any of its Affiliates seek any amount in excess of the Parent Liability Cap in connection with this Agreement, the Equity Commitment Letter, the Guarantee or the transactions contemplated by this Agreement or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or in equity, in contract, tort or otherwise. In no event shall the Company or any of its Affiliates seek nor shall the Company permit to be sought on behalf of the Company any monetary damages of any kind, including consequential, indirect, or punitive damages, from any officer, director, agent or employee of the Parent Parties, any direct or indirect holder of any equity interests or securities of the Parent Parties or any direct or indirect director, officer, employee, partner, Affiliate, member, controlling Person or Representative of any of the foregoing, in connection with this Agreement or the transactions contemplated by this Agreement (other than as expressly provided by and subject to the terms of the Equity Commitment Letter and the Guarantee). Except for the liabilities and obligations of the parties to the Equity Commitment Letter, the Guarantee and any other agreements pursuant thereto under any of the foregoing agreements to which they are parties and except for claims for fraud, all claims, obligations, liabilities, or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement or the Transactions, or the negotiation, execution, or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and such representations and warranties are those solely of) the Persons that are expressly identified as the parties in the preamble to this Agreement (each, a “Contracting Party”). Except for the liabilities and obligations of the parties to the Equity Commitment Letter, the Guarantee, the Debt Financing Commitments and any other agreements pursuant thereto under any of the foregoing agreements to which they are parties and except for claims for fraud, no Person who is not a Contracting Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, equityholder, Affiliate, agent, attorney, representative or assignee of, and any financial advisor or lender to, any Contracting Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, equityholder, Affiliate, agent, attorney, representative or assignee of any of the foregoing and the Guarantors and their respective Affiliates (collectively, the “Non-Recourse Party”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or the Transactions or based on, in respect of, or by reason of this Agreement or the Transactions or the negotiation, execution, performance, or breach of this Agreement and, to the maximum extent permitted by applicable Law, each Contracting Party, on behalf of itself and its Affiliates, hereby waives and releases all such liabilities, claims, causes of action, and obligations against any such Non-Recourse Party. Without limiting the foregoing, to the maximum extent permitted by applicable Law, except as expressly provided in the Equity Commitment Letter, the Guarantee, and any other agreements pursuant thereto, (i) each Contracting Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impute or extend the liability of a Contracting Party to any Non-Recourse Party, whether based on statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise; and (ii) each Contracting Party disclaims any reliance upon any Non-Recourse Party with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement. Notwithstanding the foregoing provisions of this Section 9.14(d) and any other provision of this Agreement to the contrary, but subject to the terms and conditions of the Equity Commitment Letter, the Debt Financing Commitments and the Guarantee (and without limiting the Company’s respective remedies thereunder), the Company may seek to cause Parent to enforce the terms of such Equity Commitment Letter, if and solely to the extent permitted by Section 9.14(c), or the Guarantee to cause the other parties thereto to provide funds to Parent to permit Parent to satisfy (w) a valid Order requiring Parent to specifically perform the Closing pursuant to and in accordance with the terms of this Agreement, (x) any valid Order or award of damages in favor of the Company obtained by the Company pursuant to and in accordance with Section 8.2, (y) payment by Parent of Parent’s indemnification, payment and reimbursement obligations pursuant to Section 6.15(g) and/or (z) payment by Parent of the Parent Termination Payment and any Recovery Costs pursuant to and in accordance with Section 8.2, in each case, solely to the extent provided therein and in accordance with their respective terms. Notwithstanding anything herein to the contrary and for the avoidance of doubt, (A) nothing in this Section 9.14(d) shall limit in any way the Company’s right to an injunction, specific performance or other equitable remedy in accordance with Section 9.14(c), and (B) nothing in this Section 9.14 nor Section 8.2 shall limit in any way any fraud remedies or the remedies of the parties under the Confidentiality Agreement.

Section 9.15   Obligations of Merger Subs. Whenever this Agreement requires OP Merger Sub and REIT Merger Sub to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause OP Merger Sub and REIT Merger Sub, as applicable, to take such action.

Section 9.16     [reserved]

Section 9.17      Debt Financing Sources. Notwithstanding anything in this Agreement to the contrary, the Company on behalf of itself and the Company Subsidiaries (but excluding, for the avoidance of doubt, the Parent Parties and their Affiliates) hereby: (i) agrees that any Action, whether in Law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Sources Related Parties, arising out of or relating to, this Agreement, the Debt Financing or any of the agreements entered into in connection with the Debt Financing or any of the Transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such Action to the exclusive jurisdiction of such court, and such Action (except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in any documentation related to the Debt Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the law of the State of Delaware)) shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another jurisdiction), (ii) agrees not to bring or support any Action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Sources Related Party in any way arising out of or relating to, this Agreement, the Debt Financing or any of the Transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (iii) agrees that service of process upon the Company or its subsidiaries in any such Action or proceeding shall be effective if notice is given in accordance with Section 9.4, (iv) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Action in any such court, (v) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law trial by jury in any Action brought against the Debt Financing Sources in any way arising out of or relating to, this Agreement, the Debt Financing or any of the Transactions contemplated hereby or thereby or the performance of any services thereunder (provided that, notwithstanding the foregoing, nothing herein shall affect the rights of the Parent Parties and their Affiliates against the Debt Financing Sources Related Parties with respect to the Debt Financing or any of the transactions contemplated thereby or the any services thereunder), (vi) agrees that none of the Debt Financing Sources Related Parties will have any liability to Company, its Affiliates, directors, officers, employees, agents, partners, managers, members or shareholders related to or arising out of this Agreement, the Debt Financing, the Debt Financing Commitments or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, and (vii) agrees that the Debt Financing Sources Related Parties are express third party beneficiaries of, and may enforce, any of the provisions in this Agreement reflecting the foregoing agreements in this Section 9.17.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent, REIT Merger Sub, OP Merger Sub, the Company and the Company Operating Partnership have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

1776 PORTFOLIO INVESTMENT, LLC

By:	KSL Capital Partners VI, L.P.
Its Managing Member

By:	KSL Capital Partners VI GP, LLC,
Its General Partner

By:	/s/ Timothy Nolen Taylor
Name: Timothy Nolen Taylor
Title: Chief Financial Officer

1776 PORTFOLIO REIT MERGER SUB, LLC

By:	1776 Portfolio Investment, LLC
Its Managing Member

By:	/s/ Timothy Nolen Taylor
Name: Timothy Nolen Taylor
Title: CFO, Treasurer & Assistant Secretary

1776 PORTFOLIO OP MERGER SUB, LP

By:	1776 Portfolio Investment, LLC
Its General Partner

By:	/s/ Timothy Nolen Taylor
Name: Timothy Nolen Taylor
Title: CFO, Treasurer & Assistant Secretary

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Parent, REIT Merger Sub, OP Merger Sub, the Company and the Company Operating Partnership have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

HERSHA HOSPITALITY TRUST

By:	/s/ Ashish R. Parikh
Name: Ashish R. Parikh
Title: Chief Financial Officer

HERSHA HOSPITALITY LIMITED PARTNERSHIP

By:	HERSHA HOSPITALITY TRUST,
its General Partner

By:	/s/ Ashish R. Parikh
Name: Ashish R. Parikh
Title: Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]